UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Table of Contents

Table of Contents

1 - Press Release	3
Highlights	4
Main Infotmation	6
Ratings	8
Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Economic Scenario	22
Main Economic Indicators	23
Guidance	24
Statement of Income vs. Managerial Income vs. Adjusted Income	25
2 - Economic and Financial Analysis	29
Balance Sheet	30
Adjusted Statement of Income	31
Financial Margin – Interest and Non-Interest	31
– Financial Margin - Interest	32
• Loan Financial Margin - Interest	34
• Funding Financial Margin - Interest	52
• Securities/Other Financial Margin - Interest	57
• Insurance Financial Margin - Interest	57
– Financial Margin – Non-Interest	58
Insurance, Private Pension Plans and Savings Bonds	59
– Bradesco Vida e Previdência	66
– Bradesco Saúde – Consolidated	68
– Bradesco Capitalização	69
– Bradesco Auto/RE	71
Fee and Commission Income	73
Administrative and Personnel Expenses	79
– Coverage Ratio	82
Tax Expenses	82
Equity in the Earnings of Unconsolidated Companies	83
Operating Result	83
Non-Operating Result	84
3 - Return to Shareholders	85
Sustainability	86
Investor Relations Area – RI	87
Corporate Governance	87
Bradesco Shares	88
Main Indicators	90
Weighting in Main Stock Market Indexes	91
Dividends / Interest on Shareholders’ Equity	91
4 - Additional Information	93
Products and Services Market Share	94
Compulsory/Liabilities	95
Investments in Infrastructure, Information Technology and e Telecommunications	96
Risk Management	97
Capital Adequacy Ratio (Basel II)	97
5 - Report of Independent Auditors	99
Limited assurance report from independent auditors on the supplementary accounting information	100
6 - Financial Statements, Report of Independent Auditors and Fiscal Council’s Report	103
Consolidated Financial Statements	104

Bradesco      1

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other reason.

Few numbers of this Report were submitted to rounding adjustments.

Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

   2   Report on Economic and Financial Analysis - September 2011

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Press Release

Highlights

The main figures obtained by Bradesco in the nine-month period of 2011 are presented below:

1.  Adjusted Net Income(1) in the period was R$8.427 billion (an 18.4% increase compared to the R$7.120 billion recorded in the same period last year), corresponding to earnings per share of R$2.91 in the last 12 months and Return on Average Shareholders’ Equity(2) of 22.4%.

2.    Adjusted Net Income was composed of R$6.086 billion from financial activities, representing 72.2% of the total, and R$2.341 billion from insurance, private pension plans and savings bond operations, which accounted for 27.8%.

3.   On September 30, 2011, Bradesco’s market capitalization stood at R$96.682 billion(3).

4.   Total Assets stood at R$722.289 billion in September 2011, an 18.0% increase on the balance in the same period in 2010. Return on Average Assets was 1.7%.

5. The Expanded Loan Portfolio(4) stood at R$332.335 billion in September 2011, up 22.0% from the same period in 2010. Operations with individuals totaled R$105.389 billion (a 13.3% gain), while operations with companies totaled R$226.946 billion (up 26.5%).

6.   Total Assets under Management stood at R$973.194 billion, an increase of 16.1% from September 2010.

7.    Shareholders’ Equity stood at R$53.742 billion in September 2011, up 16.5% on September 2010. The Capital Adequacy Ratio stood at 14.7% in September 2011, 12.2% of which fell under Tier I Capital.

8.    Interest on Shareholders’ Equity and Dividends were paid and provisioned to shareholders for the first nine months of 2011 in the amount of R$2.838 billion, R$1.104 billion of which was paid as monthly and interim dividends and R$1.734 billion provisioned.

9.    Financial Margin reached R$29.063 billion, up 20.9% in comparison with the first nine months of 2010.

10.  The Delinquency Ratio over 90 days stood at 3.8%, stable in comparison with September 2010.

11. The Efficiency Ratio(5) stood at 42.7% in September 2011 (42.5% in September 2010) and the “adjusted-to-risk” ratio stood at 52.4% (53.3% in September 2010).

12. Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income totaled R$26.560 billion in the nine-month period of 2011, up by 20.4% over the same period in 2010. Technical provisions stood at R$97.099 billion, equal to 30.1% of the Brazilian insurance market (reference date: July/11).

13. Investments in infrastructure, information technology and telecommunications amounted to R$2.819 billion in the first nine months of 2011, a 4.6% increase on the same period in the previous year.

14.  In the first nine months of 2011, taxes and contributions, including social security, paid or provisioned, amounted to R$14,127 billion, R$6,042 billion of which referred to taxes withheld and collected from third parties and R$8.085 billion to activities of Bradesco Organization, equivalent to 95.9% of Adjusted Net Income(1).

15. Continuing its strategy towards organic growth, Bradesco launched, in the past 12 months, 451 branches of which 271 were opened in the last three months and hired over 9 thousand new employees in the period.

16. Bradesco has an extensive customer service network in Brazil, comprising 6,925 service points (3,945 branches, 1,320 PABs - Banking Service Branches and 1,660 PAAs - Advanced Service Branches). Customers can also use 1,589 PAEs - ATMs in companies, 31,372 Bradesco Expresso service points, 6,233 Postal Bank branches, 33,217 own ATMs in the Bradesco Dia&Noite network and 12,379 ATMs shared with other banks(6).

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) R$105.792 billion considering the closing price of preferred shares (most traded share); (4) Includes sureties and guarantees, letters of credit, advances of credit card receivable, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment, and operations with Credit Risk – Commercial Portfolio, which includes debentures and promissory notes;  (5) Accumulated over 12 months; and (6) Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander.  (7) Support Rating is an assessment of possible support for a company given by its shareholders or by official authorities in times of crisis.

4	Report on Economic and Financial Analysis – September 2011

Press Release

Highlights

17.   Employee payroll, plus charges and benefits, totaled R$6.631 billion. Social benefits provided to the 101,334 employees of the Bradesco Organization and their dependents amounted to R$1.585 billion, while investments in training and development programs totaled R$108.268 million.

18.     On August 12, 2011, Fitch Rating raised Bradesco’s support rating(7) by one notch, from ‘3’ to ‘2’.

19.    On August 22, 2011, Japanese rating agency R&I raised Bradesco’s issuer rating from ‘BBB-’ to ‘BBB’.

20.    Main Awards and Acknowledgments in the period:

•      For the sixth consecutive year, Bradesco was selected as a part of the Dow Jones Sustainability Index 2011, a select list prepared by the New York Stock Exchange comprising companies with the best sustainable development practices.

•    Ranked 4th in the "World's Greenest Companies” list prepared by Newsweek magazine, made up of companies with the best social and environmental responsibility practices in the world, becoming the only Brazilian company to hold position among the top 15.

•      The only financial institution to stand out in the “Best Companies for Shareholders 2011” award, among companies with a market capitalization greater than R$15 billion (Capital Aberto magazine);

•      For the twelfth consecutive year, Bradesco was one of the “100 Best Companies to Work for in Brazil” (Época magazine);

•      The Best Financial Institution to Work for in Brazil (Guia Você S/A Exame – “The Best Companies to Work for 2011”);

•      For the fifth consecutive time, Grupo Bradesco Seguros leads the ranking of Brazilian insurers, in the 2011 edition (Valor 1000 Yearbook);

•    Grupo Bradesco Seguros stood out in the As Melhores da Dinheiro yearbook, in the “Insurance and Pension Plan" and “Health" categories (IstoÉ Dinheiro magazine); and

•     Grupo Bradesco Seguros, the largest insurance conglomerate in Brazil, was recognized by the 2011 edition of Maiores e Melhores yearbook (Exame magazine).

21. With regards to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and offering social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. The highlight in this area is Fundação Bradesco, which has been developing an extensive social and educational program that operates 40 schools throughout Brazil. In 2011, a forecasted budget of R$307.994 million will help serve more than 526 thousand people, 111 thousand of which through its own schools, in Basic Education, from Kindergarten to High School and Vocational Training - High School Level; Education for Youth and Adults; and Preliminary and Continued Education. In the Virtual School (Fundação Bradesco’s e-learning portal), at the CIDs (Digital Inclusion Centers) and through other programs, like Educa+Ação, over 415 thousand people will be served. The more than 50 thousand Basic Education students receive uniforms, school supplies, meals and medical and dental assistance free of charge. For 54 years, Fundação Bradesco has provided more than 2 million students with quality formal education free of charge, who, together with participants in in-class and distance courses, bring the number of participants to over 4 million people.

Bradesco	5

Press Release

Main Information

	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	Variation %
									3Q11 x 2Q11	3Q11 x 3Q10
Statement of Income for the Period - R$ million
Book Net Income	2,815	2,785	2,702	2,987	2,527	2,405	2,103	2,181	1.1	11.4
Adjusted Net Income	2,864	2,825	2,738	2,684	2,518	2,455	2,147	1,839	1.4	13.7
Total Financial Margin	10,230	9,471	9,362	9,018	8,302	8,047	7,689	7,492	8.0	23.2
Gross Loan Financial Margin	6,928	6,548	6,180	6,143	5,833	5,757	5,630	5,373	5.8	18.8
Net Loan Financial Margin	4,149	4,111	3,820	3,848	3,774	3,596	3,442	2,678	0.9	9.9
Expenses with Allowance for Loan Losses	(2,779)	(2,437)	(2,360)	(2,295)	(2,059)	(2,161)	(2,188)	(2,695)	14.0	35.0
Fee and Commission Income	3,876	3,751	3,510	3,568	3,427	3,253	3,124	3,125	3.3	13.1
Administrative and Personnel Expenses	(6,285)	(5,784)	(5,576)	(5,790)	(5,301)	(4,976)	(4,767)	(4,827)	8.7	18.6
Premiums from Insurance, Private Pension Plan Contributions and Income from Savings Bonds	9,049	9,661	7,850	9,022	7,697	7,163	7,196	8,040	(6.3)	17.6
Balance Sheet - R$ million
Total Assets	722,289	689,307	675,387	637,485	611,903	558,100	532,626	506,223	4.8	18.0
Securities	244,622	231,425	217,482	213,518	196,081	156,755	157,309	146,619	5.7	24.8
Loan Operations (1)	332,335	319,802	306,120	295,197	272,485	259,722	249,828	238,830	3.9	22.0
- Individuals	105,389	102,915	100,200	98,243	93,038	89,780	86,146	82,210	2.4	13.3
- Corporate	226,946	216,887	205,920	196,954	179,447	169,942	163,683	156,620	4.6	26.5
Allowance for Loan Losses (ALL)	(19,091)	(17,365)	(16,740)	(16,290)	(16,019)	(15,782)	(15,836)	(16,313)	9.9	19.2
Total Deposits	224,664	213,561	203,822	193,201	186,194	178,453	170,722	171,073	5.2	20.7
Technical Provisions	97,099	93,938	89,980	87,177	82,363	79,308	77,685	75,572	3.4	17.9
Shareholders' Equity	53,742	52,843	51,297	48,043	46,114	44,295	43,087	41,754	1.7	16.5
Assets Under Management	973,194	933,960	919,007	872,514	838,455	767,962	739,894	702,065	4.2	16.1
Performance Indicators (%) on Adjusted Net Income (except when stated otherwise)
Adjusted Net Income per Share - R$ (2)	2.91	2.82	2.72	2.61	2.38	2.19	2.07	2.02	3.2	22.3
Book Value per Share (Common and Preferred) - R$	14.08	13.82	13.42	12.77	12.26	11.77	11.45	11.10	1.9	14.8
Annualized Return on Average Shareholders' Equity (3) (4)	22.4	23.2	24.2	22.2	22.5	22.8	22.2	20.3	(0.8) p.p	(0.1) p.p
Annualized Return on Average Assets (4)	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.6	-	-
Average Rate - (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets) Annualized	8.0	7.8	8.2	8.3	7.9	8.2	8.1	8.1	0.2 p.p	0.1 p.p
Fixed Assets Ratio - Total Consolidated	16.7	17.3	17.4	18.1	16.7	20.9	19.8	18.6	(0.6) p.p	-
Combined Ratio - Insurance (5)	86.2	85.8	86.1	85.1	85.3	84.7	85.2	85.3	0.4 p.p	0.9 p.p
Efficiency Ratio (ER) (2)	42.7	42.7	42.7	42.7	42.5	42.0	41.2	40.5	-	0.2 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses)(2)	62.7	63.5	63.6	64.2	65.1	64.9	66.0	66.5	(0.8) p.p	(2.4) p.p
Market Capitalization - R$ million (6)	96,682	111,770	117,027	109,759	114,510	87,887	100,885	103,192	(13.5)	(15.6)
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	7.3	6.9	7.0	7.1	7.4	7.6	8.0	8.5	0.4 p.p	(0.1) p.p
Non-Performing Loans (>60 days (8) / Loan Portfolio)	4.6	4.5	4.4	4.3	4.6	4.9	5.3	5.7	0.1 p.p	-
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	3.8	3.7	3.6	3.6	3.8	4.0	4.4	4.9	0.1 p.p	-
Coverage Ratio (> 90 days (8))	194.0	189.3	193.6	197.6	191.8	188.5	180.8	174.6	4.7 p.p	2.2 p.p
Coverage Ratio (> 60 days (8))	159.6	154.0	159.1	163.3	162.0	155.8	151.3	148.6	5.6 p.p	(2.4) p.p
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	14.7	14.7	15.0	14.7	15.7	15.9	16.8	17.8	(0.0) p.p	(1.0) p.p
- Tier I	12.2	12.9	13.4	13.1	13.5	13.9	14.3	14.8	(0.7) p.p	(1.3) p.p
- Tier II	2.5	1.8	1.7	1.7	2.3	2.1	2.6	3.1	0.7 p.p	0.2 p.p
- Deductions	-	-	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	0.0 p.p	0.1 p.p

6	Report on Economic and Financial Analysis – September 2011

Press Release

Main Information

	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Variation %
									Sept11 x Jun11	Sept11 x Sept10
Structural Information - Units
Service Points	62,055	59,473	57,185	54,884	52,015	49,154	46,570	44,577	4.3	19.3
- Branches	3,945	3,676	3,651	3,628	3,498	3,476	3,455	3,454	7.3	12.8
- PAAs (9)	1,660	1,659	1,660	1,660	1,643	1,592	1,451	1,371	0.1	1.0
- PABs (9)	1,320	1,313	1,308	1,263	1,233	1,215	1,200	1,190	0.5	7.1
- PAEs (9)	1,589	1,587	1,588	1,557	1,559	1,565	1,564	1,551	0.1	1.9
- Outplaced Bradesco ATM Network Terminals (10)	3,953	3,962	3,921	3,891	4,104	3,827	3,664	3,577	(0.2)	(3.7)
- ATM Terminals in the Shared Network (10) (11)	10,815	10,856	10,326	9,765	8,113	7,358	6,912	6,486	(0.4)	33.3
- Banco Postal (Postal Bank)	6,233	6,227	6,218	6,203	6,194	6,177	6,110	6,067	0.1	0.6
- Bradesco Expresso (Correspondent Banks)	31,372	29,263	27,649	26,104	24,887	23,190	21,501	20,200	7.2	26.1
- Bradesco Promotora de Vendas	1,157	919	853	801	773	743	702	670	25.9	49.7
- Branches / Subsidiaries Abroad	11	11	11	12	11	11	11	11	-	-
ATMs	45,596	45,103	44,263	43,072	41,007	39,766	38,772	37,957	1.1	11.2
- Own Network	33,217	32,714	32,514	32,015	31,759	31,387	30,909	30,657	1.5	4.6
- Shared Network (11)	12,379	12,389	11,749	11,057	9,248	8,379	7,863	7,300	(0.1)	33.9
Debit and Credit Card (12) - in million	153.0	150.4	147.5	145.2	140.7	137.8	135.6	132.9	1.7	8.7
Employees	101,334	98,317	96,749	95,248	92,003	89,204	88,080	87,674	3.1	10.1
Employees and Interns	10,731	10,563	10,321	9,999	9,796	8,913	9,605	9,589	1.6	9.5
Foundation Employees (13)	3,813	3,796	3,788	3,693	3,756	3,734	3,713	3,654	0.4	1.5
Customers - in millions
Checking accounts	24.7	24.0	23.5	23.1	22.5	21.9	21.2	20.9	2.9	9.8
Savings Accounts (14)	40.6	39.7	39.4	41.1	38.5	37.1	36.2	37.7	2.3	5.5
Insurance Group	39.4	38.0	37.0	36.2	34.6	33.9	33.8	30.8	3.7	13.9
- Policyholders	34.3	33.0	32.1	31.5	30.0	29.3	29.2	26.3	3.9	14.3
- Pension Plan Participants	2.1	2.1	2.1	2.0	2.0	2.0	2.0	2.0	-	5.0
- Savings Bond Customers	3.0	2.9	2.8	2.7	2.6	2.6	2.6	2.5	3.4	15.4
Bradesco Financiamentos	2.4	2.9	2.9	3.3	3.4	3.5	3.8	4.0	(17.2)	(29.4)

(1)   Expanded Loan Portfolio: Includes sureties and guarantees, letters of credit, advances of credit card receivables, loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignment and operations with Credit Risk – Commercial Portfolio, covering debentures and promissory notes;

(2)   In the last 12 months;

(3)   Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity;

(4)   Adjusted net income in the period;

(5)   Excluding additional provisions;

(6)   Number of shares (less treasury shares) multiplied by the closing price of the common and preferred shares on the period’s last trading day;

(7)   Concept defined by Brazilian Central Bank;

(8)   Credits overdue;

(9)   PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company;  PAA: service point located in a municipality without a Bank branch;

(10) Including overlapping ATMs within the Bank’s own and shared network: in September 2011 - 2,040; June 2011 – 2,045; March 2011 – 2,024; December 2010 – 1,999, September 2010 – 1,670, June 2010 - 1,547, March 2010 – 1,490 and December 2009 – 1,455;

(11) Shared ATM network: Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander, since November 2010;

(12) Includes pre-paid,  Private Label, Banco Ibi as of December 2009 and Ibi México as of December 2010;

(13) Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and

(14) Number of accounts.

Bradesco	7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Individual (1)	Support	Domestic Currency		Foreign Currency				Domestic
B/C	2	Long-Term	Short-Term	Long-Term		Short-Term		Long-Term	Short-Term
		A-	F1	BBB +		F2		AAA (bra)	F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength	International Scale					Domestic Scale		International Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB
	Baa1	A1	P - 1	Baa2	P-2	Aaa.br	BR - 1

*
Standard & Poor's						Austin Rating
International Scale - Counterparty Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating			Long-Term	Short-Term
Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

(1) On July 20, 2011, Fitch Ratings introduced to the market the Viability rating for financial institutions around the globe, which reflects the same primary risks evaluated in the former Individual Rating. Fitch emphasizes that this is not a fundamental change in its approach to bank ratings or a change in opinion on the creditworthiness of the entities covered. For Bradesco, the Individual Rating ‘B/C’ was changed to Viability Rating ‘a-’. To facilitate the transition, Fitch Ratings will maintain both ratings up to December 31, 2011.

Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

	R$ million
	9M11	9M10	3Q11	2Q11
Book Net Income	8,302	7,035	2,815	2,785

Non-Recurring Events	125	85	49	40
- Provision/ (Reversal) of Tax Risks	(2,126)	397	(2,126)	-
- Recording of Additional ALL	1,006	-	1,006	-
- Labor Provision	501	-	501	-
- Civil Provision	170	-	170	-
- Civil Provision - Economic Plans	233	182	110	69
- Other (2)	201	(325)	201	-
- Tax Effects	140	(169)	187	(29)
Adjusted Net Income	8,427	7,120	2,864	2,825

ROAE % (1)	22.0	22.2	22.7	23.3

ROAE (ADJUSTED) % (1)	22.4	22.5	23.1	23.6

(1)  Annualized; and

(2)  In 3Q11 and 9M11, includes: (i) expenses for asset impairment analysis totaling R$152 million; (ii) other operational provisions totaling R$107 million; and (iii) gross gains from the partial sale of Ibi Promotora totaling R$58 million. In 9M10, includes: (i) recording of tax credits totaling R$242 million; (ii) gross gains from the partial sale of the investment in CPM Braxis totaling R$79 million; and (iii) net effect of the payment of taxes, through the program for payment in installments or in full of tax debits – Law 11,941/09 (REFIS) in the amount of R$4 million.

8	Report on Economic and Financial Analysis – September 2011

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Statement of Income for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Statement of Income, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown in the previous page.

Note that the Adjusted Statement of Income is the basis adopted for the analysis and comments made in Chapters 1 and 2 of this report.

								R$ million
	Adjusted Statement of Income
	9M11	9M10	Variation		3Q11	2Q11	Variation
			9M11 x 9M10				3Q11 x 2Q11
			Amount	%			Amount	%
Financial Margin	29,063	24,038	5,025	20.9	10,230	9,471	759	8.0
- Interest	27,685	22,973	4,712	20.5	9,669	9,167	502	5.5
- Non-Interest	1,378	1,065	313	29.4	561	304	257	84.5
ALL	(7,576)	(6,408)	(1,168)	18.2	(2,779)	(2,437)	(342)	14.0
Gross Income from Financial Intermediation	21,487	17,630	3,857	21.9	7,451	7,034	417	5.9
Income from Insurance, Private Pension Plan and Savings Bond Operations (1)	2,437	2,072	365	17.6	864	788	76	9.6
Fee and Commission Income	11,137	9,804	1,333	13.6	3,876	3,751	125	3.3
Personnel Expenses	(7,921)	(6,769)	(1,152)	17.0	(2,880)	(2,605)	(275)	10.6
Other Administrative Expenses	(9,724)	(8,275)	(1,449)	17.5	(3,405)	(3,179)	(226)	7.1
Tax Expenses	(2,659)	(2,262)	(397)	17.6	(866)	(913)	47	(5.1)
Companies	91	67	24	35.8	41	16	25	156.3
Other Operating Income/Expenses	(2,593)	(1,736)	(857)	49.4	(907)	(764)	(143)	18.7
Operating Income	12,255	10,531	1,724	16.4	4,174	4,128	46	1.1
Non-Operating Income	(1)	(18)	17	(94.4)	10	(7)	17	-
Income Tax / Social Contribution	(3,713)	(3,294)	(419)	12.7	(1,304)	(1,271)	(33)	2.6
Non-controlling Interest	(114)	(99)	(15)	15.2	(16)	(25)	9	(36.0)
Adjusted Net Income	8,427	7,120	1,307	18.4	2,864	2,825	39	1.4

(1)  Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	9

Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

In the third quarter of 2011, Bradesco’s adjusted net income stood at R$2,864 million, a 1.4% or R$39 million increase from the previous quarter, mainly due to: (i) financial margin gains, result of a greater volume of operations and treasury/securities gains; (ii) an increase in fee and commission income; partially offset by: (iii) higher personnel and administrative expenses due to collective bargaining agreement and organic growth in the period; and (iv) an increase in the allowance for loan losses driven, mainly, by greater volume of loan operations.

In the first nine months of 2011 versus the same period last year, adjusted net income increased by R$1,307 million, or 18.4%. The main reasons for this result are described in this chapter, among which Bradesco’s organic growth stands out.

Shareholders’ Equity for September 2011 stood at R$53,742 million, up 16.5% on the balance of September 2010. The Capital Adequacy Ratio stood at 14.7%, 12.2% of which fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$722,289 million in September 2011, up 18.0% over September 2010, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) remained stable, hovering around 1.7%.

10	Report on Economic and Financial Analysis – September 2011

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The “adjusted-to-risk” Efficiency Ratio, which reflects the impact of risk associated with loan operations(2) was up by 0.9 p.p. when compared to the third quarter of 2010. This growth was the result of a drop in delinquency in the period in question.

The ER in the last 12 months(1) was stable in comparison with the previous quarter.

The quarterly ER increased from 42.0% in the second quarter of 2011 to 42.9% this quarter, mainly due to: (i) higher personnel expenses, mainly resulting from an increase in salary levels (collective bargaining agreement); and (ii) increased administrative expenses driven by organic growth in the period. Excluding the effect of salary increases arising from collective bargaining agreement and adjustment of labor obligations, the quarterly ER would have remained virtually stable in comparison with the previous quarter.

(1)  Efficiency Ratio (ER) = (Personnel Expenses – Employee Profit Sharing (PLR) + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our Efficiency Ratio in the third quarter of 2011 would be 45.5%; and

(2) Including Allowance for Loan Losses (ALL) expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

Bradesco	11

Press Release

Summarized Analysis of Adjusted Income

Financial Margin

The R$759 million increase in the third quarter of 2011 compared to the second quarter of 2011 was due to:

• a R$502 million increase in interest-earning operations, mainly due to higher gains with “Loan” and “Funding” margins; and

• a R$257 million increase in the non-interest margin, due to treasury/securities gains.

Financial margin posted a R$5,025 million improvement between the first nine months of 2011 and the same period in 2010, for growth of 20.9% mainly driven by:

• a R$4,712 million increase in income from interest-earning operations due to:
(i) higher gains from “Loan” margin, resulting from an increase in business volume; (ii) higher income from “Funding” margin; and (iii) increased income from “Insurance” margin; and

• greater income from the non-interest margin, in the amount of R$313 million, due to higher treasury/securities gains.

12	Report on Economic and Financial Analysis – September 2011

Press Release

Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

						R$ million
	9M11			9M10
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	19,656	250,059	10.6%	17,220	203,266	11.5%
Funding	3,393	295,027	1.5%	2,113	231,808	1.2%
Insurance	2,618	92,422	3.8%	1,920	78,894	3.3%
Securities/Other	2,018	225,793	1.2%	1,720	192,084	1.2%
0
Financial Margin	27,685	-	7.5%	22,973	-	7.5%
0
	3Q11			2Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	6,928	260,140	11.1%	6,548	250,771	10.9%
Funding	1,252	313,201	1.6%	1,132	295,721	1.5%
Insurance	800	95,865	3.4%	819	92,582	3.6%
Securities/Other	689	244,470	1.1%	668	226,903	1.2%
0
Financial Margin	9,669	-	7.6%	9,167	-	7.6%

The annualized interest financial margin rate stood at 7.6% in the third quarter of 2011, in line with the figure recorded in the previous quarter.

Bradesco	13

Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In September 2011, Bradesco’s loan operations totaled R$332.3 billion. The 3.9% increase in the quarter was due to growth of: (i) 5.6% in SMEs; (ii) 3.9% in Corporate; and (iii) 2.4% in Individuals.

Over the last twelve months, the portfolio expanded by 22.0%, driven by: (i) 27.0% growth in Corporate; (ii) 25.8% growth in SMEs; and (iii) 13.3% growth in Individuals.

In the Individuals segment, the products that posted the strongest growth in the last twelve months were: (i) real estate financing; (ii) payroll-deductible loans; and (iii) BNDES/Finame onlending. In the Corporate segment, growth was led by: (i) operations with credit risk – commercial portfolio, which include debentures and promissory notes; (ii) BNDES/Finame onlending; and (iii) real estate financing – corporate plan.

(1)  Includes sureties, guarantees, letters of credit, and advances of credit card receivables, debentures, and promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see page 38 of Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

In the third quarter of 2011, expenses with the allowance for loan losses stood at R$2,779 million, up 14.0% on the previous quarter, mainly due to: (i) a 3.8% increase in the volume of loan operations – Brazilian Central Bank concept; and (ii) a slight increase in delinquency in the period.

In the first nine months of 2011 compared to the same period of 2010, ALL expenses posted an 18.2% increase, in line with the growth of generic provisions, given that indicators of delinquency (over 60 and 90 days) remained practically stable. Loan operations – Brazilian Central Bank concept grew by 19.9% in the same period, demonstrating growth accompanied by quality in Bradesco’s loan portfolio.

(1) In the 3Q11, includes exceeding ALL in the total amount of R$1.0 billion.

14	Report on Economic and Financial Analysis – September 2011

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days

The Delinquency ratio of over 90 days posted an increase of 0.1 p.p. in the quarter, mainly due to the 0.3 p.p. increase in the Individuals indicator, which occurred, partially, thanks to the change in criteria for identifying delinquency in credit card operations and the 0.1 p.p. increase in that of the SME segment.

Coverage Ratios

The following graph presents the evolution of the coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In September 2011 these ratios reached 159.6% and 194.0%, respectively. It is important to note that in the third quarter of 2011, the Bank recorded an additional provision in the amount of R$1.0 billion to cover an eventual economic downturn worldwide and its impacts on the Brazilian economy.

The balance of Allowance for Loan Losses (ALL) of R$19.1 billion in September 2011 was made up of: (i) R$15.1 billion in Brazilian Central Bank requirements; and (ii) R$4.0 billion in additional provisions.

Bradesco	15

Press Release

Summarized Analysis of Adjusted Income

Results of Insurance, Private Pension Plans and Savings Bonds Operations

Net Income in the third quarter of 2011 came to R$780 million (R$800 million in the second quarter of 2011), posting Return on Average Shareholders’ Equity of 28.2%.

In the first nine months of 2011, Net Income totaled R$2.341 billion, up 10.2% compared to the Net Income recorded in the same period last year (R$2.125 billion), for return on Shareholders’ Equity of 26.5%.

(1)    Excluding additional provisions.

	R$ million (unless otherwise indicated)
	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	Variation %
									3Q11 x 2Q11	3Q11 x 3Q10
Net Income	780	800	761	779	721	701	703	602	(2.5)	8.2
Premiums from Insurance, Private Pension Plan Contributions and Income from Savings Bonds (1)	9,049	9,661	7,850	9,022	7,697	7,163	7,196	8,040	(6.3)	17.6
Technical Provisions	97,099	93,938	89,980	87,177	82,363	79,308	77,685	75,572	3.4	17.9
Financial Assets	107,244	103,847	99,594	96,548	92,599	88,515	86,928	83,733	3.3	15.8
Claims Ratio	71.5	72.2	72.0	71.1	72.4	71.8	73.3	74.3	(0.7) p.p	(0.9) p.p
Combined Ratio	86.2	85.8	86.1	85.1	85.3	84.7	85.2	85.3	0.4 p.p	0.9 p.p
Policyholders / Participants and Customers (in thousands)	39,434	37,972	37,012	36,233	34,632	33,908	33,768	30,822	3.9	13.9
Market Share of Insurance Premiums Written, Private Pension Plan Contribution and Savings Bond Income (2)	24.9	25.0	23.2	24.7	24.7	24.8	25.2	24.4	(0.1) p.p	0.2 p.p

Note: For comparison purposes, we have excluded the build in Technical Provisions for benefits to be granted – Remission (Health) from the calculation of ratios for the first quarter of 2010, and the effects of RN 206/09 on health revenues from the calculation of combined ratios.
(1) Excludes the effects of RN 206/09 (ANS), which as of January 2010 extinguished the PPNG (SES), with income from premiums accounted pro-rata temporis. Note that this accounting change did not affect Earned Premiums; and

(2) 3Q11 considers the latest data made available by Susep (July 2011).

16	Report on Economic and Financial Analysis – September 2011

Press Release

Summarized Analysis of Adjusted Income

In the third quarter of 2011, the Savings Bond and Health segments posted growth of 13.0% and 4.4%, respectively, while Life and Pension Plan products were down from the second quarter of 2011, as a result of extraordinary growth of 42.1% in the previous quarter.

In the first nine months of 2011, production grew by 20.4% compared to the same period last year, due to the performance of Life and Pension Plan, Health and Savings Bond products, which increased 21.9%, 23.0% and 26.5%, respectively.

Net income in the third quarter of 2011 was in line with the previous quarter's results, with main performance indicators posting slight improvements, including a 0.7 p.p. drop in the claims ratio.

Net income for the first nine months of 2011 was 10.2% higher than the figure posted in the same period last year, due to: (i) 20.4% growth in revenues; (ii) a 0.6 p.p. decrease in claims ratio; (iii) improved financial result and equity in the earnings (losses) of subsidiaries; and partially offset by: (iv) an increase in personnel expenses, driven by the collective bargaining agreement in January 2011.

In terms of solvency, Grupo Bradesco de Seguros e Previdência complies with Susep rules effective as of January 1, 2008, and international standards (Solvency II). The Group’s financial leverage ratio stood at 2.8 times Shareholders’ Equity.

Bradesco	17

Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the third quarter of 2011, fee and commission income totaled R$3,876 million, up 3.3% or R$125 million from the previous quarter. This increase was mainly driven by: (i) higher credit card revenue; (ii) the increase in fund management revenue (iii) higher checking account revenue, arising from a net increase in the number of accounts; and (iv) greater collection revenue; offset by: (v) lower gains with capital market operations (underwriting/ financial advisory services).

When comparing the first nine months of the year with the same period in 2010, the R$1,333 million increase, or 13.6%, in fee and commission income was mainly due to: (i) the performance of the credit card segment, driven by the growth in card base and revenues, in addition to the increase in interest held in Visavale; (ii) higher income from checking accounts, which was driven by growth in business volume and an increase in checking account base, which posted net growth of 2.2 million accounts in the period; (iii) greater income from loan operations, arising from the increase in sureties and guarantees and the higher volume of contracted operations; (iv) growth in revenue from fund management; (v) greater revenue from collections; and (vi) the increase in revenue from consortium management.

18	Report on Economic and Financial Analysis – September 2011

Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the third quarter of 2011, the R$275 million increase from the previous quarter was due to the following:

•     “structural” – R$ 187 million growth. mainly resulting from: (i) an increase in salaries, arising from the collective bargaining agreement and the adjustment of labor obligations; (ii) higher expenses with salaries, social charges and benefits due to the Bank's organic growth, which led to opening of new service points and consequent growth of staff; and

•      “non-structural” – increase of R$88 million, mainly related to greater expenses with employee and management profit sharing (PLR).

Growth between the first nine months of 2011 and the same period in 2010 of R$1,152 million is mainly due to:

•       R$874 million in the “structural” portion from: (i) increased expenses with salaries, social charges and benefits, due to higher salary levels; (ii) and the increase in the number of employees; and

• R$278 million in the “non-structural” portion, mainly driven by: higher expenses with provisions for labor claims; and (ii) higher expenses with employee and management profit sharing (PLR).

Obs.: Structural Expenses = Salaries + Compulsory Social Charges + Benefits + Private Pension Plans.

Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + costs with termination of contracts.

Bradesco	19

Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the third quarter of 2011, administrative expenses increased by 7.1% over the previous quarter, mainly due to higher expenses with:
(i) third party services, chiefly arising from:
(a) variable expenses from the placement of Cards and CDC products (i.e. Call Centers); and (b) legal and corporate consulting services; (ii) data processing; and (iii) transportation.

The 17.5% increase in the first nine months of 2011 over the same period in 2010 is the result of higher expenses with: (i) outsourced services, related to: (a) partial outsourcing of credit card processing (Fidelity); and (b) variable expenses related to revenue (e.g. non-bank correspondents); (ii) an increase in business and service volume; (iii) agreement amendments and (iv) expenses directly related to the expansion of the Customer Service Network by 10,040 units, as follows: 447 branches, 134 PAB/PAE/PAA, 6,485 Bradesco Expresso units and 2,974 other service points, amounting to 62,055 locations on September 30, 2011.

Other Operating Revenue and Expenses

Other operating expenses, net of other operating income, totaled R$907 million in the third quarter of 2011, up R$143 million over the previous quarter, basically a result of: (i) higher expenses with the recording of operating provisions, especially civil provisions; and (ii) the reversal of the provision recorded in the second quarter of 2011, related to IBNR and benefits to be granted (remission) in the Health Insurance segment.

Compared to the same period last year, the increase in other operating expenses net of other operating income in the first nine months of 2011, in the amount of R$857 million, is mainly the result of: (i) higher expenses with the recording of operating provisions, especially civil provisions;

and (ii) higher expenses with amortization of intangible assets – acquisition of banking rights.

20	Report on Economic and Financial Analysis – September 2011

Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Income tax and social contribution expenses in the third quarter of 2011 remained virtually stable when compared with the previous quarter.

In the first nine months of 2011, the increase in these expenses over the same period in 2010 is mainly the result of: (i) an increase in taxable income; and (ii) the terminantion of tax credits resulting from the increase in the social contribution rate from 9% to 15%.

Unrealized Gains

Unrealized gains totaled R$9,057 million in the third quarter of 2011, a R$320 million decrease from the previous quarter. This was mainly due to: (i) the depreciation of marked-to-market securities offset by: (a) the drop in the stock market (Ibovespa -16.2%); and mitigated by: (b) the decrease in the interest rates of securities pegged to the IPCA, impacting their market prices; (ii) mark-to-market effect of subordinated debt; and partially offset by: (iii) the appreciation of investments, especially in Cielo and Odontoprev, whose shares appreciated by 7.4% and 6.9% in the quarter, respectively.

Bradesco	21

Press Release

Economic Scenario

Throughout the third quarter, there was mounting concern over the global scenario, accompanied by a significant increase in financial market volatility. The eurozone’s fiscal problems continued to garner the most attention, and until a definitive and comprehensive solution is found, there is an increasing risk of the problem spreading to the larger economies, such as Italy, or even contaminating the European banking system. Given the widespread belief in a double-dip recession in the U.S. and Europe, comparisons with the end of 2008 have become inevitable, leading to a deterioration in the confidence of the economic agents. In the last few weeks, the scenario has been marked by increasing uncertainty as analyses point to a more intense deceleration of the Chinese economy than previously expected. New problems with the local banking system and the real estate sector have lent support to fears, which we do not share, that China will post quarterly growth of less than 7.5% in some quarters in 2012, triggering a global economic slowdown

The heightened risk associated with the world economy has had three important consequences: (i) the normalization of monetary policy by the main central banks will most likely be delayed – as already indicated by the Federal Reserve – thereby ensuring high international liquidity; (ii) the prices of the leading commodities have fallen, albeit less so than in 2008/2009, due to restrictions on supply, especially for agricultural and metal products; and (iii) the increase in risk aversion has benefited the dollar (despite the uncertainties regarding the U.S. economy), leading to a depreciation of other currencies, including those of the developing countries with the best growth prospects.

Brazil is not immune to global events, although it is certainly much better prepared to face the materialization of existing risks than it was three years ago. Faced with a deteriorating international scenario and the current leveling-off of domestic activity, the Central Bank reduced basic interest rates at the end of August, signaling the beginning of a monetary expansion.

At the same time, the country’s foreign reserves (currently US$350 billion, versus US$208 billion in September 2008) and the volume of reserve requirements held by the Central Bank (R$421 billion, versus R$272 billion three years ago) constitute an excellent line of defense that can be tapped into quickly if needed.

Although the prospective global scenario should have a deflationary impact on the Brazilian economy, there are still a number of challenges related to the handling of monetary policy, given the mismatch between supply and demand, the economy’s high level of indexation and, most recently, the depreciation of the real to a greater extent than the other “commodity-currencies.”

Bradesco is maintaining its positive long-term outlook for Brazil. Despite the country’s undeniable export vocation, domestic demand has been and will continue to be the main engine of economic performance. Household consumption has been driven by the buoyant job market, while investments have benefited from the opportunities generated by pre-salt oil exploration and the sporting events in 2014 and 2016. With no signs of excessive income commitment by borrowers and with continuing upward social mobility, the outlook for the Brazilian banking system remains favorable, particularly in the real estate segment, which has ample space for sustainable growth given the economic fundamentals.

The Organization continues to believe that Brazil will achieve a higher potential growth pace more rapidly if fueled by bigger investments in education and infrastructure and by economic reforms that increase the efficiency of the productive sector. Action on these fronts would play a crucial role in giving the private sector a more solid foundation in regard to facing global competition and continuing to grow and create jobs.

22	Report on Economic and Financial Analysis – September 2011

Press Release

Main Economic Indicators

Main Indicators (%)	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	9M11	9M10
Interbank Deposit Certificate (CDI)	3.01	2.80	2.64	2.56	2.61	2.22	2.02	2.12	8.70	7.01
Ibovespa	(16.15)	(9.01)	(1.04)	(0.18)	13.94	(13.41)	2.60	11.49	(24.50)	1.23
USD – Commercial Rate	18.79	(4.15)	(2.25)	(1.65)	(5.96)	1.15	2.29	(2.08)	11.30	(2.70)
General Price Index - Market (IGP-M)	0.98	0.70	2.43	3.18	2.09	2.84	2.78	(0.11)	4.17	7.89
CPI (IPCA – IBGE)	1.06	1.40	2.44	2.23	0.50	1.00	2.06	1.06	4.97	3.60
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.48	1.48	1.48	4.50	4.50
Reference Interest Rate (TR)	0.43	0.31	0.25	0.22	0.28	0.11	0.08	0.05	0.99	0.47
Savings Accounts	1.95	1.82	1.76	1.73	1.79	1.62	1.59	1.56	5.62	5.08
Business Days (number)	65	62	62	63	65	62	61	63	189	188
Indicators (Closing Rate)	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept11	Sept10
USD – Commercial Selling Rate – (R$)	1.8544	1.5611	1.6287	1.6662	1.6942	1.8015	1.7810	1.7412	1.8544	1.6942
Euro – (R$)	2.4938	2.2667	2.3129	2.2280	2.3104	2.2043	2.4076	2.5073	2.4938	2.3104
Country Risk (points)	275	148	173	189	206	248	185	192	275	206
Basic Selic Rate Copom (% p.a.)	12.00	12.25	11.75	10.75	10.75	10.25	8.75	8.75	12.00	10.75
BM&F Fixed Rate (% p.a.)	10.39	12.65	12.28	12.03	11.28	11.86	10.85	10.46	10.39	11.28

Projections through 2013

%	2011	2012	2013
USD - Commercial Rate (year-end) - R$	1.70	1.70	1.74
Extended Consumer Price Index (IPCA)	6.50	5.80	5.20
General Price Index - Market (IGP-M)	6.30	5.10	4.50
Selic (year-end)	11.00	10.00	10.00
Gross Domestic Product (GDP)	3.20	3.70	4.70

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Press Release

Guidance

Bradesco's Outlook for 2011

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	15 to 19%
Individuals	13 to 17%
Corporate	16 to 20%
SMEs	20 to 24%
Corporate	11 to 15%
Products
Vehicles	10 to 14%
Cards (2)	9 to 13%
Real Estate Financing (origination)	R$14.0 bi
Payroll Deductible Loans	30 to 34%
Financial Margin (3)	18 to 22%
Fee and Commission Income (4)	10 to 14%
Operating Expenses (5)	15 to 18%
Insurance Premiums	15 to 18%
(1)     Expanded Loan Portfolio;
(2)     Does not include the “BNDES Cards” and “Receivables in Advance” portfolios;
(3)     Under current criterion, Guidance for Financial Margin; and
(4)     Changed from 9% -13% to 10%-14%; and
(5)     Changed from 11% - 15% to 15%-18%

24	Report on Economic and Financial Analysis – September 2011

Press Release

Statement of Income vs. Managerial Income vs. Adjusted Income

Analytical Breakdown of Statement of Income vs. Managerial Income vs. Adjusted Income

3rd Quarter of 2011

												R$ million
	3Q11
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	8,693	(141)	37	(142)	(430)	-	-	-	2,213	10,230	-	10,230
ALL	(3,906)	-	-	-	178	(57)	-	-	-	(3,785)	1,006	(2,779)
Gross Income from Financial Intermediation	4,787	(141)	37	(142)	(252)	(57)	-	-	2,213	6,445	1,006	7,451
Savings Bond Operations (10)	864	-	-	-	-	-	-	-	-	864	-	864
Fee and Commission Income	3,772	-	-	-	-	-	104	-	-	3,876	-	3,876
Personnel Expenses	(3,380)	-	-	-	-	-	-	-	-	(3,380)	501	(2,880)
Other Administrative Expenses	(3,314)	-	-	-	-	-	-	(91)	-	(3,405)	-	(3,405)
Tax Expenses	(695)	-	-	-	69	-	-	-	(240)	(866)	-	(866)
Equity in the Earnings (Losses) of Unconsolidated Companies	41	-	-	-	-	-	-	-	-	41	-	41
Other Operating Income/Expenses	264	141	(37)	142	183	-	(104)	91	-	680	(1,587)	(907)
Operating Income	2,339	-	-	-	-	(57)	-	-	1,973	4,255	(80)	4,174
Non-Operating Income	10	-	-	-	-	57	-	-	-	67	(58)	10
Income Tax / Social Contribution and Non-controlling Interest	466	-	-	-	-	-	-	-	(1,973)	(1,507)	187	(1,320)
Net Income	2,815	-	-	-	-	-	-	-	-	2,815	49	2,864

(1)      Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(4)      Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”; Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the tem “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;

(5)      Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;

(6)      Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;

(8)      The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;

(9)      For more information see page 08 of this chapter; and

(10)  Result of Insurance, Private Pension Plan and Savings Bond Operations = Insurance, Private Pension Plan  and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption   of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	25

Press Release

Statement of Income vs. Managerial Income vs. Adjusted Income

2nd Quarter of 2011

												R$ million
	2Q11
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,575	(112)	11	(38)	(428)	-	-	-	(537)	9,471	-	9,471
ALL	(2,685)	-	-	-	315	(67)	-	-	-	(2,437)	-	(2,437)
Gross Income from Financial Intermediation	7,890	(112)	11	(38)	(113)	(67)	-	-	(537)	7,034	-	7,034
Savings Bond Operations (10)	788	-	-	-	-	-	-	-	-	788	-	788
Fee and Commission Income	3,624	-	-	-	-	-	127	-	-	3,751	-	3,751
Personnel Expenses	(2,605)	-	-	-	-	-	-	-	-	(2,605)	-	(2,605)
Other Administrative Expenses	(3,093)	-	-	-	-	-	-	(86)	-	(3,179)	-	(3,179)
Tax Expenses	(1,028)	-	-	-	57	-	-	-	58	(913)	-	(913)
Equity in the Earnings (Losses) of Unconsolidated Companies	16	-	-	-	-	-	-	-	-	16	-	16
Other Operating Income/Expenses	(987)	112	(11)	38	56	-	(127)	86	-	(833)	69	(764)
Operating Income	4,605	-	-	-	-	(67)	-	-	(479)	4,059	69	4,128
Non-Operating Income	(74)	-	-	-	-	67	-	-	-	(7)	-	(7)
Income Tax / Social Contribution and Non-controlling Interest	(1,746)	-	-	-	-	-	-	-	479	(1,267)	(29)	(1,296)
Net Income	2,785	-	-	-	-	-	-	-	-	2,785	40	2,825

(1)      Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(4)      Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”; Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;

(5)      Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;

(6)      Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;

(8)      The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;

(9)      For more information see page 08 of this chapter; and

(10)  Result of Insurance, Private Pension Plan and Savings Bond Operations = Insurance, Private Pension Plan  and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

26	Report on Economic and Financial Analysis – September 2011

Press Release

Statement of Income vs. Managerial Income vs. Adjusted Income

First Nine Months of 2011

												R$ million
	9M11
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	29,399	(344)	81	(282)	(1,266)	-	-	-	1,475	29,063	-	29,063
ALL	(9,125)	-	-	-	718	(175)	-	-	-	(8,582)	1,006	(7,576)
Gross Income from Financial Intermediation	20,274	(344)	81	(282)	(548)	(175)	-	-	1,475	20,481	1,006	21,487
Savings Bond Operations (10)	2,437	-	-	-	-	-	-	-	-	2,437	-	2,437
Fee and Commission Income	10,815	-	-	-	-	-	322	-	-	11,137	-	11,137
Personnel Expenses	(8,421)	-	-	-	-	-	-	-	-	(8,421)	501	(7,921)
Other Administrative Expenses	(9,444)	-	-	-	-	-	-	(280)	-	(9,724)	-	(9,724)
Tax Expenses	(2,618)	-	-	-	119	-	-	-	(160)	(2,659)	-	(2,659)
Equity in the Earnings (Losses) of Unconsolidated Companies	91	-	-	-	-	-	-	-	-	91	-	91
Other Operating Income/Expenses	(2,061)	344	(81)	282	429	-	(322)	280	-	(1,129)	(1,464)	(2,593)
Operating Income	11,073	-	-	-	-	(175)	-	-	1,315	12,213	43	12,255
Non-Operating Income	(118)	-	-	-	-	175	-	-	-	57	(58)	(1)
Income Tax / Social Contribution and Non-controlling Interest	(2,653)	-	-	-	-	-	-	-	(1,315)	(3,968)	140	(3,827)
Net Income	8,302	-	-	-	-	-	-	-	-	8,302	125	8,427

(1)      Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(4)      Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”; Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;

(5)      Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;

(6)      Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;

(8)      The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;

(9)      For more information see page 08 of this chapter; and

(10)  Result of Insurance, Private Pension Plan and Savings Bond Operations = Insurance, Private Pension Plan  and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	27

Press Release

Statement of Income vs. Managerial Income vs. Adjusted Income

First Nine Months of 2010

												R$ million
	9M10
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	25,989	(436)	111	(66)	(1,169)	-	-	-	(479)	23,950	88	24,038
ALL	(6,738)	-	-	-	631	(301)	-	-	-	(6,408)	-	(6,408)
Gross Income from Financial Intermediation	19,251	(436)	111	(66)	(538)	(301)	-	-	(479)	17,542	88	17,630
Savings Bond Operations (10)	2,072	-	-	-	-	-	-	-	-	2,072	-	2,072
Fee and Commission Income	9,631	-	-	-	-	-	173	-	-	9,804	-	9,804
Personnel Expenses	(6,769)	-	-	-	-	-	-	-	-	(6,769)	-	(6,769)
Other Administrative Expenses	(8,034)	-	-	-	-	-	-	(241)	-	(8,275)	-	(8,275)
Tax Expenses	(2,308)	-	-	-	(23)	-	-	-	52	(2,279)	17	(2,262)
Equity in the Earnings (Losses) of Unconsolidated Companies	67	-	-	-	-	-	-	-	-	67	-	67
Other Operating Income/Expenses	(3,284)	436	(111)	66	561	-	(173)	241	-	(2,264)	528	(1,736)
Operating Income	10,626	-	-	-	-	(301)	-	-	(427)	9,898	633	10,531
Non-Operating Income	(240)	-	-	-	-	301	-	-	-	61	(79)	(18)
Income Tax / Social Contribution and Non-controlling Interest	(3,351)	-	-	-	-	-	-	-	427	(2,924)	(469)	(3,393)
Net Income	7,035	-	-	-	-	-	-	-	-	7,035	85	7,120

(1)      Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;

(4)      Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”; Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;

(5)      Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;

(6)      Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;

(8)      The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;

(9)      For more information see page 08 of this chapter; and

(10)  Result of Insurance, Private Pension Plan and Savings Bond Operations = Insurance, Private Pension Plan  and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

28	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Economic and Financial Analysis

Consolidated Balance Sheet and Adjusted Statement of Income

Balance Sheet

	R$ million
	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09
Assets
Current and Long-Term Assets	710,238	677,571	663,599	625,783	601,180	547,868	522,709	496,028
Cash and Cash Equivalents	10,018	7,715	6,785	15,738	9,669	6,877	8,705	6,947
Interbank Investments	85,963	86,147	100,159	73,232	92,567	96,478	97,165	110,797
Securities and Derivative Financial Instruments	244,622	231,425	217,482	213,518	196,081	156,755	157,309	146,619
Interbank and Interdepartmental Accounts	71,951	67,033	67,292	66,326	50,781	50,427	36,674	18,723
Loan and Leasing Operations	241,812	231,862	222,404	213,532	200,092	191,248	181,490	172,974
Allow ance for Loan Losses (ALL)	(19,091)	(17,365)	(16,740)	(16,290)	(16,019)	(15,782)	(15,836)	(16,313)
Other Receivables and Assets	74,963	70,754	66,217	59,727	68,009	61,864	57,202	56,281
Permanent Assets	12,051	11,736	11,788	11,702	10,723	10,232	9,917	10,195
Investments	1,721	1,699	1,675	1,577	1,616	1,553	1,537	1,549
Premises and Leased Assets	3,812	3,658	3,666	3,766	3,401	3,427	3,244	3,418
Intangible Assets	6,518	6,379	6,447	6,359	5,706	5,252	5,136	5,228
Total	722,289	689,307	675,387	637,485	611,903	558,100	532,626	506,223

Liabilities
Current and Long-Term Liabilities	667,312	635,360	623,069	588,610	564,794	512,790	488,431	463,350
Deposits	224,664	213,561	203,822	193,201	186,194	178,453	170,722	171,073
Federal Funds Purchased and Securities Sold under	171,458	164,204	178,989	171,497	157,009	131,134	128,172	113,273
Agreements to Repurchase
Funds from Issuance of Securities	32,879	29,044	21,701	17,674	13,749	12,729	8,550	7,482
Interbank and Interdepartmental Accounts	2,974	3,037	2,647	3,790	2,451	2,777	2,063	2,950
Borrow ing and Onlending	49,057	45,207	41,501	38,196	37,998	35,033	30,208	27,328
Derivative Financial Instruments	1,724	1,221	2,358	730	1,878	1,097	2,469	531
Provisions for Insurance, Private Pension Plans	97,099	93,938	89,980	87,177	82,363	79,308	77,685	75,572
and Savings Bonds
Other Liabilities	87,457	85,148	82,071	76,345	83,152	72,259	68,562	65,141
Deferred Income	622	505	447	360	312	337	292	321
Non-controlling Interest in Subsidiaries	613	599	574	472	683	678	816	798
Shareholders' Equity	53,742	52,843	51,297	48,043	46,114	44,295	43,087	41,754
Total	722,289	689,307	675,387	637,485	611,903	558,100	532,626	506,223

30	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Consolidated Balance Sheet and Adjusted Statement of Income

Adjusted Statement of Income

	R$ million
	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09
Financial Margin	10,230	9,471	9,362	9,018	8,302	8,047	7,689	7,492
Interest	9,669	9,167	8,849	8,553	7,904	7,663	7,406	7,144
Non-Interest	561	304	513	465	398	384	283	348
ALL	(2,779)	(2,437)	(2,360)	(2,295)	(2,059)	(2,161)	(2,188)	(2,695)
Gross Income from Financial Intermediation	7,451	7,034	7,002	6,723	6,243	5,886	5,501	4,797
Income fromInsurance, Private Pension Plan and Savings Bond Operations (1)	864	788	785	700	703	786	583	484
Fee and Commission Income	3,876	3,751	3,510	3,568	3,427	3,253	3,124	3,125
Personnel Expenses	(2,880)	(2,605)	(2,436)	(2,533)	(2,411)	(2,238)	(2,120)	(2,081)
Other Administrative Expenses	(3,405)	(3,179)	(3,140)	(3,257)	(2,890)	(2,738)	(2,647)	(2,746)
Tax Expenses	(866)	(913)	(880)	(858)	(779)	734)	(749)	(694)
Equity in the Earnings (Losses) of Unconsolidated Companies	41	16	34	60	19	19	29	82
Other Operating Revenues and Expenses	(907)	(764)	(922)	(646)	(598)	588)	(550)	(539)
- Other Operating Revenues	468	413	370	410	318	294	265	279
- Other Operating Expenses	(1,375)	(1,177)	(1,292)	(1,056)	(916)	882)	(815)	(818)
Operating Income	4,174	4,128	3,953	3,757	3,714	3,646	3,171	2,428
Non-Operating Income	10	(7)	(4)	10	(10)	(12)	4	(62)
Income Tax and Social Contribution	(1,304)	(1,271)	(1,138)	(1,059)	(1,123)	(1,161)	(1,010)	(519)
Non-controlling Interest	(16)	(25)	(73)	(24)	(63)	(18)	(18)	(8)
Adjusted Net Income	2,864	2,825	2,738	2,684	2,518	2,455	2,147	1,839

(1) Results from Insurance, Private Pension Plan and Savings Bond Operations = Retained Insurance, Private Pension Plan and Savings Bond Premiums - Variation in Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Bradesco	31

Economic and Financial Analysis

Financial Margin – Interest and Non-Interest

Average Financial Margin Rate

	R$ million
	Financial Margin
	9M11	9M10	3Q11	2Q11	Variation
					Accrued	Quarter
Interest - due to volume					5,090	396
Interest - due to spread					(378)	106
- Financial Margin - Interest	27,685	22,973	9,669	9,167	4,712	502
- Financial Margin - Non-Interest	1,378	1,065	561	304	313	257
Financial Margin	29,063	24,038	10,230	9,471	5,025	759
Average Margin Rate (1)	7.9%	7.9%	8.0%	7.8%

(1) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments - Permanent Assets) Annualized

In the third quarter of 2011, financial margin was R$10,230 million. Compared with the previous quarter there was an 8.0% or R$759 million increase. This variation was a result of: (i) the “interest” margin of R$502 million, which was mainly impacted by the increase in the volume of operations; and (ii) the growth of the “non-interest” margin in the amount of R$257 million.

Financial margin grew by 20.9% or R$5,025 million in the first nine months of 2011, when compared to the same period in the previous year. This growth is due to: (i) the R$4,712 million increase in “interest” margin, of which: (a) R$5,090 million corresponds to the increase in volume of operations; and partially offset by: (b) the decrease in spread of R$378 million; and (ii) the increase in “non-interest” margin in the amount of R$313 million.

Financial Margin – Interest

Interest Financial Margin - Breakdown

	R$ million
	Interest Financial Margin Breakdown
	9M11	9M10	3Q11	2Q11	Variation
					Accrued	Quarter
Loans	19,656	17,220	6,928	6,548	2,436	380
Funding	3,393	2,113	1,252	1,132	1,280	120
Insurance	2,618	1,920	800	819	698	(19)
Securities/Other	2,018	1,720	689	668	298	21
Financial Margin	27,685	22,973	9,669	9,167	4,712	502

The “interest” financial margin reached R$9,669 million in the third quarter of 2011, versus the R$9,167 million posted in the second quarter of 2011, a positive result of R$502 million. The business lines that contributed to this result in the quarter were: (i) “Loan;” and (ii) “Funding.”

Year on year, “interest” financial margin posted growth of 20.5%, or R$4,712 million, in the first nine months of 2011. Business lines that most contributed to this growth were: (i) "Loan;” (ii) “Funding;” and (iii) "Insurance,” which are explained in further detail in the next items.

32	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Financial Margin – Interest

Interest Financial Margin - Rates

The annualized “interest” financial margin rate versus total average assets stood at 7.6% in the third quarter of 2011, stable in comparison with the second quarter of 2011.

Interest Financial Margin – Annualized Average Rates

	R$ million
	9M11			9M10
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	19,656	250,059	10.6%	17,220	203,266	11.5%
Funding	3,393	295,027	1.5%	2,113	231,808	1.2%
Insurance	2,618	92,422	3.8%	1,920	78,894	3.3%
Securities/Other	2,018	225,793	1.2%	1,720	192,084	1.2%

Financial Margin	27,685	-	7.5%	22,973	-	7.5%

	3Q11			2Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	6,928	260,140	11.1%	6,548	250,771	10.9%
Funding	1,252	313,201	1.6%	1,132	295,721	1.5%
Insurance	800	95,865	3.4%	819	92,582	3.6%
Securities/Other	689	244,470	1.1%	668	226,903	1.2%

Financial Margin	9,669	-	7.6%	9,167	-	7.6%

Bradesco	33

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin – Breakdown

	R$ million
	Financial Margin - Loan
	9M11	9M10	3Q11	2Q11	Variation
					Accrued	Quarter
Interest - due to volume					3,678	250
Interest - due to spread					(1,242)	130
Interest Financial Margin	19,656	17,220	6,928	6,548	2,436	380
Revenues	36,295	29,109	13,399	11,840	7,186	1,559
Expenses	(16,639)	(11,889)	(6,471)	(5,292)	(4,750)	(1,179)

In the third quarter of 2011, financial margin with loan operations reached R$6,928 million, up 5.8% or R$380 million over the previous quarter. The variation was mainly the result of: (i) the R$250 million growth in average business volume; and (ii) the gains from average spread totaling R$130 million.

Compared to the first nine months of 2010, there was an increase of 14.1% or R$2,436 million in the financial margin in 2011, a result of: (i) the 23.0% increase, or, R$3,678 million, in the average volume of operations; and (ii) a decrease in average spread by R$1,242 million, impacted by: (a) the increase in funding costs, due to higher interest rates in the period; and (b) a change in the portfolio mix, as a result of the greater Corporate segment share and its lower margin.

It is worth pointing out that Bradesco, through its credit democratization strategy, is working on the ongoing expansion and diversification of its financing offered through its extensive Customer Service Network, with the purpose of expanding the volume of operations.

34	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin – Net Margin

The graph above presents a summary of loan activity. Gross Margin curve refers to interest income from loans, net of opportunity cost (essentially the accrued Interbank Deposit Certificate - CDI over rate in the period), which has gone up due to the increased volume of operations.

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, discounts granted in negotiations and net of loan recoveries and the result of the sale of foreclosed assets, among other items.

Net margin curve presents the result of loan interest income, net of ALL, which in the third quarter of 2011 recorded a slight increase of 0.9% from the previous quarter, driven by the growth in delinquency in the period. Comparing the nine-month period of 2011 to the same period of 2010, loan interest income grew by 11.7% or R$1,268 million.

Bradesco	35

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio(1)

Expanded loan portfolio amounted to R$332.3 billion in September 2011 (R$319.8 billion in June 2011 and R$272.5 billion in September 2010), recording growth of 3.9% in the quarter and 22.0% in the last twelve months.

(1) Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, receivables-backed investment funds, mortgage-backed receivables and rural loans.

For further information, refer to page 38 hereof.

Loan Portfolio Breakdown by Product and Type of Customer (Individuals and Corporate)

A breakdown of loan products for Individuals is presented below:

Individuals	R$ million			Variation %
	Sept11	Jun11	Sept10	Quarter	12M
Vehicles - CDC	27,554	26,804	22,668	2.8	21.6
Payroll-Deductible Loan (1)	17,509	16,886	13,950	3.7	25.5
Credit Card	17,454	17,141	15,168	1.8	15.1
Personal Loan	12,977	12,658	11,095	2.5	17.0
Rural Loan	6,414	6,009	5,380	6.7	19.2
Real Estate Financing (2)	6,372	5,521	3,926	15.4	62.3
BNDES/Finame Onlending	5,177	4,930	4,157	5.0	24.5
Leasing	5,011	5,946	9,058	(15.7)	(44.7)
Overdraft Facilities	3,035	3,013	2,723	0.7	11.5
Sureties and Guarantees	690	641	545	7.5	26.7
Other (3)	3,196	3,366	4,369	(5.1)	(26.9)
Total	105,389	102,915	93,038	2.4	13.3

Including:
(1) Loan assignment (FIDC): R$442 million in September 2011, R$439 million in June 2011 and R$385 million in September 2010;
(2) Loan assignment (CRI): R$232 million in September 2011, R$248 million in June 2011 and R$312 million in September 2010; and
(3) Loan assignment (FIDC) for the acquisition of assets: R$3 million in September 2011, R$3 million in June 2011 and R$10 million in September 2010.

Loans for Individuals, which recorded growth of 13.3% in the last twelve months, were led by the following products: (i) real estate financing; (ii) payroll-deductible loans; and (iii) BNDES/Finame onlending. When compared to the second quarter of 2011, these operations grew by 2.4%, and the products that most contributed to this growth were: (i) real estate financing; (ii) rural loans; and (iii) BNDES/Finame onlending.

36	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

A breakdown of loan products for the Corporate segment is presented below:

Corporate	R$ million			Variation %
	Sept11	Jun11	Sept10	Quarter	12M
Working Capital	38,590	37,863	31,371	1.9	23.0
BNDES/Finame Onlending	29,895	28,359	23,461	5.4	27.4
Operations Abroad	23,083	19,650	14,748	17.5	56.5
Credit Card	12,962	12,069	9,798	7.4	32.3
Overdraft Account	9,989	10,073	8,607	(0.8)	16.1
Export Financing	9,123	9,367	8,748	(2.6)	4.3
Real Estate Financing - Corporate Plan (1)	8,319	7,687	6,130	8.2	35.7
Leasing	7,530	7,773	8,585	(3.1)	(12.3)
Vehicles - CDC	5,092	4,568	3,587	11.5	42.0
Rural Loan	4,714	4,738	4,487	(0.5)	5.1
Sureties and Guarantees (2)	43,699	42,802	34,748	2.1	25.8
Operations w ith Credit Risk - Commercial Portfolio (3)	22,799	21,473	15,073	6.2	51.3
Other (4)	11,151	10,465	10,102	6.6	10.4
Total	226,946	216,887	179,447	4.6	26.5
Including:
(1)	Mortgage-backed receivables (CRI): Includes R$293 million in September 2011, R$304 million in June 2011 and R$371 million in September 2010;
(2)	91.2% of surety and guarantees from corporate customers were contracted by corporations;
(3)	Operations with debentures and promissory notes; and
(4)	Letters of credit: R$1,946 million in September 2011, R$1,630 million in June 2011 and R$1,637 million in September 2010.

Loan and financing for Corporates grew by 26.5% in the last twelve months and 4.6% in the quarter. The main highlights in the last twelve months were the following: (i) operations bearing credit risk - commercial portfolio, comprising debentures and promissory notes; (ii) BNDES/Finame onlending; and (iii) real estate financing – corporate plan. In the quarter, loan and financing products for Corporate customers benefitted from the appreciation of the dollar against the real (18.8%) and the following portfolios posted significant growth: (i) BNDES/Finame onlending; (ii) real estate financing – corporate plan; and (iii) credit card.

Loan Portfolio – Consumer Financing

The graph below shows the types of credit related to Consumer Financing of Individual Customers (CDC/vehicle leasing, personal loans, financing of goods, revolving credit cards and cash and installment purchases at merchants).

Consumer financing totaled R$80.9 billion, which corresponded to a 1.2% increase in the quarter and a 10.6% increase in the last 12 months. Growth was led by: (i) vehicle financing (CDC/Leasing); and (ii) payroll-deductible loans, which together totaled R$50.1 billion, accounting for 61.9% of the total consumer financing balance. Given their guarantees and characteristics, they provide a slight level of credit risk to this group of operations.

Bradesco	37

Economic and Financial Analysis

Loan Financial Margin - Interest

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Sept11	Jun11	Sept10	Quarter	12M
CDC Portfolio	32,646	31,372	26,255	4.1	24.3
Individuals	27,554	26,804	22,668	2.8	21.6
Corporate	5,092	4,568	3,587	11.5	42.0
Leasing Portfolio	9,238	10,522	14,524	(12.2)	(36.4)
Individuals	5,011	5,946	9,058	(15.7)	(44.7)
Corporate	4,227	4,576	5,466	(7.6)	(22.7)
Finame Portfolio	10,173	9,996	7,341	1.8	38.6
Individuals	1,061	1,069	699	(0.7)	51.8
Corporate	9,112	8,927	6,642	2.1	37.2
Total	52,057	51,890	48,120	0.3	8.2
Individuals	33,626	33,819	32,425	(0.6)	3.7
Corporate	18,431	18,071	15,695	2.0	17.4

Vehicle financing operations (individual and corporate customers) totaled R$52.1 billion in September 2011, remaining stable in the quarter and up 8.2% on the same period last year. Of the total vehicle portfolio, 62.7% corresponds to CDC, 17.8% to Leasing and 19.5% to Finame. Individuals represented 64.6% of the portfolio, while Corporate Customers accounted for the remaining 35.4%.

Loan Portfolio – By Type

The table below presents all operations bearing credit risk by type, which increased by 4.4% in the quarter and 23.3% in the last 12 months.

	R$ million			Variation %
	Sept11	Jun11	Sept10	Quarter	12M
Loans and Discounted Securities	125,883	121,142	100,928	3.9	24.7
Financing	87,952	82,178	67,862	7.0	29.6
Rural and Agribusiness Financing	15,435	14,823	13,659	4.1	13.0
Leasing Operations	12,542	13,720	17,644	(8.6)	(28.9)
Advances on Exchange Contracts	6,185	6,788	5,579	(8.9)	10.9
Other Loans	12,474	12,184	11,603	2.4	7.5
Total Loan Operations (1)	260,471	250,834	217,274	3.8	19.9
Sureties and Guarantees Granted (Memorandum Accounts)	44,389	43,443	35,293	2.2	25.8
Credit Letters (Memorandum Accounts)	1,946	1,630	1,637	19.4	18.9
Advances from Credit Card Receivables	1,619	1,286	1,973	25.9	(18.0)
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	969	994	1,078	(2.5)	(10.1)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	142	141	157	0.5	(9.7)
Operations bearing Credit Risk - Commercial Portfolio (2)	22,799	21,473	15,073	6.2	51.3
Total Operations bearing Credit Risk - Expanded Portfolio	332,335	319,802	272,485	3.9	22.0
Other Operations bearing Credit Risk (3)	16,675	14,590	10,643	14.3	56.7
Total Operations with Credit Risk	349,010	334,392	283,128	4.4	23.3
(1)	Concept defined by the Brazilian Central Bank;
(2)	Includes operations with debentures and promissory notes; and
(3)

Includes operations involving interbank deposit certificates (CDI), international treasury, euronotes, swaps, forward currency contracts and investments in receivables-backed investment funds (FIDC) and mortgage-backed receivables (CRI).

It is worth noting that growth in the Corporation portfolio in the past 12 months was impacted by funds raised by these customers on the capital markets. Therefore, it is worth pointing out the R$7.7 billion increase in balance of operations with debentures and promissory notes for Corporations in the last twelve months, representing an increase of 51.3% in the period, resulting in lower growth of traditional loan operations for this type of customer.

38	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Credit Portfolio Concentration(1) – by Sector

The loan portfolio by sector of economic activity remained practically stable in the last three months. In the last 12 months, there was a greater share of the “Services” and “Commerce” segments.

Activity Sector	R$ million
	Sept11%		Jun11%		Sept10%
Public Sector	1,407	0.5	1,083	0.4	960	0.4
Private Sector	259,064	99.5	249,751	99.6	216,314	99.6
Corporate	155,163	59.6	148,289	59.1	124,660	57.4
Industry	51,431	19.7	49,380	19.7	44,446	20.4
Commerce	40,860	15.7	39,649	15.8	31,104	14.3
Financial Intermediaries	688	0.3	821	0.3	603	0.3
Services	58,398	22.4	54,858	21.9	45,536	21.0
Agriculture, Cattle Raising, Fishing,
Forestry and Forest Exploration	3,786	1.5	3,581	1.4	2,970	1.4
Individuals	103,901	39.9	101,462	40.4	91,654	42.2
Total	260,471	100.0	250,834	100.0	217,274	100.0
(1) Concept defined by the Brazilian Central Bank.

Changes in the Loan Portfolio(1)

Of the R$43.2 billion growth in the loan portfolio over the last 12 months, new borrowers were responsible for R$24.9 billion, or 57.7%, representing 9.6% of the portfolio on September 30, 2011.

(1) Concept defined by the Brazilian Central Bank.

Bradesco	39

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Loan Portfolio(1) - By Rating

The chart below shows that both new borrowers and remaining debtors from September 2010 (customers that remained in the loan portfolio for at least 12 months) presented a good level of credit quality (AA-C rating), demonstrating the adequacy and consistency of the credit policy and processes, as well as required guarantees and credit ranking instruments used by Bradesco.

Changes in the Portfolio by Rating as of September 30, 2010 and 2011
Rating	Total Loan on September 2011		New customers between October 2010 and September 2011		Remaining customers from September 2010
	R$ million	%	R$ million	%	R$ million	%
AA - C	240,236	92.2	23,631	94.8	216,605	92.0
D	5,268	2.0	411	1.6	4,857	2.0
E - H	14,967	5.8	889	3.6	14,078	6.0
Total	260,471	100.0	24,931	100.0	235,540	100.0
(1) Concept defined by the Brazilian Central Bank.

Loan Portfolio(1) – By Customer Profile

The table below presents the changes in the loan portfolio by customer profile:

Type of Customer	R$ million			Variation %
	Sept11	Jun11	Sept10	Quarter	12M
Corporate	65,071	62,435	54,005	4.2	20.5
SMEs	91,499	86,937	71,615	5.2	27.8
Individuals	103,901	101,462	91,654	2.4	13.4
Total Loan Operations	260,471	250,834	217,274	3.8	19.9

(1) Concept defined by the Brazilian Central Bank.

There was a slight increase in credits rated as AA-C in the past 12 months, from 92.1% in September 2010 to 92.2% in September 2011. These figures dropped slightly quarter on quarter, as a result of operations with SMEs and Individuals, offset by the increased share of Corporations in the portfolio.

Loan Portfolio(1) – By Customer Profile and Rating (%)

Type of Customer	By Rating
	Sept11			Jun11			Sept10
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporate	98.1	1.1	0.8	98.0	1.1	0.9	97.1	1.7	1.2
SMEs	91.5	2.7	5.8	91.7	2.6	5.7	91.8	2.3	5.9
Individuals	89.2	2.0	8.8	89.3	2.1	8.6	89.3	1.7	9.0
Total	92.2	2.0	5.8	92.3	2.0	5.7	92.1	1.9	6.0
(1) Concept defined by the Brazilian Central Bank.

40	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - By Business Segment

The table below shows growth in the loan portfolio by business segment, in which the growth in the assets of the Prime and Middle Market segments in the quarter stood out. Over the last twelve months, Prime, Retail and Middle Market posted the greatest growth.

Business Segments	R$ million						Variation %
	Sept11%		Jun11%		Sept10%		Quarter	12M
Retail	90,324	34.7	87,113	34.7	71,915	33.1	3.7	25.6
Corporate (2)	76,084	29.2	73,920	29.5	64,591	29.7	2.9	17.8
Middle Market	35,616	13.7	33,495	13.4	28,534	13.1	6.3	24.8
Prime	11,152	4.2	10,159	4.0	7,832	3.6	9.8	42.4
Other / Non-account holders (3)	47,295	18.2	46,148	18.4	44,402	20.5	2.5	6.5
Total	260,471	100.0	250,834	100.0	217,274	100.0	3.8	19.9
(1)	Concept defined by the Brazilian Central Bank.
(2)	Considers credits acquired with recourse. In the table on page 40, Loan Portfolio – by Customer Profile, these amounts are allocated to Individuals; and
(3)	Mostly non-account holders from vehicle financing, cards and payroll-deductible loans.

Loan Portfolio(1) - By Currency

The balance of U.S. dollar-indexed and/or denominated loans and onlending operations (excluding ACCs – Advances on Foreign Exchange Contracts) totaled US$13.5 billion (R$13.6 billion in June 2011 and R$9.7 billion in September 2010), representing a drop of 0.7% in the quarter and a growth of 39.2% in the last 12 months. In Brazilian reais, these same foreign currency operations totaled R$25.0 billion in September 2011 (R$21.2 billion in June 2011 and R$16.4 billion in September 2010, an increase in Brazilian reais of 17.9% and 52.4%, respectively).

In September 2011, total loan operations, in Reais, stood at R$235.5 billion (R$229.6 billion in June 2011 and R$200.9 billion in September 2010), up 2.5% from the previous quarter and 17.2% over the last twelve months.

(1) Concept defined by the Brazilian Central Bank.

Bradesco	41

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - By Debtor

The concentration of credit exposure levels among the largest debtors reduced was down from the same period in the previous year. In the quarter, however: (i) the concentration of the largest debtor remained stable; (ii) there was a reduction in the 10, 20 and 50 largest debtors; and (iii) there was a slight increase in the concentration of the 100 largest debtors. The quality of the portfolio of the one hundred largest debtors, when evaluated using AA and A ratings, improved both in the last 12 months and in the quarter.

(1) Concept defined by the Brazilian Central Bank.

42	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - By Flow of Maturities

In the third quarter of 2011, performing loan operations presented a longer debt maturity profile mainly as a result of the focus on BNDES and real-estate onlending.	It is worth noting that these operations are subject to lower risk, given their guarantees and characteristics, in addition to providing favorable conditions to gain customer loyalty.

(1) Concept defined by the Brazilian Central Bank.

Bradesco	43

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) – Delinquency over 90 days

Total delinquency ratio over 90 days recorded a 0.1 p.p. increase in the quarter, mainly due to a 0.3 p.p. increase in the Individuals indicator, resulting from a change in criteria for delinquency capturing in credit card operations, as well as a 0.1 p.p. increase in SMEs.

The graph below details the stability in delinquency for operations overdue from 61 to 90 days at the end of the quarter in comparison with the previous quarter and a slight increase compared to the same period in 2010.

(1) Concept defined by the Brazilian Central Bank.

44	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

The graph below shows that delinquency rates by type of customer in operations overdue from 61 to 90 days presented a decrease for Individuals in the quarter, while operations overdue over 90 days saw a slight increase.

For Corporate customers, delinquency rates of operations overdue from 61 to 90 days and over 90 days saw a slight increase in the quarter.

Bradesco	45

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) – Delinquency from 15 to 90 days

The graphs below present a history of Bradesco’s delinquency ratios overdue for 15 to 90 days compared to those of the Brazilian Financial System. Total delinquency began to stabilize in the second quarter of 2011, following behavior in previous periods. It is worth mentioning that these figures only include portfolios reported in Bacen Circular Letter 2,957/99 and do not represent total loan portfolio delinquency.

Total - %

3.4
3.8
3.5
3.4
3.8
4.6
4.2
4.0
3.9
4.2
4.0
3.8
3.9
4.4
4.1
4.1
2.9
3.1
3.0
3.2
3.6
4.3
4.0
3.9
3.4
3.7
3.6
3.4
3.4
4.2
4.1
3.9
Dec07 Jan08 Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec Jan09 Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec Jan10 Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec Jan11 Feb Mar Apr May Jun Jul Aug Sept
Bradesco
SFN

Individuals - %

7.4
6.8
6.4
6.3
6.6
6.6
6.0
6.2
6.1
6.6
6.2
6.7
6.3
6.2
6.9
5.6
5.6
6.2
5.9
5.5
5.9
5.7
6.1
5.9
5.3
5.3
5.6
5.4
4.8
4.7
5.0
4.4
Dec07 Jan08 Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec Jan09 Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec Jan10 Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec Jan11 Feb Mar Apr May Jun Jul Aug Sept
Bradesco
SFN

Corporate - %

3.1
2.7
2.6
2.7
2.8
2.9
2.4
2.6
2.4
2.4
2.6
2.2
1.9
1.8
1.7
1.6
2.6
2.3
2.1
2.2
2.1
2.2
1.9
1.9
1.7
1.8
1.8
1.7
1.4
1.2
1.2
1.3
Dec07 Jan08 Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec Jan09 Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec Jan10 Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec Jan11 Feb Mar Apr May Jun Jul Aug Sept
Bradesco
SFN

(1) Concept defined by the Brazilian Central Bank

46	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Renegotiated Portfolio – Delinquency over 90 days and ALL

The loan portfolio, without renegotiation, stood at R$252.2 billion in September 2011, up 3.8% in the quarter. The graph below presents the behavior of the total portfolio and delinquency over 90 days, “with” and “without” renegotiation, the trend of which are quiet similar, proof that renegotiation does not have a material effect on delinquency.

In September 2011, the renegotiated portfolio totaled R$ 8.3 billion, a 6.2% increase in the quarter. The renegotiated share in the total loan portfolio was 3.2% in September 2011 (3.1% in June 2011 and September 2010). It is worth noting that, in September 2010, for an existing provision of 62.9% of the portfolio, net loss over the last 12 months was 23.0%, meaning that the existing provision exceeded the loss seen in the following 12 months by over 170%. Furthermore, the Company’s provisions remained stable in the period.

(1) Concept defined by the Brazilian Central Bank.

Bradesco	47

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses

The volume of Allowance for Loan Losses (ALL) amounted to R$19.1 billion, representing 7.3% of the total portfolio, and comprises generic provisions (customer and/or operation rating), specific provisions (non-performing operations) and excess provisions (internal criteria).

Bradesco’s provisioning levels reflect a cautious approach aimed at supporting potential changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile. Thus, as a measure to meant to guard the Bank from the international financial crisis, Bradesco allocated R$1.0 billion to exceeding provision in the quarter, for a total of R$4.0 billion.

48	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

It is worth mentioning the assertiveness of adopted provisioning criteria, which can be proven by: (i) analyzing the historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period. For instance, in September 2010, for an existing provision of 7.4% of the portfolio, the effective gross loss in the subsequent 12 months was 3.8%, which means the existing provision exceeded the loss over the subsequent 12 months by more than 91%, as shown in the graph below.

Analysis in terms of loss net of recovery shows a significant increase in the coverage margin. In September 2010, for an existing provision of 7.4% of the portfolio, the net loss in the subsequent 12 month period was 2.6%, meaning that the existing provision covered the loss in the subsequent 12 months by more than 187%.

Bradesco	49

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses

The Non-Performing Loan ratio (operations overdue for over 60 days) posted a slight increase in the quarter, from 4.5% in June 2011 to 4.6% in September 2011. Coverage ratios for the allowance for loans overdue for over 60 and 90 days stood at very comfortable levels.

(1)    Loan operations overdue for over 60 days and do not generate revenue appropriation under the accrual accounting method; and
(2)    As of September 2011, includes additional ALL, recorded in the amount of R$1.0 billion.

50	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) – Portfolio Indicators

To facilitate monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Sept11	Jun11	Sept10
Total Loan Operations	260,471	250,834	217,274
- Individuals	103,901	101,462	91,654
- Corporate	156,570	149,372	125,620
Existing Provision	19,091	17,365	16,019
- Specific	9,173	8,669	7,895
- Generic	5,909	5,692	5,122
- Excess	4,009	3,003	3,002
Specific Provision / Existing Provision (%)	48.1	49.9	49.3
Existing Provision / Loan Operations (%)	7.3	6.9	7.4
AA - C Rated Loan Operations / Loan Operations (%)	92.2	92.3	92.1
D Rated Operations under Risk Management / Loan Operations (%)	2.0	2.0	1.9
E - H Rated Loan Operations / Loan Operations (%)	5.8	5.7	6.0
D Rated Loan Operations	5,268	5,095	4,125
Existing Provision for D Rated Loan Operations	1,419	1,379	1,066
D Rated Provision / Loan Operations (%)	26.9	27.1	25.9
D - H Rated Non-Performing Loans	13,381	12,639	11,099
Existing Provision/D - H Rated Non-Performing Loans (%)	142.7	137.4	144.3
E - H Rated Loan Operations	14,967	14,253	13,062
Existing Provision for E - H Rated Loan Operations	13,142	12,509	11,510
E - H Rated Provison / Loan Operations (%)	87.8	87.8	88.1
E - H Rated Non-Performing Loans	11,020	10,422	9,439
Existing Provision/E- H Rated Non-Performing Loan (%)	173.2	166.6	169.7
Non-Performing Loans (2)	11,963	11,272	9,886
Non-Performing Loans (2) / Loan Operations (%)	4.6	4.5	4.6
Existing Provision / Non-Performing Loans (2) (%)	159.6	154.0	162.0
Loan Operations Overdue for over 90 days	9,839	9,172	8,351
Existing Provision / Operations Overdue for Over 90 days (%)	194.0	189.3	191.8

(1) Concept defined by the Brazilian Central Bank; and
(2) Loan operations overdue for over 60 days and do not generate revenue appropriation under the accrual accounting method.

Bradesco	51

Economic and Financial Analysis

Funding Financial Margin - Interest

Funding Financial Margin - Breakdown

	R$ million
	Financial Margin - Funding
	9M11	9M10	3Q11	2Q11	Variation
					Accrued	Quarter
Interest - due to volume					727	70
Interest - due to spread					553	50
Interest Financial Margin	3,393	2,113	1,252	1,132	1,280	120

Comparing the third quarter of 2011 with the previous quarter, there was an increase of 10.6% or R$120 million in the “interest” funding financial margin. This growth was due to: (i) increased volume of operations, which contributed to a R$70 million growth; and (ii) average spread gains of R$50 million, due to an improved funding mix.

In the first nine months of 2011, the “interest” funding financial margin reached R$3,393 million, versus R$2,113 million in the same period lastyear, for growth of 60.6% or R$1,280 million.

The increase was driven by: (i) an increase in average business volume, contributing R$727 million, as a result of the efforts of Bradesco to obtain new customers and diversify products, which led to an increase in the average volume of time and savings deposits and financial letters; and (ii) greater spread gains of R$553 million, due to an improvement in the funding mix and an increase in interest rates (Selic) in the period.

52	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Funding Financial Margin - Interest

Loan vs. Funding

To analyze Loan Operations in relation to Funding, it is first necessary to deduct, from total customer funding: (i) the amount committed to compulsory deposits at the Brazilian Central Bank; (ii) the amount of available funds held at units in the customer service network; and (iii) to add funds from domestic and offshore lines that provide funding to meet loan and financing needs.

Bradesco presents low reliance on interbank deposits and foreign credit lines, given its capacity to effectively obtain funding from customers.

This is a result of: (i) the outstanding position of its service points; (ii) the extensive diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco was capable of meeting demand for resources for loan operations through its own funding.

Funding vs. Investments	R$ million			Variation %
	Sept11	Jun11	Sept10	Quarter	12M
Demand Deposits	31,862	33,036	34,906	(3.6)	(8.7)
Sundry Floating	3,660	4,308	3,350	(15.0)	9.3
Savings Deposits	56,584	54,811	50,113	3.2	12.9
Time Deposits + Debentures (1)	183,374	172,500	144,674	6.3	26.7
Financial Letters	19,285	17,422	4,047	10.7	376.5
Other	16,594	15,565	12,630	6.6	31.4
Customer Funds	311,359	297,642	249,720	4.6	24.7
(-) Compulsory Deposits / Funds Available (2)	(69,208)	(65,065)	(51,690)	6.4	33.9
Customer Funds Net of Compulsory Deposits	242,151	232,577	198,029	4.1	22.3
Onlending	32,930	33,520	27,983	(1.8)	17.7
Foreign Credit Lines	12,412	15,851	15,101	(21.7)	(17.8)
Funding Abroad	46,237	34,738	24,922	33.1	85.5
Total Funding (A)	333,730	316,686	266,035	5.4	25.4
Loan Portfolio/Leasing/Cards (Other Receivables)/Acquired CDI (B) (3)	295,146	277,371	233,576	6.4	26.4
B/A (%)	88.4	87.6	87.8	0.8 p.p.	0.6 p.p.

(1) Debentures mainly used to back purchase and sale commitments;
(2) Excludes government bonds tied to savings accounts; and
(3) Comprises amounts relative to card operations (cash and installment purchases at merchants), amounts related to interbank deposit certificates (CDI) to debate from the compulsory and debenture amount.

Bradesco	53

Economic and Financial Analysis

Funding Financial Margin - Interest

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Sept11	Jun11	Sept10	Quarter	12M
Demand Deposits	31,862	33,036	34,906	(3.6)	(8.7)
Savings Deposits	56,584	54,811	50,113	3.2	12.9
Time Deposits	135,848	125,385	100,730	8.3	34.9
Debentures (1)	47,526	47,115	43,182	0.9	10.1
Borrow ing and Onlending	49,057	45,207	37,998	8.5	29.1
Funds from Issuance of Securities	13,594	11,622	9,702	17.0	40.1
Financial Letters	19,285	17,422	4,047	10.7	376.5
Subordinated Debts	26,180	24,564	25,697	6.6	1.9
Total	379,936	359,162	306,375	5.8	24.0
(1) Considers only debentures used to back purchase and sale commitments.

Demand Deposits

The 3.6% or R$1,174 million decrease recorded in the third quarter of 2011 compared to the previous quarter, and the R$3,044 million or 8.7% decrease recorded when comparing the first nine months of 2011 and the same period last year, is mainly a result of new business opportunities offered to customers, due to fluctuations in interest rates in the period.

Savings Deposits

Savings deposits recorded growth of 3.2% quarter on quarter and 12.9% over the last 12 months, mainly as a result of an increase in the amount of funds raised that exceeded redemptions in the period. The remuneration of balances (TR + 0.5% p.m.) reached 1.9% in the quarter and 7.4% in the last 12 months.

Bradesco is always increasing its savings accounts base and posted growth of 5.5% in savings  accounts over the last twelve months.

54	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Funding Financial Margin - Interest

Time Deposits

In the third quarter of 2011, time deposits grew by  8.3% (or R$10,463 million) over the previousquarter. In the nine-month period of 2011 versus the same period in the previous year, there was a 34.9% increase or R$35,118 million. These variations are mainly due to: (i) increased funding volume from institutional investors and the branch network; and (ii) the restatement of the deposit portfolio.

Debentures

On September 30, 2011, the balance of Bradesco s debentures was R$47,526 million, up by 10.1% over the last twelve months, remaining virtually stable quarter on quarter.

These variations are mainly due to the placement and maturity of the securities, which are also used to back purchase and sale  commitments that are, in turn, impacted by stable levels of economic activity.

Borrowings and Onlending

The 8.5%, or R$3,850 million increase in the quarter is mainly due to: (i) the 18.8% increase in foreign exchange variation that impacted borrowing and onlending obligations denominated  in and/or indexed to foreign currency, which increased from R$11,308 million in June 2011 to R$13,304 million in September 2011; and (ii) the R$1,854 million increase in the volume of funding from borrowing and onlending in the country, mainly through Finame and BNDES operations.

The balance grew 29.1%, or R$11,059 million in the first nine months of 2011 versus the same period in 2010, mainly driven by: (i) the R$7,351 million increase in the volume of funds from  borrowings and onlending in the country, basically through Finame and BNDES operations; and (ii) the R$3,708 million increase in borrowing and onlending denominated in and/or indexed to foreign currency, the balance of which was up from R$9,596 million in September 2010 to R$13,304 million in September 2011, driven by new funding and a positive 9.5% foreign exchange variation.

Bradesco	55

Economic and Financial Analysis

Funding Financial Margin - Interest

Funds from Issuance of Securities

The 13.2% or R$3,835 million increase in the  quarter is mainly due to: (i) the R$1,863 million increase in the volume of Financial Letters; (ii) the  increased volume of securities issued abroad of R$1,213 million, a result of the positive foreign exchange variation of 18.8%; (iii) higher volume of Letters of Credit for Agribusiness, in the amount of  R$519 million; and (iv) an increase in Mortgage Bonds, in the amount of R$229 million.

When compared to the same period last year, the first nine months of 2011 posted growth of 139.1% or R$19,130 million, mainly the result of: (i) new  issuances of Financial Letters to the market, up by R$15,238 million, from R$4,047 million in September 2010 to R$19,285 million in September 2011; (ii) the increased volume of securities issued abroad of R$2,602 million; (iii) the higher volume of Mortgage Bonds, in the amount of R$1,243 million; (iv) the higher volume of Letters of Credit for Agribusiness, in the amount of R$ 471 million; (v) higher volume of Collateral Mortgage Notes, in the amount of R$338 million; and partially offset by: (vi) the R$762 million decrease in the balance of debentures, due to the maturity of these securities.

Subordinated Debt

Subordinated Debt totaled R$26,180 million in  September 2011 (R$6,606 million abroad andR$19,574 million in Brazil). In the last 12 months, Bradesco issued R$8,538 million in Subordinated Debt (R$815 million abroad and R$7,723 million in Brazil).

Additionally, it is worth pointing out that, in the third quarter of 2011, the Brazilian Central Bank authorized the use of Subordinated Financial Bills amounting to R$5,239 million (R$1,520 million in the second quarter) to compose Tier II of the Capital Adequacy Ratio, of which only R$14,844 million of total subordinated debt is used to calculate the Capital Adequacy Ratio, given their maturity terms.

56	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities / Other
	9M11	9M10	3Q11	2Q11	Variation
					Accrued	Quarter
Interest - due to volume					301	50
Interest - due to spread					(3)	(29)
Interest Financial Margin	2,018	1,720	689	668	298	21
Revenues	25,723	13,090	13,624	6,209	12,633	7,415
Expenses	(23,705)	(11,370)	(12,935)	(5,541)	(12,335)	(7,394)

In the comparison between the third quarter of 2011 and the previous quarter, the interest financial margin with Securities/Other was up by R$21 million. This performance was due to: (i) the increase in operation volume, which contributed with R$50 million; offset by: (ii) the R$29 million decrease in the average spread.

In the nine-month period of 2011, the "interest" financial margin with Securities/Other stood at R$2,018 million, versus R$1,720 million recorded last year, up 17.3% or R$298 million. This is the result of: (i) an increase in the volume of operations, which affected the result in R$301 million; and mitigated by: (ii) the R$3 million drop in the average spread.

Insurance Financial Margin - Interest

Insurance Financial Margin - Breakdown

	R$ million
	Financial Margin - Insurances
	9M11	9M10	3Q11	2Q11	Variation
					Accrued	Quarter
Interest - due to volume					383	27
Interest - due to spread					315	(46)
Interest Financial Margin	2,618	1,920	800	819	698	(19)
Revenues	7,419	6,358	2,428	2,247	1,061	181
Expenses	(4,801)	(4,438)	(1,628)	(1,428)	(363)	(200)

In the third quarter of 2011, "interest" financial margin from insurance operations posted a drop of R$19 million or 2.3% from the previous quarter, impacted by: (i) a R$46 million decrease in the average spread, which resulted from: (a) lower return from assets indexed to IPCA; and (b) the performance of multimarket funds which, in turn, were affected by the 16.2% depreciation of the Ibovespa index in the quarter; and partially offset by (ii) a R$27 million increase in average volume of operations.

By comparing the first nine months of 2011 to the same period in 2010, interest financial margin from insurance operations was up by 36.4%, or R$698 million, mainly due to: (i) the increase in operation volume, amounting to R$383 million; and (ii) average spread gains totaling R$315 million.

Bradesco	57

Economic and Financial Analysis

Financial Margin - Non-Interest

Non-Interest Financial Margin - Breakdown

	R$ million
	Non-Interest Financial Margin
	9M11	9M10	3Q11	2Q11	Variation
					Accrued	Quarter
Funding	(219)	(194)	(75)	(72)	(25)	(3)
Insurance	142	422	42	44	(280)	(2)
Securities/Other	1,455	838	594	332	617	262
Total	1,378	1,065	561	304	313	257

The “non-interest” financial margin in the third quarter of 2011 stood at R$561 million, versus R$304 million in the second quarter of 2011. This margin came to R$1,378 million in the first nine months of 2011 over the R$1,065 million in the same period of 2010. Variations in the “non-interest” financial margin are mainly due to:

· “Funding,” represented by expenses with the Credit Guarantee Fund (Fundo Garantidor de Crédito –FGC) due to increased funding volume;

· “Insurance,” the decrease quarter on quarter and between the nine-month periods of 2011 and 2010 basically represents lower gains from equity instruments; and

· “Securities/Other,” the R$262 million increase in the quarter-on-quarter comparison and the R$617 million increase in the comparison between the nine-month periods of 2011 and 2010 were due to higher treasury/securities gains.

58	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Analysis of the balance sheets and income statements of Grupo Bradesco de Seguros, Previdência e Capitalização:

Consolidated Balance Sheet

	R$ million
	Sept-11	Jun-11	Sept-10
Assets
Current and Long-Term Assets	114,730	110,835	98,536
Securities	107,244	103,847	92,599
Insurance Premiums Receivable	1,748	1,522	1,427
Other Loans	5,738	5,466	4,510
Permanent Assets	2,616	2,515	2,183
Total	117,346	113,350	100,719
Liabilities
Current and Long-Term Liabilities	104,119	100,347	88,817
Tax, Civil and Labor Contingencies	1,950	1,878	1,705
Payables on Insurance, Private Pension Plan and Savings Bond Operations	367	344	314
Other Liabilities	4,703	4,187	4,435
Insurance Technical Provisions	7,982	7,851	7,105
Technical Provisions for Life and Private Pension Plans	84,788	81,991	71,775
Technical Provisions for Savings Bonds	4,329	4,096	3,483
Non-controlling Interest	646	628	509
Shareholders' Equity	12,581	12,375	11,393
Total	117,346	113,350	100,719

Consolidated Statement of Income

				R$ million
	9M11	9M10	3Q11	2Q11
Premiums from Insurance, Private Pension Plan Contributions and Income from Savings Bonds (1)	26,560	22,056	9,049	9,661
Premiums Earned from Insurance, Private Pension Plan Contribution and Savings Bonds	14,063	11,845	4,956	4,643
Interest Income of the Operation	2,584	2,283	812	845
Sundry Operating Revenues	773	722	275	333
Retained Claims	(8,317)	(7,063)	(2,875)	(2,737)
Savings Bonds Drawing and Redemptions	(1,926)	(1,543)	(735)	(642)
Selling Expenses	(1,384)	(1,166)	(482)	(478)
General and Administrative Expenses	(1,559)	(1,323)	(544)	(523)
Other (Operating Income/Expenses)	(211)	(76)	(60)	(43)
Tax Expenses	(339)	(266)	(114)	(114)
Operating Income	3,684	3,413	1,233	1,284
Equity Result	186	148	69	54
Non-Operating Income	(27)	(26)	(9)	(9)
Income Before Taxes and Interest	3,843	3,535	1,293	1,329
Income Tax and Contributions	(1,338)	(1,304)	(480)	(490)
Profit Sharing	(44)	(56)	(15)	(12)
Non-controlling Interest	(120)	(50)	(18)	(27)
Net Income	2,341	2,125	780	800

(1) Not considering, in all periods, the effect of Normative Resolution of ANS 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums.

Bradesco	59

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Income Distribution of Grupo Bradesco de Seguros e Previdência

	R$ million
	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09
Life and Private Pension Plans	486	470	442	485	450	443	409	394
Health	132	200	201	177	131	122	148	129
Savings Bonds	86	79	86	63	50	57	65	44
Basic Lines and Other	76	51	32	54	90	79	81	35
Total	780	800	761	779	721	701	703	602

Performance Ratios

	%
	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09
Claims Ratio (1)	71.5	72.2	72.0	71.1	72.4	71.8	73.3	74.3
Selling Ratio (2)	10.5	10.8	10.0	10.8	10.7	10.2	10.6	9.6
Administrative Expenses Ratio (3)	5.8	5.4	6.1	5.8	6.3	6.1	5.6	4.6
Combined Ratio (4) (5)	86.2	85.8	86.1	85.1	85.3	84.7	85.2	85.3

(1) Retained Claims/Earned Premiums;
(2) Selling Expenses/Earned Premiums;
(3) Administrative Expenses/Net Premiums Written;
(4) (Retained Claims + Selling Expenses + Other Operating Revenue and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Premiums Written; and
(5) Excludes additional provisions.

Premiums Written, Pension Plan Contributions and Savings Bond Income(1)

(1) Not considering, in all periods, the effect of ANS Normative Resolution 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums.

In the third quarter of 2011, premiums written, pension plan contributions and savings bond revenue was down 6.3% from the second quarter of 2011 as a result of the exceptional growth of 42.1% posted by "Life and Pension Plan” products in the previous quarter.

In the first nine months of 2011, premiums written, pension plan contributions and savings bond revenue increased by 20.4% in comparison with the same period last year. Leading growth in the nine-month period were the "Life and Pension Plan,” “Health” and “Savings Bond” products, which posted gains of 21.9%, 23.0% and 26.5%, respectively.

According to Susep and ANS, in the insurance, private pension plan and savings bond segment, Bradesco Seguros e Previdência had collected R$20.3 billion up to July 2011, maintaining its position as leader of the ranking with a market share of 24.9%. In the same period, R$81.7 billion were collected by the insurance industry.

60	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Premiums Written, Pension Plan Contributions and Savings Bond Income(1)

(1) Not considering, in all periods, the effect of ANS Normative Resolution 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums.

Bradesco	61

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Retained Claims by Insurance Line

Note: for comparison purposes, we have excluded Technical Provision complements on benefits to be granted – Remission from the calculation of claims ratio (Earned Premiums) for the first quarter of 2010, amounting to R$149 million (health insurance).

62	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Insurance Selling Ratio by Insurance Line

Note: for comparison purposes, we have excluded Technical Provision complements on benefits to be granted – Remission from the selling ratio calculation (Earned Premiums) for the first quarter of 2010, amounting to R$149 million (health insurance).

(1) In compliance with Susep Circular Letter 424/11, in the second quarter of 2011 we have reclassified the Risk Evaluation expenses from “Other Operating Expenses” account to “Other Selling Expenses”, in the amount of R$21,511 thousand (Auto/Re). Should this expense be taken in consideration, selling ratio for Auto/RFC and Basic Lines would stand at 17.5 and 18.6, respectively.

Bradesco	63

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Efficiency Ratio

General and Administrative Expenses / Revenue

Year on year, the efficiency ratio decreased 0.5 p.p. in the third quarter of 2011 due to the 17.6% increase in income for the period.

64	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Insurance Technical Provisions

The Insurance Group’s technical provisions represented 30.1% of the insurance industry in July 2011, according to Susep and the National Supplementary Health Agency (ANS).

(1) According to RN 206/09 (ANS), as of January 2010, provisions for unearned premiums (PPNG) were excluded.

Bradesco	65

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise indicated)
	3Q-11	2Q-11	1Q-11	4Q-10	3Q-10	2Q-10	1Q-10	4Q-09
Net Income	486	470	442	485	450	443	409	394
Income from Premiums and Contribution Revenue (1)	4,708	5,493	4,059	5,385	4,096	3,690	3,910	4,933
- Income fromPrivate Pension Plans and VGBL	3,829	4,713	3,317	4,617	3,403	3,052	3,291	4,295
- Income fromLife/Personal Accidents Insurance Premiums	879	780	742	768	693	638	619	638
Technical Provisions	84,788	81,991	78,547	76,283	71,775	68,975	67,572	65,692
Investment Portfolio	89,234	86,220	82,916	80,147	75,974	72,507	70,920	68,780
Claims Ratio	44.4	47.4	43.6	44.1	49.8	44.7	45.1	50.9
Selling Ratio	18.5	19.2	19.2	19.5	19.8	17.5	18.8	14.4
Combined Ratio	71.3	75.4	71.9	74.7	79.9	71.5	73.9	70.6
Participants / Policyholders (in thousands)	24,051	23,109	22,698	22,186	21,346	21,109	21,326	21,389
Premiums and Contributions Revenue Market Share (%) (2)	31.8	32.0	28.1	31.2	31.5	32.0	32.7	31.1
Life/APMarket Share - Insurance Premiums (%)(2)	16.5	16.3	16.0	17.3	17.0	16.8	16.8	16.8

(1) Life/VGBL/PGBL/Traditional; and
(2) In 3Q11, considers data for July 2011.

Due to its solid structure, a policy of product innovation and consumer trust, Bradesco Vida e Previdência maintained its leadership, holding a market share of 31.8% in terms of income from private pension plans and VGBL.

In the third quarter of 2011, income grew by 3.4% on the previous quarter, basically due to: (i) the performance of the “Life/AP” product with the 12.7% increase in sales in the period; and (ii) the decrease in claims and sales ratios.

Net income for the first nine months of 2011 was up 7.4% from that of the same period last year, mainly resulting from: (i) the 21.9% increase in revenue; (ii) an improved financial result; (iii) the decrease in the claims ratio; and partially offset by: (iv) the increase in administrative and personnel expenses, impacted by the collective bargaining agreement in January 2011.

66	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Bradesco Vida e Previdência

Bradesco Vida e Previdência's technical provisions stood at R$84.8 billion in September 2011, made up of R$80.7 billion from the private pension plan segment and VGBL and R$4.1 billion from life, personal accidents and other lines, up 18.1% over September 2010.

The Private Pension Plan and VGBL Portfolio totaled R$83.7 billion in July 2011, equal to 33.9% of all market funds (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In September 2011, the number of Bradesco Vida e Previdência customers grew by 12.7% compared to September 2010, surpassing a total of 2.1 million private pension plan and VGBL plan participants and 21.9 million personal accident participants, totaling around 24.1 million customers. This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

Bradesco	67

Economic and Financial Analysis

Bradesco Saúde – Consolidated

	R$ million (unless otherwise indicated)
	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09
Net Income	132	200	201	177	131	122	148	129
Net Premiums Issued (1)	2,348	2,249	2,136	2,002	1,925	1,845	1,705	1,622
Technical Provisions	3,991	3,888	3,737	3,512	3,471	3,453	3,405	3,555
Claims Ratio	83.3	83.2	83.3	80.1	80.7	80.6	83.0	85.7
Selling Ratio	4.9	4.7	4.7	4.6	4.8	4.6	4.5	4.1
Combined Ratio	97.4	97.5	98.1	97.9	96.1	96.2	96.8	96.8
Policyholders (in thousands)	8,727	8,408	8,190	8,019	7,468	7,236	7,075	4,310
Written Premiums Market Share (%) (2)	49.8	49.7	51.7	51.7	51.1	50.4	49.4	48.7

(1) Not considering the effect of RN 206/09 (ANS) in the total of R$62 million (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums; and

(2) 3Q11 considers data for July 2011.
Note: for comparison purposes, we have excluded Technical Provision complements for benefits to be granted – Remission from the calculation of first quarter of 2010 ratios, amounting to R$149 million.

The main performance ratios of the third quarter of 2011 remained stable in comparison with the previous quarter; however, the financial income did not post the same strong performance seen in the second quarter.

The income for the first nine months of 2011 was 32.9% greater year-on-year, mainly due to:
(i) a 23.0% increase in revenue; (ii) the improved financial result; partially offset by: (iii) the 2.0 p.p. increase in claims, due to a greater share of the health managed segment; and (iv) increased administrative and personnel expenses, impacted by the collective bargaining agreement in January 2011.

In September 2011, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Approximately 39 thousand companies in Brazil have Bradesco Saúde Insurance and Mediservice plans. Of the 100 largest companies in Brazil, in terms of revenue, 45 are Bradesco Saúde and Mediservice customers (source: Exame  Magazine’s Best and Major Companies ("Melhores e Maiores") ranking, July 2011).

Number of Policyholders of Bradesco Saúde – Consolidated

Bradesco Saúde – Consolidated has over 8.7 million customers. The high share of corporate policies in the overall portfolio (94.4% in September 2011) shows the Company’s high level of specialization and customization in the corporate segment, a major advantage in today’s supplementary health insurance market.

68	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Bradesco Capitalização

	R$ million (unless otherwise indicated)
	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09
Net Income	86	79	86	63	50	57	65	44
Income from Savings Bonds	849	751	649	706	658	594	526	575
Technical Provisions	4,329	4,096	3,891	3,724	3,483	3,317	3,141	3,024
Customers (in thousands)	3,024	2,888	2,794	2,691	2,610	2,583	2,553	2,531
Premiums and Contributions Revenue Market Share (%) (1)	21.4	21.3	21.2	21.1	20.4	19.7	20.9	19.7

(1) 3Q11 considers data for July 2011.

Income for the third quarter of 2011 was up 8.9% over net income recorded in the previous quarter, mainly due to: (i) a 13.0% increase in income; (ii) an improved financial result; and (iii) the maintenance of administrative efficiency ratio at the same levels of the second quarter of 2011.

Net income for the first nine months of 2011 was up 45.9% year-on-year, due to (i) the 26.5% increase in savings bond revenues; and (ii) the improved financial result.

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Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the third quarter of 2011 as a leader of the private savings bond companies ranking, due to its policy of transparency and of adjusting its products based on potential consumer demand.

In order to offer the savings bond that best fits the profile and budget of each customer, the Bank has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of drawings and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating the Pé Quente Bradesco family of products.

Among these, we can point out the performance of our social and environmental products, from which a part of the profit is allocated to socially responsible projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) Fundação SOS Mata Atlântica (contributes to the conservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Instituto Ayrton Senna (contributes to education and human development, reducing illiteracy rates, school failure and drop-out rates); (iii) Fundação Amazonas Sustentável (contributes to the sustainable development, environmental preservation and improvement to the quality of life of the communities that live and benefit from the preservation centers in the state of Amazonas); (iv) the Brazilian Cancer Control Institute (contributes to the development of projects for the prevention, early diagnosis and treatment of cancer in Brazil); and (v) Projeto Tamar (created to preserve sea turtles).

Bradesco Capitalização is the first and only savings bonds company in Brazil to receive the ISO 9001 certification of Quality Management. In 2009, it was certified with the ISO 9001:2008 for Management of Bradesco Savings Bonds. This certification, granted by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle that underpins Bradesco Savings Bonds: good products, services and continuous growth.

The portfolio is made up of 19.9 million active bonds, of which: 35.0% are Traditional Bonds sold in the Branch Network and at Bradesco Dia&Noite service channels, up 27.3% over September 2010; and 65.0% are incentive bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE, which were up 15.3% over September 2010. Given that the purpose of this type of savings bond is to add value to the associated company or even encourage the performance of its customers, bonds have reduced maturity and grace terms and a lower sale price.

70	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Bradesco Auto/RE

	R$ million (unless otherwise indicated)
	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09
Net Income	50	44	39	58	28	27	22	43
Net Premiums Issued	1,042	1,061	871	865	941	952	935	855
Technical Provisions	3,853	3,828	3,688	3,554	3,525	3,455	3,402	3,162
Claims Ratio	61.3	61.0	68.1	69.3	69.7	69.9	70.7	70.2
Selling Ratio	18.5	20.1	17.2	17.6	17.3	17.6	17.7	16.6
Combined Ratio	103.3	99.1	108.7	106.9	105.2	105.3	104.3	107.8
Policyholders (in thousands)	3,632	3,567	3,330	3,337	3,208	2,980	2,814	2,592
Premiums and Contributions Revenue Market Share (%) (1)	10.5	10.5	9.7	10.6	11.2	11.7	12.1	10.4
(1) 3Q11 data considers July 2011.

Net income for the third quarter of 2011 was up by 13.6% from the previous quarter, mainly due to: (i) the stability of the claims ratio; and (ii) the increase in financial and equity income.

Accumulated income up to September 2011 posted growth of 72.7% when compared to the same period last year, mainly due to: (i) a 6.6 p.p. decrease in claims; (ii) improved financial result and equity income; and partially offset by: (iii) an increase in administrative and personnel expenses, resulting from the collective bargaining agreement dated January 2011.

In the Proprietary Insurance segment, Bradesco Auto/RE has renewed insurance programs with its main customers through partnerships with brokers that specialize in the segment and a close relationship with Bradesco Corporate and Bradesco Empresas (Middle Market) segments. The excellent performance of the Oil industry and recovery of the Civil Construction industry have also contributed to Bradesco Auto/RE's growth in the segment.

In Aviation and Maritime Hull insurance, the increased exchange with Bradesco Corporate and Bradesco Empresas has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of Reinsurance Agreements, which gives insurers the power to assess and cover risk, and consequently increase competitiveness in more profitable businesses, such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RFC line, the insurer has increased its customer base, mainly due to the improvement to current products and the creation of products for a specific target-public. Among them, the Exclusive Bradesco Customer Insurance for Banco Bradesco account holder (Bradesco Seguro Exclusivo Clientes Bradesco), and Auto Mulher for women stand out.

For better service, Bradesco Auto/RE has currently 13 Bradesco Auto Centers (BAC), providing the policyholder with the most variable services in a single place.

Services offered: auto claims services, reserve rental cars, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

Bradesco	71

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders in Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement of methods and systems has contributed to growth in the customer base, which increased by 13.2% in the last twelve months, to a total of 3.6 million customers.

In this segment, we continued to focus on Residential Insurance, with a 49.2% growth in the first nine months of 2011, surpassing 1.8 million insured homes.

72	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Fee and Commission Income

A breakdown of the changes in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income	R$ million
					Variation
	9M11	9M10	3Q11	2Q11	Accrued	Quarter
Card Income	3,691	3,046	1,299	1,236	645	63
Checking Account	2,039	1,715	708	681	324	27
Loan Operations	1,455	1,263	505	496	192	9
Fund Management	1,451	1,341	506	474	110	32
Collection	893	795	318	298	98	20
Consortium Management	389	314	139	129	75	10
Custody and Brokerage Services	318	341	108	102	(23)	6
Payment	231	212	78	76	19	2
Underw riting / Financial Advising Services	209	200	58	104	9	(46)
Other	462	577	157	155	(115)	2
Total	11,137	9,804	3,876	3,751	1,333	125

Explanations of the main items that influenced the variation in fee and commission income between periods can be found below.

Bradesco	73

Economic and Financial Analysis

Fee and Commission Income

Card Income

Card income stood at R$1,299 million in the third quarter of 2011, up R$63 million, or 5.1% over the previous quarter. This performance is mainly due to the increase in transactions and income, with a consequent increase in average ticket.

In the nine-month period of 2011, the same figure posted year-on-year growth of 21.2%, or R$645 million, mainly due to an increase in revenue from purchases and services, resulting from the expansion of the card base by 8.7%, from 140.7 million in September 2010 to 153.0 million in September 2011. This expansion led to a 20.2% increase in revenue from credit cards in the period, for a total of R$65,004 million in nine-month period of 2011, as well as a 16.9% increase in transactions, from 696.6 million in the nine-month period of 2010 to 814.4 million in the nine-month period of 2011.

It is important to note the impact from the increase in the interest held in Visavale, from 45.0% to 50.0% in the last twelve months.

74	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the third quarter of 2011, income from checking accounts was up by 4.0% quarter-on-quarter, mainly due to: (i) a net increase of 708 thousand new checking accounts (664 thousand individual accounts and 44 thousand corporate accounts); and (ii) the expansion of the service portfolio provided to the Bank’s customers.

In the first nine months of 2011 versus the same period in the previous year, revenue increased by 18.9% or R$324 million, mainly due to the expansion of the checking account base, which posted a net increase of 2,225 thousand new accounts (2,116 thousand new individual accounts and 109 thousand new corporate accounts).

Loan Operations

In the third quarter of 2011, income from loan operations amounted to R$505 million, up 1.8% in comparison with the previous quarter, mainly due to the greater volume of contracted operations in the period, in which the 5.6% increase in SMEs operations compared to the second quarter of 2011 stood out.

The 15.2% growth in the nine-month period of 2011 when compared with the same period in the previous year is mainly due to: (i) the increase in income from collateral, up 21.7%, mainly deriving from the 25.8% growth in the volume of Sureties and Guarantees; and (ii) an increase in the volume of contracted operations in 2011.

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Economic and Financial Analysis

Fee and Commission Income

Asset Management

In the third quarter of 2011, revenue from asset management was up by R$32 million on the previous quarter, mainly due to 2.8% growth in the volume of funds raised and under management.

In the first nine months of 2011 versus the same period last year, the R$110 million or 8.2% increase was mainly due to: (i) increases in funds raised and managed by Bradesco, which grew by 12.9%; offset by: (ii) the 24.5% drop in the Ibovespa index in the period. The highlight was income from third-party funds, which grew by 40.5% in the period, followed by growth in fixed-income funds of 16.4%.

Shareholders' Equity	R$ million			Variation %
	Sept11	Jun11	Sept10	Quarter	12M
Investment Funds	293,578	284,117	258,809	3.3	13.4
Managed Portfolios	17,633	18,533	17,825	(4.9)	(1.1)
Third-Party Fund Quotas	8,240	8,032	6,412	2.6	28.5
Total	319,451	310,682	283,046	2.8	12.9

Asset Distribution	R$ million			Variation %
	Sept11	Jun11	Sept10	Quarter	12M
Investment Funds – Fixed Income	270,354	258,686	232,295	4.5	16.4
Investment Funds – Equities	23,224	25,431	26,514	(8.7)	(12.4)
Investment Funds – Third-Party Funds	7,102	6,895	5,055	3.0	40.5
Total - Investment Funds	300,680	291,012	263,864	3.3	14.0

Managed Portfolios - Fixed Income	10,403	10,698	8,918	(2.8)	16.7
Managed Portfolios – Equities	7,230	7,835	8,907	(7.7)	(18.8)
Managed Portfolios - Third-Party Funds	1,138	1,137	1,357	0.1	(16.1)
Total - Managed Funds	18,771	19,670	19,182	(4.6)	(2.1)

Total Fixed Income	280,757	269,384	241,213	4.2	16.4
Total Equities	30,454	33,266	35,421	(8.5)	(14.0)
Total Third-Party Funds	8,240	8,032	6,412	2.6	28.5
Overall Total	319,451	310,682	283,046	2.8	12.9

76	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collections)

The R$22 million or 5.9% growth in this revenue in the third quarter of 2011 over the previous quarter is mainly due to the increase in business volume and number of processed documents, from 431 million to 454 million.

In the nine-month period of 2011 versus the same period last year, Payment and Collection income grew by 11.6%, or R$117 million, mainly due to an increase in the number of processed documents, which grew from 1,096 million in the nine-month period of 2010 to 1,297 million in the same period in 2011.

Consortium Management

The 4.4% increase in the number of active quotas in the third quarter of 2011 compared to the second quarter of 2011 led Bradesco Consórcios to sell 23,113 net quotas, totaling 548,097 active quotas on September 30, 2011 (524,984 active quotas on June 30, 2011), resulting in a 7.8% increase in revenue, ensuring Bradesco's leading position in all segments (real estate, auto, trucks/tractors).

In the nine-month period of 2011 versus the same period of the previous year, there was a 23.9% increase in revenue, resulting from: (i) the growth in the volume of bids; and (ii) the increase in sales of new quotas, from 455,193 active quotas sold on September 30, 2010 to 548,097 on September 30, 2011, an increase of 92,904 net quotas.

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Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the third quarter of 2011, total revenue from custody and brokerage services increased 5.9% when compared to the previous quarter. This performance mainly results from volumes traded on the BM&FBovespa.

In the first nine months of 2011 versus the same period of the previous year, the 6.7% revenue decrease is mainly related to: (i) the behavior of the capital markets in this period, which impacted brokerage revenues; and partially offset by: (ii) the R$87 billion gain in assets under custody.

Underwriting / Financial Advising

The R$46 million decrease in the quarter-on-quarter comparison mainly refers to increased gains with capital market operations in the second quarter of 2011, particularly underwriting operations. Furthermore, changes in this revenue are often the result of volatile behavior of capital markets.

In the nine months of 2011, there was an increase of R$9 million year on year as a result of a higher business volume in the period.

78	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Administrative and Personnel Expenses

Administrative and Personnel Expenses	R$ million
	9M11	9M10	3Q11	2Q11	Variation
					Accrued	Quarter
Administrative Expenses
Third-Party Services	2,649	2,246	936	874	403	62
Communication	1,177	1,025	408	391	152	17
Depreciation and Amortization	814	710	277	266	104	11
Data Processing	691	615	247	219	76	28
Advertising and Marketing	607	521	211	194	86	17
Transportation	560	466	201	180	94	21
Rental	490	420	170	162	70	8
Asset Maintenance	400	331	139	139	69	-
Financial System Services	370	267	135	127	103	8
Materials	281	204	105	95	77	10
Leased Assets	259	272	87	82	(13)	5
Security and Surveillance	240	203	84	80	37	4
Water, Electricity and Gas	168	156	53	57	12	(4)
Trips	113	89	42	36	24	6
Other	905	751	310	278	154	32
Total	9,724	8,275	3,405	3,179	1,449	226

Personnel Expenses
Structural	6,384	5,510	2,288	2,101	874	187
Social Charges	4,821	4,215	1,720	1,593	606	127
Benefits	1,563	1,295	568	508	268	60
Non-Structural	1,537	1,259	592	504	278	88
Management and Employee Profit Sharing (PLR)	822	736	321	233	86	88
Provision for Labor Claims	518	378	199	201	140	(2)
Training	108	68	50	39	40	11
Termination Costs	89	77	22	31	12	(9)
Total	7,921	6,769	2,880	2,605	1,152	275

Total Administrative and Personnel Expenses	17,645	15,044	6,285	5,784	2,601	501

Employees	101,334	92,003	101,334	98,317	9,331	3,017
Service Points	62,055	52,015	62,055	59,473	10,040	2,582

In the third quarter of 2011, total Administrative and Personnel Expenses amounted to R$6,285 million, up 8.7% in relation to the previous quarter.

Personnel Expenses

In the third quarter of 2011, personnel expenses totaled R$2,880 million, up 10.6% or R$275 million from the previous quarter.

Within the "structural" portion, the R$187 million increase is mainly the result of: (i) the adjustment for the increase of salary levels, based on the collective bargaining agreement and restatement of labor liabilities in the amount of R$110 million, of which R$ 42 million refers to the increase in the monthly payroll as of September 2011; and (ii) greater expenses with payroll, social charges and benefits, in the amount of R$77 million, mainly due to the increase in staff in the period driven by organic growth.

In the “non-structural” portion, the R$88 million increase is basically due to higher expenses with management and employee profit sharing (PLR).

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Economic and Financial Analysis

Administrative and Personnel Expenses

Personnel Expenses

In the first nine months of 2011 versus the same period last year, the R$1,152 million increase reflects: (i) the "structural" portion of R$874 million related to: (a) the increase in expenses with payroll, social charges and benefits, impacted by salary increases; and (b) the increase in staff driven by organic growth; and (ii) the R$278 million gain in the “non-structural” portion, mainly due to higher expenses with: (a) provisions for labor proceedings, totaling R$140 million; and (b) management and employee profit sharing (PLR), totaling R$86 million.

80	Report on Economic and Financial Analysis – September 2011

Economic and Financial Analysis

Administrative and Personnel Expenses

Administrative Expenses

In the third quarter of 2011, administrative expenses totaled R$3,405 million, up by 7.1%, or R$226 million from the previous quarter. Main variations were: (i) R$62 million with outsourced services, mainly due to: (a) variable expenses from the placement of Cards and CDC products (e.g.: Call Center); and (b) legal and corporate advising services; (ii) R$28 million with data processing expenses; and (iii) R$ 21 million with transportation expenses.

The year-on-year growth of R$1,449 million, or 17.5%, in the nine-month period of 2011 is mainly due to higher expenses with: (i) outsourced services, in the amount of R$403 million, related to: (a) the partial outsourcing of credit card processing (Fidelity); and (b) variable expenses tied to revenues (non-bank correspondents); (ii) an increase in business and service volume; (iii) contract adjustments; and (iv) expenses directly related to organic growth and the consequent increase in Service Points (from 52,015 on September 30, 2010 to 62,055 on September 30, 2011).

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Economic and Financial Analysis

Operating Coverage Ratio(1)

The coverage ratio over the last 12 months dropped by 0.8 p.p. in this quarter, as a result of: (i) the increase in personnel and administrative expenses, mainly originated by: (a) the impact of the collective bargaining agreement; and (b) the increase in expenses with outsourced services, partly resulting from an increase in business volume and the expansion of service points; and partially offset by: (ii) the growth fee and commission income.

(1) Fee and Commission Income / Administrative and Personnel Expenses (over the last 12 months).

Tax Expenses

The R$47 million decrease quarter on quarter in tax expenses essentially arises from lower PIS/Cofins expenses.

In the nine-month period of 2011 versus the same period of the previous year, tax expenses grew by R$397 million, mainly due to: (i) the increase in expenses with ISS/PIS/Cofins taxes reflecting higher taxable income, especially financial margin and fee and commission income.

82	Report on Economic and Financial Analysis – September 2011

Análise Econômico-Financeira

Equity in the Earnings of Unconsolidated Companies

In the third quarter of 2011, equity in the earnings of unconsolidated companies stood at R$41 million. The R$25 million increase from the previous quarter was mainly due to greater results with the companies IRB – Brasil Resseguros and Serasa.

Year on year, the R$24 million increase recorded in the first nine months of 2011 was mainly due to greater results from the unconsolidated company IRB – Brasil Resseguros.

Operating Income

Operating result in the third quarter of 2011 was R$4,174 million, up 1.1% from the second quarter of 2011, mainly impacted by: (i) the R$759 million increase in financial margin; (ii) the R$125 million increase in fee and commission income; (iii) the R$76 million increase in operating income from Insurance, Private Pension Plans and Savings Bonds, partially offset by: (iv) a R$501 million increase in personnel and administrative expenses; (v) a R$342 million increase in allowance for loan losses expenses; and (vi) a R$143 million increase in other operating expenses (net of other revenue).

Year on year, the R$1,724 million, or 16.4%, increase in operating income for the first nine months of 2011 is the result of: (i) R$5,025 million growth in financial margin; (ii) a R$1,333 million increase in fee and commission income; (iii) a R$365 million increase in operating income from Insurance, Private Pension Plans and Savings

Bonds; partially offset by: (iv) a R$2,601 million growth in personnel and administrative expenses; (v) the higher allowance for loan losses expenses, in the amount of R$1,168 million; (vi) an increase in other operating expenses (net of other revenue), in the amount of R$857 million; and (vii) a R$397 million increase in tax expenses.

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Economic and Financial Analysis

Non-Operating Income

The R$17 million variation between the third quarter of 2011 and 2010 is mainly due to greater losses from the sale of assets in the second quarter of 2011.

Comparing the nine-month periods of 2011 and 2010, the variation is mainly the result of greater non-operating expenses.

84	Report on Economic and Financial Analysis – September 2011

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Return to Shareholders

Sustainability

Dow Jones Sustainability Indexes 2011

Bradesco was once again included in the Down Jones Sustainability Indexes, a distinguished list prepared by the New York Stock Exchange made up of companies that have adopted the best practices for sustainable development.

Created in 1999, the Down Jones Sustainability Indexes are among of the most important international indicators in terms of companies’ financial, environmental and social performances and are a reference for world investors who consider sustainable practices when deciding on investments.

ICO2 – Carbon Efficient Index

The BM&FBovespa – São Paulo Securities, Commodities and Futures Exchange released a list of companies comprising the ICO2 – Carbon Efficient Index and Bradesco is once again among the companies in favor of a low carbon economy.

The theoretical portfolio of the ICO2 lasts four months, from January to April, May to August and September to December. At the end of each four-month period, the portfolio will be reassessed using criteria and procedures included in this index methodology.

Revision of Equator Principles

Bradesco attended meetings of the Equator Principles Association’s task force, held on September 21 and 22, in London (England), as part of the commitment’s review process.

Due to its active role in work groups that discuss the themes of “Climate Changes” and “Application Scope,” Bradesco met with banks from around the world to discuss the inclusion and applicability of these themes within the new version of the Equator Principles.

Financial Education

Bradesco has held a number of events for financial education in underprivileged communities in Rio de Janeiro and São Paulo. Nine events have already been held in Rio de Janeiro, at the following locations: Cidade de Deus, Gardênia Azul, Rio das Pedras, Dona Marta, Cantagalo, Complexo do Alemão, Santo Cristo, Turano and Rocinha. In São Paulo, the Bank hopes to hold lectures in the communities of Paraisópolis and Heliópolis by the end of November.

About 80 citizens, including residents of the communities, have already attended the lectures given by professionals from the Bank’s Training Department.

Newsweek’s 2011 Green rankings

Bradesco ranked 4th in World’s 500 Greenest Companies list according to Newsweek magazine, prepared in partnership with consulting firms Trucost and Sustainalytics, published on October 16, 2011.	The companies were ranked based on issues such as GHG emission, management (policies, initiatives, disputes) and transparency.

86	Report on Economic and Financial Analysis – September 2011

Return to Shareholdres

Investor Relations Area - RI

In continuing its 2011 APIMEC Meetings cycle, in the third quarter of 2011, Bradesco held nine events in the cities of Fortaleza, Porto Alegre, Brasília, Belo Horizonte, Rio de Janeiro, São Paulo, Recife, Salvador and Santos.

More than 2.9 thousand people participated in these meetings, including analysts, shareholders, customers and investors. All of the meetings were broadcast live over the internet with simultaneous translation into English, and were followed by more than 10 thousand viewers. The São Paulo event also included a transmission in Libras (Brazilian Sign Language), reinforcing the democratization of information.

A summary of all of the events and a replay of the entire meeting in São Paulo can be found at www.bradesco.com.br/ri.

The Investor Relations Area, through a partnership with Ágora and Bradesco Corretora, was present at the 9th edition of Expomoney São Paulo. Nearly 20 thousand people participated in the three-day event on financial education.

Service to Shareholders, Analysts and Investors	9M11	2010	2009
Meetings with Investors	136	130	160
Conference Calls	174	77	59
Events in Brazil	19	17	16
Events Abroad	21	24	18
APIMEC Meetings (Association of Analysts and Capital Market Professionals)	16	18	17
Videochats	3	4	4
INI (National Investors' Institute)	1	1	1
Total	370	271	275

Corporate Governance

Within the Corporate Governance structure, Bradesco’s Board of Directors is supported by five Statutory Committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital Allocation), in addition to 42 Executive Committees that assist the Board of Executive Officers in performing their duties.

Shareholders are entitled to 100% tag-along rights for common shares, 80% for preferred shares and to a minimum mandatory dividend of 30% of net income adjusted by the legal reserve. Preferred shares are entitled to dividends 10% greater than those paid to common shares.

On March 10, 2011, all matters submitted to the Shareholders’ Meetings were approved.

For more information, go to the corporate governance section of the investor relations website at www.bradesco.com.br/ri.

Bradesco	87

Return to Shareholders

Bradesco Shares

Number of Shares – Common and Preferred Shares (1)

	In thousands
	Sept11	Dec10	Dec09	Dec08	Dec07	Dec06
Common Shares	1,909,911	1,880,830	1,710,205	1,534,806	1,009,337	500,071
Preferred Shares	1,907,931	1,881,225	1,710,346	1,534,900	1,009,337	500,812
Subtotal – Outstanding Shares	3,817,842	3,762,055	3,420,551	3,069,706	2,018,674	1,000,883
Treasury Shares	6,953	395	6,535	163	2,246	758
Total	3,824,795	3,762,450	3,427,086	3,069,869	2,020,920	1,001,641

(1) Stock bonus and splits during the period were not included.

On September 30, 2011, Bradesco’s capital stock was R$30.1 billion, composed of 3,824,795 thousand shares (all book-entry shares with no par value), of which 1,912,398 thousand were common shares and 1,912,397 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and a holding company, Nova Cidade de Deus Cia Comercial de Participações, which is in turn controlled by Fundação Bradesco and BBD Participações, the majority of the shareholders of which are members of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

Number of Shareholders – Domiciled in Brazil and Abroad

	Sept11%		Ownership of Capital (%)	Sept10%		Ownership of Capital (%)
Individuals	338,462	89.90	23.75	339,339	89.69	24.55
Corporate	37,147	9.87	46.85	37,218	9.84	43.79
Subtotal Domiciled in the Country	375,609	99.77	70.60	376,557	99.53	68.34
Domiciled Abroad	867	0.23	29.40	1,774	0.47	31.66
Total	376,476	100.00	100.00	378,331	100.00	100.00

On September 30, 2011, there were 375,609 shareholders domiciled in Brazil, accounting for 99.77% of total shareholders and holding 70.60% of all shares,while a total of 867 shareholders resided abroad, accounting for 0.23% of shareholders and holding 29.40% of shares.

88	Report on Economic and Financial Analysis – September 2011

Return to Shareholdres

Bradesco Shares

Share Performance(1)

	In R$ (unless otherwise indicated)
	3Q11	2Q11	Variation %	9M11	9M10	Variation %
Earnings per Share	0.75	0.74	1.4	2.21	1.89	16.9
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.210	0.208	1.0	0.620	0.536	15.7
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.231	0.228	1.3	0.681	0.588	15.8
Book Value per Share (Common and Preferred)	14.08	13.82	1.9	14.08	12.26	14.8
Last Trading Day Price – Common Shares	22.94	26.78	(14.3)	22.94	26.93	(14.8)
Last Trading Day Price – Preferred Shares	27.71	31.70	(12.6)	27.71	33.78	(18.0)
Market Value (R$ million) (2)	96,682	111,770	(13.5)	96,682	114,510	(15.6)
Market Value (R$ million) - Most Liquid Share (3)	105,792	121,167	(12.7)	105,792	127,622	(17.1)

(1) Adjusted for corporate events in the period.
(2) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; and

(3) Number of shares (excluding treasury shares) x closing price for preferred shares on the last trading day of the period.

In the first nine months of 2011, Bradesco’s preferred shares decreased 18.0% in comparison with the same period of 2010, while common shares also saw a loss of 14.8% in the same period. It is worth mentioning that the Ibovespa Index fell by 24.6% in the same period.

In the third quarter of 2011, Bradesco’s preferred and common shares dropped by 12.6% and 14.3%, respectively, while the Ibovespa index saw a depreciation of 16.2% in comparison with the second quarter of 2011.

Bradesco	89

Return to Shareholders

Main Indicators

Market Value: considers the closing price of common and preferred shares, multiplied by the respective number of shares (excluding treasury shares).

Market Value/Shareholders’ Equity: indicates the multiple by which Bradesco’s market value exceeds its book shareholders’ equity.

Dividend Yield: the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last twelve months, which indicates the return on investment represented by the allocation of net income.

Formula used: the amount received by shareholders as dividends and/or interest on shareholders' equity in the last twelve months divided by the closing price of preferred shares on the last trading day in the period.

90	Report on Economic and Financial Analysis – September 2011

Return to Shareholdres

Weight in Main Stock Market Indexes

Bradesco shares are components of Brazil’s main stock indexes, including the Corporate Sustainability Index (ISE), the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC) and the Financial Index

(IFNC), which comprises banks, insurers and financial companies.

%	Sept11
Ibovespa	3.4
IB rX - 50	7.2
IB rX - 100	7.2
Ifinanceiro (IFNC)	20.2
ISE	5.0
Special Corporate Governance Stock Index (IGC)	6.1
Special Tag-Along Stock Index (ITAG)	11.8
ICO2	10.5

Dividends / Interest on Shareholder`s Equity

In the first nine months of 2011, R$2,838 million were paid to shareholders as dividends and interest on shareholders’ equity, equivalent to 31.5% of book net income in the period. Considering the accrued amount allocated over the last 12 months, this figure comes to 31.5%.

Over the last few years, Bradesco has allocated amounts to its shareholders that surpass the minimum established in its Bylaws.

(1) Accumulated over the last 12 months.

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Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Additional Information

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Sept11	Jun11	Sept10	Jun10
Banks – Source: Brazilian Central Bank (Bacen)
Demand Deposits	N/A	17.6	18.3	18.5
Savings Deposits	N/A	14.1	14.1	14.1
Time Deposits	N/A	14.3	13.5	13.6
Loan Operations (1)	12.4 (3)	12.6	12.5	12.6
Loan Operations - Vehicles Individuals (CDC + Leasing) (1)	16.4 (3)	16.8	18.0	19.0
Payroll-Deductible Loans (1)	11.2 (3)	11.3	10.6	10.5
Bradesco Collection (Balance)	N/A	N/A	28.4	29.2
Number of Branches	19.6	18.7	18.3	17.8
Banks - Source: Federal Revenue Service/ Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	21.8	21.7	21.3
Brazilian Unified Tax Collection System Document (DAS)	N/A	17.2	17.1	17.0
Banks – Source: Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	14.2	14.6	14.6
Benefit Payment to Retirees and Pensioners	23.4	22.9	21.1	20.8
Banks – Source: Anbima
Investment Funds + Portfolios	16.7	16.6	16.8	16.5
Insurance, Private Pension Plans and Savings Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Private Pension Plan and Savings Bond Premiums	24.9 (2)	25.0	24.7	24.8
Insurance Premiums (including Long-Term Life Insurance - VGBL)	25.0 (2)	25.0	24.9	25.3
Life Insurance and Personal Accident Premiums	16.5 (2)	16.3	17.0	16.8
Auto/Basic Lines (RE) Insurance Premiums	10.5 (2)	10.5	11.2	11.7
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	14.1 (2)	14.0	14.7	15.2
Health Insurance Premiums	49.8 (2)	49.7	51.1	50.4
Revenues from Private Pension Plan Contributions (excluding VGBL)	29.2 (2)	28.8	27.1	26.2
Income from Savings Bonds	21.4 (2)	21.3	20.4	19.7
Technical Provisions for Insurance, Private Pension Plans and Savings Bonds	30.1 (2)	30.2	30.3	31.4
Insurance and Private Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income on VGBL Premiums	32.5 (2)	32.8	32,6	33,5
Revenues from Unrestricted Benefits Generating Plans (PGBL) Contributions	25.2 (2)	24.8	23,2	22,1
Private Pension Plan Investment Portfolios (including VGBL)	33.9 (2)	34.2	35,1	35,4
Credit Card – Source: Brazilian Association of Credit Cards and Services (Abecs)
Credit Card Revenue	N/A	21.6 (4)	21.6	21.5
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	N/A	18.5	19.0	19.1
Consortia – Source: Bacen
Real Estate	26.2 (3)	26.9	28.8	27.5
Auto	25.1 (3)	25.4	25.3	24.2
Trucks, Tractors and Agricultural Implements	16.6 (3)	16.9	16.7	15.4
International Area – Source: Bacen
Export Market	20.9	22.1	25.4	25.8
Import Market	17.8	17.9	19.8	19.5

(1) Bacen data for August 2011 and June 2011 are preliminary;

(2) Reference date: July 2011;
(3) Reference date: August 2011; and
(4) Projected Market.
N/A – Not Available.

94	Report on Economic and Financial Analysis – September 2011

Additional Information

Informações Adicionais

Market Share of Products and Services

Bradesco customers enjoy a wide range of options for consulting and carrying out their financial transactions, in addition to the ability to acquire products and services through high-tech means, such as ATMs, telephone (Bradesco Fone Fácil), the Internet and mobile phones (Bradesco Celular).

As part of our commitment to social responsibility, people with special needs can rely on a number of special services provided by the Bradesco Dia&Noite Customer Service Channels, such as:

•Accessibility to the ATM Network for the visually-impaired and wheelchair users;

• Internet Banking utility for the visually impaired;

• Visual Mouse for those with motor disabilities;

• Personalized assistance for the hearing impaired, by means of digital language in Fone Fácil; and

• Bradesco Celular for the visually impaired.

Branch Network

Region	Sept11		Market Share	Sept10		Market Share
	Bradesco	Market		Bradesco	Market
North	192	864	22.2%	169	798	21.2%
Northeast	586	2,884	20.3%	531	2,735	19.4%
Midwest	318	1,523	20.9%	291	1,439	20.2%
Southeast	2,191	10,848	20.2%	1,971	10,491	18.8%
South	658	3,859	17.1%	536	3,681	14.6%
Total	3,945	19,978	19.7%	3,498	19,144	18.3%

Compulsory Deposits/Liabilities

%	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09
Demand Deposits
Rate (2) (6)	43	43	43	43	43	42	42	42
Additional (3)	12	12	12	12	8	8	8	5
Liabilities (1)	28	29	29	29	29	30	30	30
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	15	14	14	14	18	18	18	21
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (3)	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (3) (5)	20	20	20	20	15	15	15	13.5
Additional (3)	12	12	12	12	8	8	8	4
Free	68	68	68	68	77	77	77	82.5

(1) At Banco Bradesco, liabilities are applied to Rural Loans;

(2) Collected in cash and not remunerated;

(3) Collected in cash with the Special Clearance and Custody System (Selic) rate;

(4) Collected in cash with the Reference Interest rate (TR) + interest of 6.17% p.a;

(5) As of the calculation period from March 29, 2010 to April 1, 2010, with compliance as of April 9, 2010, liabilities are now exclusively in cash, and may be met using credits acquired as provided for by current legislation; and

(6) FGC was prepaid 60 times in August 2008, as of the calculation period from October 20, 2008 to October 31, 2008, with compliance as of October 29, 2008.

Bradesco	95

Additional Information

Investments in Infrastructure, Information Technology and Telecommunication

The Bradesco Organization is built on a solid foundation supported by strategic pillars, one of which is Information Technology, enabling it to offer customers high quality services characterized by speed and security in carrying out operations at all of its service points.

Bradesco customers in the Biometric reading registry can now choose to carry out transactions at ATMs using only their bank card and the biometric reader, without the need for providing their six-digit pin number. This initiative will allow for greater security, comfort and practicality when performing transactions using these terminals. Bradesco was the first bank to utilize this type of technology.

The Bank’s position as a pioneer in IT was confirmed when it was awarded the prize for Best Individual Internet Banking in Brazil, in the first edition of this award promoted by Global Finance magazine. The new Internet Banking, launched in January, is the result of surveys, benchmarking and usability tests and includes the most modern internet resources with innovations and functions developed to facilitate daily use by customers.

Guided by best practices and protected against contingencies, Bradesco’s IT infrastructure has central computers capable of processing over 317,400 Mips (million instructions per second). Every day, an average of 225.7 million transactions are processed, with availability remaining at 99.9%. This environment is managed in order to make complex tasks simple and manageable, while maintaining low operating risk and the scalability needed to support the Bank’s growth.

As a prerequisite for its continuous expansion, up to the third quarter of 2011, Bradesco had invested R$2,819 million in Infrastructure and IT in order to update its IT environment, drawing on best practices and existing technologies.

The total amount invested in recent years, including infrastructure (facilities, furniture and fixtures), can be found below:

	R$ million
	9M11	2010	2009	2008	2007
Infrastructure	546	716	630	667	478
Information Technology and Telecommunications	2,273	3,204	2,827	2,003	1,621
Total	2,819	3,920	3,457	2,670	2,099

96	Report on Economic and Financial Analysis – September 2011

Additional Information

Risk Management

Risk management is a highly strategic activity due to the increasing complexity of products and services offered and the globalization of the Organization’s business. Therefore, Bradesco is constantly enhancing its process.

The Organization’s decisions are based on factors that combine return on previously identified, measured and assessed risks, providing the conditions required to meet strategic goals while working to strengthen the Organization.

The Organization deals with risk management in an integrated manner, providing unique policies,

processes, criteria and methodology for risk control by means of a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors.

Detailed information on the risk management process, reference shareholders’ equity and required reference shareholders’ equity, as well as the Organization’s risk exposure, can be found in the Risk Management Report on the Investor Relations website, at www.bradesco.com.br/ri.

Capital Adequacy Ratio

In September 2011, Bradesco's Reference Shareholders' Equity amounted to R$68,806 million, versus a Required Reference Shareholders' Equity of R$51,393 million, resulting in a R$17,413 million capital margin. This figure was mostly impacted by the credit risk portion (PEPR), representing 92% of the risk-weighted assets, resulting from the expansion in credit operations.

The Capital Adequacy Ratio recorded in September 2011 was in line with the figure recorded in July 2011, which stood at 14.7%.

It is worth mentioning the eligibility of the Subordinated Financial Bills that were included under Tier II Capital in the third quarter of 2011, which amounted to R$5,239 million. This increase was partially offset by Circular Letter 3,515/10, issued by the Brazilian Central Bank, which as of July 2011, set forth an increase in capital requirements for loan and leasing operations contracted as of December 6, 2010, for loans with maturity higher than 24 months.

Calculation Basis	R$ million
	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09
Reference Shareholders' Equity	68,806	62,524	59,923	56,147	55,920	52,906	56,062	55,928
Level I	56,877	55,110	53,240	49,897	48,081	46,284	47,821	46,529
Shareholders' Equity	53,742	52,843	51,297	48,043	46,114	44,295	43,087	41,754
Mark-to-Market Adjustments	2,781	1,947	1,660	1,678	1,590	1,752	1,347	1,328
Additional Provision	-	-	-	-	-	-	3,005	3,003
Reduction of Deferred Assets	(260)	(279)	(291)	(296)	(306)	(441)	(434)	(354)
Minority/Other	613	599	574	472	683	678	816	798
Level II	12,063	7,544	6,809	6,373	8,079	6,856	8,469	9,623
Mark-to-Market Adjustments	(2,781)	(1,947)	(1,660)	(1,678)	(1,590)	(1,752)	(1,347)	(1,328)
Subordinated Debt	14,844	9,491	8,469	8,051	9,669	8,608	9,816	10,951
Deduction of Funding Instruments	(134)	(130)	(126)	(123)	(240)	(234)	(228)	(224)
Risk-weighted assets	467,206	426,007	398,443	380,844	356,103	332,430	334,107	313,719
Required Reference Shareholders' Equity (PRE)	51,393	46,861	43,829	41,892	39,171	36,567	36,752	34,509
Credit Risk	47,183	43,324	40,775	38,938	36,426	34,754	34,872	33,046
Operating Risk	2,810	2,690	2,690	2,574	2,574	1,678	1,678	1,133
Market Risk	1,400	847	364	380	171	135	202	330
Margin (Excess/ Reference Shareholders' Equity Insuficiency)	17,413	15,663	16,094	14,255	16,749	16,339	19,310	21,419
Leverage Margin	158,303	142,393	146,309	129,591	152,264	148,536	175,545	194,718
Capital Adequacy Ratio	14.7%	14.7%	15.0%	14.7%	15.7%	15.9%	16.8%	17.8%

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Independent Auditors' Report

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Independent Auditors’ Report

Limited assurance report from independent auditors on the supplementary accounting information

To The Board of Directors of

Banco Bradesco S.A.

Osasco - SP

Introduction

We were engaged to apply limited assurance procedures for the supplementary accounting information include the Economic and Financial Analysis Report of Banco Bradesco S.A. ("Bradesco") as of and for the three and nine month periods ended September 30, 2011. Management is responsible for the preparation and fair presentation of this supplementary accounting information. Our responsibility is to issue a Limited Assurance Report on such supplementary accounting information based on our review.

Scope, procedures applied and limitations

The limited assurance procedures were performed in accordance with standard NBC TO 3000 – Assurance Engagement Other than Audit and Review, issued by the Brazilian Federal Accounting Council (CFC – Conselho Federal de Contabilidade) and the ISAE 3000 - International Standard on Assurance Engagements issued by the International Auditing and Assurance Standards Board - IASB, both for assurance engagements other than audits or reviews of historical financial information.

The limited assurance procedures comprised: (a) the planning of the work, considering the relevance of the supplementary financial information and the internal controls systems that served as a basis for the preparation of the Economic and Financial Analysis Report of Bradesco, (b) the understanding of the calculation methodology and the consolidation of indicators through interviews with the management responsible for the preparation of the supplementary accounting information, and (c) the comparison of the financial and accounting indicators with the interim information disclosed at this date and.

The procedures that were applied do not constitute an audit or review in accordance with Brazilian and international auditing and review standards, as well as these procedures and the obtained evidence are more limited than for reasonable assurance procedures. Additionally, our report does not offer limited assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparation of the supplementary accounting information

The additional accounting information disclosed in the Economic and Financial Analysis Report as of and for the three and nine month periods ended September 30, 2011 was prepared by management of Bradesco, based on the consolidated financial information contained in the interim financial information and the criteria described in the Economic and Financial Analysis Report, in order to provide additional analysis, but without being part of the interim financial information  as of and for the three and nine month periods ended September 30, 2011.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the supplementary accounting information in the Economic and Financial Analysis Report as of and for the three and nine month periods ended September 30, 2011 is inconsistent, in all material respects, with regard to interim accounting information referred  to in the paragraph of criteria for the preparation of additional accounting information.

100	Report on Economic and Financial Analysis – September 2011

Independent Auditors’ Report

Limited assurance report from independent auditors on the supplementary accounting information

Other Information

Review of corresponding balance of prior periods.

The additional accounting information relating to the periods ended June 30, 2011 and March 31, 2011, which is presented herein by Management as additional information, for comparative purposes, were reviewed by us, and  we issued on it a Reasonable Assurance Report dated July 26, 2011 and a Limited Assurance Report  dated April 26, 2011, respectively, which did not include any modification.

The supplementary accounting information for the year ended December 31, 2010 and prior periods were reviewed by other independent auditors and they issued on it their report, dated January 28, 2011, which did not include any modification.

São Paulo, October 25, 2011

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP 014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP 212059/O-0

Bradesco	101

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

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Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the consolidated financial statements of Banco Bradesco S.A. for the quarter ended September 30, 2011, pursuant to the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

Throughout the third quarter, the lack of a rigorous fiscal policy in the developed countries shook the confidence of the markets, thus reducing the pace of global economic activity. This scenario has significantly impacted the financial markets and will likely postpone the normalization of monetary policies adopted by the world’s main central banks. Brazil, however, has room (limited in other economies) to implement policies which should maintain moderately-paced economic growth. By the same token, the significant advances in social areas and the expected investments in infrastructure in the coming years are regarded as opportunities for the country’s solid banking system.

The Bradesco Organization’s third-quarter highlights included:

•       on August 29, the Bank announced a 10% increase in monthly dividends per share as of October 2011, in compliance with the Monthly Remuneration System, from R$0.013219250 to R$0.014541175 for common shares, and from R$0.014541175 to R$0.015995293 for preferred shares; and

•       on September 8, Bradesco was once again included in the Dow Jones Sustainability Index, a select list prepared by the New York Stock Exchange comprising those companies with the best sustainable development practices.

In the first nine months of 2011, Bradesco recorded Net Income of R$8.302 billion, corresponding to earnings per share of R$2.17 and an annualized return on average shareholders’ equity (*) of 22.03%. The annualized return on average total assets stood at 1.63%, versus 1.70% in the same period last year.

Also in the first nine months, shareholders were allocated R$2.838 billion as Interest on Shareholders’ Equity and Dividends, R$1.104 billion of which paid in monthly and interim payments and R$1.734 billion recorded in provision.

Taxes and contributions (including social security) paid or provisioned between January and September 2011, totaled R$14.127 billion, of which R$6.042 billion corresponded to taxes withheld and collected from third parties and R$8.085 billion to taxes levied on the activities of the Bradesco Organization, equivalent to 97.39% of Net Income.

At the end of the third quarter, paid-in Capital Stock totaled R$30.100 billion. Together with Equity Reserves of R$23.642 billion, Shareholders’ Equity came to R$53.742 billion, 16.54% up on the same period last year and equivalent to a book value of R$14.08 per share.

Based on its stock price, Bradesco’s Market Capitalization came to R$96.682 billion on September 30, 2011, equivalent to 1.80 times Shareholders’ Equity.

Managed Shareholders’ Equity, which is represented by the Shareholders´ Equity plus the non-controlling interest in subsidiaries, stood at 7.53% of Consolidated Assets, which totaled R$722.289 billion, 18.04% more than in September 2010. Thus the Capital Adequacy Ratio came to 14.96% in the consolidated financial result and 14.73% in the consolidated economic and financial result, considerably higher than the 11% minimum established by National Monetary Council Resolution 2,099/94, in compliance with the Basel Committee. At the end of the quarter, the fixed asset ratio in relation to Consolidated Reference Assets, was 44.11% in the consolidated financial result and 16.74% in the consolidated economic and financial result, well within the 50% limit.

In accordance with Article 8 of Brazilian Central Bank Circular Letter 3,068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities”.

102	Report on Economic and Financial Analysis – September 2011

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Management Report

Total funding and assets under management on September 30, 2011 totaled R$973.194 billion, 16.07% higher than in the same period in 2010, broken down as follows:

•      R$396.122 billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings accounts, up 15.42% over the same period last year;

•      R$319.451 billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, up 12.86% on September 2010;

•      R$145.765 billion in the exchange portfolio, borrowings and onlendings, working capital, payment and collection of taxes and related charges, funds from security and subordinated debt issues in Brazil and other funding operations, 22.22% more than the same period last year;

•      R$97.099 billion in technical provisions for insurance, supplementary private pension plans and savings bonds, a 17.89% increase  over the same period in 2010; and

•      R$14.757 billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$7.958 billion.

At the end of the period, consolidated loan operations stood at R$332.335 billion, 21.96% higher than September 2010, broken down as follows:

•      R$6.185 billion in advances on exchange contracts, giving a total export financing portfolio of US$14.999 billion;

•      US$4.024 billion in import financing in foreign currency;

•      R$12.542 billion in leasing operations;

•      R$15.435 billion in rural lending;

•      R$80.949 billion in consumer financing, including R$10.504 billion in credit card receivables;

•      R$44.389 billion in sureties and guarantees; and

•      R$31.270 billion in operations involving the onlending of foreign and domestic funds, originating mainly from the Brazilian Development Bank (BNDES), one of the main onlending agents.

The Organization allocated R$11.400 billion to real estate financing in the first nine months for the construction and acquisition of private homes, corresponding to 57,004 properties.

Banco Bradesco BBI, the Bradesco Organization’s Investment Bank, advises customers on primary and secondary share offerings, mergers and acquisitions and the structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, mortgage-backed investment funds, receivables-backed investment funds (FIDCs) and bonds in Brazil and abroad, in addition to structured financing operations for companies and project finance. In the first nine months of 2011, Bradesco BBI carried out operations worth over R$83.215 billion.

On September 30, 2011, Grupo Bradesco de Seguros e Previdência, one of the leaders  in the  Insurance, Private Pension Plan and Savings Bond segments, recorded Net Income of R$2.341 billion and Shareholders’ Equity of R$12.581 billion. Net written insurance premiums, pension contributions and savings bond revenue was R$26.498 billion, 22.34% higher than in the same period in 2010.

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Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Management Report

The Organization’s customer service network is present, directly and indirectly, in 100% of Brazil’s municipalities, and several locations abroad. On September 30, 2011, it comprised 50,083 service points, with 33,217 terminals in the Bradesco Dia&Noite  (Day&Night) Network, of which 32,721 also operate on weekends and holidays; 12,379 terminals in the Banco24Horas  (24-Hour Bank) network and terminals shared by Bradesco, Banco do Brasil and Banco Santander, through which Bradesco customers can make withdrawals, transfers and payments, obtain statements, check balances and contract loans. In the payroll-deductible loan segment, the network had 1,157 Bradesco Promotora correspondent bank branches, and in the vehicle segment, 22,256 Bradesco Financiamento points of sale:

6,925    Branches, PABs (Banking Service Branches) and PAAs (Advanced Service Branches) in Brazil (Branches: Bradesco 3,921, Banco Bradesco Financiamentos 19, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1 and Banco Alvorada 1; PABs: 1,320; and PAAs: 1,660);

3          Overseas Branches, 1 in New York, and 2 in Grand Cayman;

8          Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Europa S.A. in Luxembourg, Bradesco Securities Inc. in New York, Bradesco Securities UK Limited in London, Bradesco Services Co. Ltd. in Tokyo, Bradesco Trade Services Limited in Hong Kong, Cidade Capital Markets Ltd., in Grand Cayman, and Ibi Services, Sociedad de Responsabilidad Limitada in Mexico);

6,233    Banco Postal Branches;

31,372  Bradesco Expresso service points;

1,589    PAEs – electronic service branches in companies; and

3,953    External terminals in the Bradesco Dia&Noite (Day&Night) ATM network and 10,815 terminals in the Banco24Horas  (24-Hour Bank) ATMs, and 2,040 terminals shared by Bradesco, Banco do Brasil and Banco Santander.

In accordance with CVM Rule 381/03, the Bradesco Organization did not contract nor was provided services by KPMG Auditores Independentes that were not related to the external audit, in an amount exceeding 5% of the total cost thereof. The Organization’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their clients’ interests.

The Bradesco Organization’s Human Resources strategy prioritizes the training and development of employees through heavy investments in training programs, aimed at fostering professional development, as well as improving service quality and efficiency. In the first nine months of 2011, 2,241 courses were administered to 1,533,952 employees. Benefits aimed at promoting the quality of life, well-being and security of its staff and their dependants covered 200,922 employees at the end of the period.

In the social area, the Organization concentrates its efforts on the educational and social work developed by Fundação Bradesco, which has 40 schools in all Brazilian states and the Federal District, with a special emphasis on socially and economically underprivileged regions. With a 2011 budget of R$307.994 million, Fundação Bradesco will provide free, high-quality educational services to more than 526 thousand people in the various segments in which it operates, 111,639 of whom are students enrolled in the following levels: basic education (kindergarten to high school), high-school technical education, youth and adult education, and preliminary and continuing qualification. A further 415 thousand will be enrolled in other on-site and distance courses through the Virtual School (its e-learning portal), the Digital Inclusion Centers (CIDs) and programs executed through partnerships with Educa+Ação. The more than 50 thousand basic education students receive meals, medical and dental assistance, uniforms and school supplies free of charge.

104	Report on Economic and Financial Analysis – September 2011

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Management Report

The Bradesco Sports and Education Program maintains 21 training and specialist centers in the city of Osasco, São Paulo, for teaching volleyball and basketball, located in the Sports Development Center of ADC Bradesco Sports and Education, Fundação Bradesco schools, public schools, private schools  and sports centers. Currently around 2 thousand girls, aged between 8 and 18 are taking part in the program, reinforcing Bradesco’s social commitment to representing a country that is increasingly open to valuing talent, effort and the full exercise of citizenship, combining health, sports and education.

In the third quarter, Bradesco received several important recognitions, as follows:

•       Elected by Consumidor Moderno magazine as the company that best relates to its customers in the Banking, Credit Card and Insurance categories;

•       Elected the company with the 4th Best Social and Environmental Responsibility Practices in the world and the only Brazilian company among the top 15, according to the “World’s Greenest Companies” ranking by Newsweek  magazine;

•       Recognized by the Association of Capital Market Analysts and Investment Professionals (Apimec), for its commitment to transparency, its relations with market analysts and investors and the excellent organization of its Apimec - SP meetings, for the 12th consecutive year;

•       Winner of the Best in Personnel Management Award among companies with more than 10 thousand employees, presented by Valor Carreira magazine in a survey by Aon Hewitt;

•       Included, also for the 12th consecutive year, in the list of 100 Best Companies to Work For in Brazil, according to an Época magazine survey, which was assessed by Great Place to Work, the world’s most important people management consulting firm. Bradesco was also considered the best financial institution to work for in the country by the 2011 edition of the Guia Você S/A Exame – Best Companies to Work For. This was the 13th time – and 12th consecutive time – that Bradesco was included in this list, which is based on a study by the Fundação Instituto de Administração (FIA), which ranks the companies following a survey of their own employees; and

•       Grupo Bradesco Seguros, the largest insurance conglomerate in Brazil was recognized by the 2011 edition of Exame  magazine’s Melhores   e Maiores yearbook and by IstoÉ Dinheiro magazine’s As Melhores da Dinheiro yearbook in the Insurance, Pension Plan and Health categories. It was also recognized as the top insurance company in Brazil for the 5th consecutive year by the 2011 edition of the Valor 1000 yearbook, led by Bradesco Saúde, considered the largest company in the health segment, Bradesco Vida e Previdência, ranked number one in the life and pension plan segment, and Bradesco Capitalização, considered the largest private company in savings bond segment.

The performance and results presented herein underline the success of the Organization’s strategy, rooted as always in the pursuit of the highest standards of quality and efficiency. In recognition of this success, we would like to thank our shareholders and customers for their support and trust and our employees and other partners for their dedicated work.

Cidade de Deus, October 25, 2011

Board of Directors
and Board of Executive Officers

(*) Excludes the mark-to-market effect of available-for-sale securities recorded under shareholders’ equity.

Bradesco	105

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Consolidated Balance Sheet – R$ thousand

Assets	2011		2010
	September	June	September
Current assets	523,934,140	495,155,119	439,258,659
Cash and cash equivalents (Note 6)	10,018,083	7,714,874	9,668,864
Interbank investments (Notes 3d and 7)	84,183,100	84,575,252	91,964,700
Investments in federal funds purchased and securities sold under agreements to repurchase	76,028,087	78,135,490	84,804,337
Interbank deposits	8,156,717	6,446,925	7,161,735
Allowance for losses	(1,704)	(7,163)	(1,372)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	194,946,379	179,004,354	145,670,193
Own portfolio	125,507,723	116,844,984	113,398,320
Subject to repurchase agreements	64,860,406	55,976,522	28,239,091
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,630,271	2,132,589	1,514,242
Compulsory deposits - Brazilian Central Bank	1,901	1,301,564	-
Underlying guarantee provided	1,887,281	1,681,830	2,478,528
Securities subject to unrestricted repurchase agreements	58,797	1,066,865	40,012
Interbank accounts	70,741,214	66,167,257	50,042,573
Unsettled payments and receipts	976,599	942,100	854,993
Restricted credits (Note 9):
- Compulsory deposits - Brazilian Central Bank	69,707,946	65,162,438	49,098,395
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	1,763	3,768	8,877
Correspondent banks	54,328	58,373	79,730
Interdepartmental accounts	688,693	351,747	250,671
Internal transfer of funds	688,693	351,747	250,671
Loan operations (Notes 3g, 10 and 32b)	109,423,126	105,362,190	89,244,676
Loan operations:
- Public sector	959,838	652,559	572,768
- Private sector	119,643,000	114,789,148	97,736,983
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(11,179,712)	(10,079,517)	(9,065,075)
Leasing operations (Notes 2, 3g, 10 and 32b)	5,840,364	6,286,286	7,316,025
Leasing receivables:
- Public sector	6,810	7,915	9,552
- Private sector	11,146,582	11,990,230	13,734,816
Unearned income from leasing	(4,675,714)	(5,052,005)	(5,665,988)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(637,314)	(659,854)	(762,355)
Other receivables	46,523,599	44,134,183	43,632,560
Receivables on sureties and guarantees honored (Note 10a-3)	8,944	2,221	19,414
Foreign exchange portfolio (Note 11a)	13,999,732	13,929,604	18,698,657
Receivables	608,478	577,556	431,066
Securities trading	1,861,361	775,579	743,896
Specific loans	2,226	2,241	1,784
Insurance premiums receivable	2,347,850	2,288,886	1,988,506
Sundry (Note 11b)	28,321,699	27,206,452	22,478,622
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(626,691)	(648,356)	(729,385)
Other assets (Note 12)	1,569,582	1,558,976	1,468,397
Other assets	676,040	651,886	734,558
Provision for losses	(221,693)	(226,188)	(259,446)
Prepaid expenses (Notes 3i and 12b)	1,115,235	1,133,278	993,285
Long-term receivables	186,303,873	182,415,829	161,921,443
Interbank investments (Notes 3d and 7)	1,779,775	1,571,961	602,382
Interbank investments	1,779,775	1,571,961	602,382

106	Report on Economic and Financial Analysis – September 2011

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Consolidated Balance Sheet – R$ thousand

Assets	2011		2010
	September	June	September
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	49,675,235	52,420,217	50,411,016
Own portfolio	28,992,647	31,487,514	23,086,367
Subject to repurchase agreements	19,836,301	20,213,275	25,649,149
Derivative financial instruments (Notes 3f, 8e II and 32b)	173,735	126,483	849,641
Privatization currencies	82,397	84,482	88,607
Underlying guarantees provided	590,155	508,463	737,252
Interbank accounts	521,249	513,597	487,621
Restricted credits (Note 9):
- SFH – National Housing System	521,249	513,597	487,621
Loan operations (Notes 3g, 10 and 32b)	102,441,369	97,325,583	79,476,888
Loan operations:
- Public sector	440,743	421,086	372,026
- Private sector	108,226,547	102,279,805	83,766,306
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,225,921)	(5,375,308)	(4,661,444)
Leasing operations (Notes 2, 3g, 10 and 32b)	5,645,598	6,173,084	8,770,842
Leasing receivables:
- Public sector	-	1,213	5,955
- Private sector	11,625,666	12,699,616	17,209,393
Unearned income from leasing	(5,561,638)	(5,927,391)	(7,649,996)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(418,430)	(600,354)	(794,510)
Other receivables	25,470,895	23,875,332	21,809,647
Receivables	27,085	27,492	11,747
Securities trading	333,316	331,265	92,087
Sundry (Note 11b)	25,113,336	23,517,811	21,711,784
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(2,842)	(1,236)	(5,971)
Other assets (Note 12)	769,752	536,055	363,047
Other assets	565	565	565
Prepaid expenses (Notes 3i and 12b)	769,187	535,490	362,482
Permanent assets	12,051,355	11,736,065	10,723,324
Investments (Notes 3j, 13 and 32b)	1,721,028	1,698,969	1,615,858
Interest in unconsolidated companies:
- Local	1,192,374	1,165,547	1,134,092
Other investments	791,664	796,546	764,166
Allowance for losses	(263,010)	(263,124)	(282,400)
Premises and equipment (Notes 3k and 14)	3,811,582	3,656,011	3,395,799
Premises	1,179,256	1,136,336	964,669
Other assets	7,927,748	7,800,510	7,310,430
Accumulated depreciation	(5,295,422)	(5,280,835)	(4,879,300)
Leased assets (Note 14)	1,058	1,857	5,251
Leased assets	8,946	11,783	13,943
Accumulated depreciation	(7,888)	(9,926)	(8,692)
Intangible assets (Notes 3l and 15)	6,517,687	6,379,228	5,706,416
Intangible assets	11,932,227	11,433,948	9,850,064
Accumulated amortization	(5,414,540)	(5,054,720)	(4,143,648)
Total	722,289,368	689,307,013	611,903,426

The Notes are an integral part of the Financial Statements.

Bradesco	107

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Consolidated Balance Sheet – R$ thousand

Liabilities	2011		2010
	September	June	September
Current liabilities	433,890,594	417,659,158	374,192,118
Deposits (Notes 3n and 16a)	139,898,063	134,653,507	112,317,737
Demand deposits	31,861,863	33,007,178	33,903,803
Savings deposits	56,583,682	54,810,856	50,113,236
Interbank deposits	367,653	324,862	423,821
Time deposits (Notes 16a and 32b)	51,084,865	46,481,304	26,875,252
Other deposits	-	29,307	1,001,625
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	135,493,085	131,111,286	124,319,519
Own portfolio	95,349,584	89,572,204	64,137,854
Third-party portfolio	36,250,448	34,995,792	56,143,200
Unrestricted portfolio	3,893,053	6,543,290	4,038,465
Funds from issuance of securities (Notes 16c and 32b)	9,942,359	8,396,679	4,637,783
Mortgage and real estate notes, letters of credit and others	9,403,322	7,998,513	3,357,520
Debentures (Note 16c-1)	-	-	761,813
Securities issued abroad	539,037	398,166	518,450
Interbank accounts	479,448	370,193	274,014
Correspondent banks	479,448	370,193	274,014
Interdepartmental accounts	2,494,774	2,666,561	2,177,249
Third-party funds in transit	2,494,774	2,666,561	2,177,249
Borrowing (Notes 17a and 32b)	11,724,375	10,385,661	8,007,930
Borrowing abroad	11,724,375	10,385,661	8,007,930
Local onlending - official institutions (Notes 17b and 32b)	11,709,671	10,406,049	8,135,280
National treasury	67,642	17,087	24,193
Brazilian Development Bank (BNDES)	5,011,301	4,115,691	2,709,344
Caixa Econômica Federal – Federal savings bank (CEF)	17,529	16,917	18,607
Fund for financing the acquisition of industrial machinery and equipment (Finame)	6,613,199	6,256,354	5,383,136
Foreign onlending (Notes 17b and 32b)	64,292	28,194	465,851
Foreign onlending	64,292	28,194	465,851
Derivative financial instruments (Notes 3f, 8e II and 32b)	1,581,784	1,056,517	1,720,698
Derivative financial instruments	1,581,784	1,056,517	1,720,698
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	75,871,532	73,089,533	62,974,262
Other liabilities	44,631,211	45,494,978	49,161,795
Collection of taxes and other contributions	3,021,262	3,147,130	2,628,609
Foreign exchange portfolio (Note 11a)	7,091,181	7,907,699	13,696,626
Social and statutory	1,920,747	1,706,462	1,601,389
Tax and social security (Note 20a)	5,193,410	5,582,901	3,696,247
Securities trading	2,532,060	1,055,059	1,140,008
Financial and development funds	323	314	190
Subordinated debts (Notes 19 and 32b)	3,081,126	5,561,632	7,681,324
Sundry (Note 20b)	21,791,102	20,533,781	18,717,402
Long-term liabilities	233,420,961	217,700,996	190,602,291
Deposits (Notes 3n and 16a)	84,765,897	78,907,404	73,876,521
Interbank deposits	2,269	3,645	21,500
Time deposits (Notes 16a and 32b)	84,763,628	78,903,759	73,855,021
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	35,964,490	33,093,209	32,689,218
Own portfolio	35,948,008	33,077,199	32,689,218
Unrestricted portfolio	16,482	16,010	-

108	Report on Economic and Financial Analysis – September 2011

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Consolidated Balance Sheet – R$ thousand

Liabilities	2011		2010
	September	June	September
Funds from issuance of securities (Notes 16c and 32b)	22,936,291	20,646,883	9,111,601
Mortgage and real estate notes, letters of credit and others	15,323,987	14,107,106	4,080,381
Securities issued abroad	7,612,304	6,539,777	5,031,220
Borrowing (Notes 17a and 32b)	1,515,502	894,805	1,122,385
Borrowing abroad	1,515,502	894,805	1,122,385
Local onlending - official institutions (Notes 17b and 32b)	24,043,635	23,492,920	20,266,544
BNDES	8,467,336	8,794,621	8,775,125
CEF	53,622	55,845	68,852
Finame	15,522,046	14,641,827	11,421,940
Other institutions	631	627	627
Derivative financial instruments (Notes 3f, 8e II and 32b)	142,661	164,815	157,306
Derivative financial instruments	142,661	164,815	157,306
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	21,227,239	20,848,770	19,388,518
Other liabilities	42,825,246	39,652,190	33,990,198
Tax and social security (Note 20a)	14,970,770	16,822,804	12,487,376
Subordinated debts (Notes 19 and 32b)	23,099,334	19,002,079	18,015,919
Sundry (Note 20b)	4,755,142	3,827,307	3,486,903
Deferred income	622,272	505,228	312,056
Deferred income	622,272	505,228	312,056
Non-controlling interest in subsidiaries (Note 22)	613,440	598,863	683,298
Shareholders' equity (Note 23)	53,742,101	52,842,768	46,113,663
Capital:
- Domiciled in Brazil	29,696,304	29,696,713	27,886,726
- Domiciled abroad	403,696	403,287	613,274
Capital reserves	11,441	11,441	62,614
Profit reserves	24,908,925	23,055,876	17,455,598
Asset valuation adjustments	(1,095,156)	(261,458)	95,451
Treasury shares (Notes 23d and 32b)	(183,109)	(63,091)	-
Shareholders’ equity managed by the Parent Company	54,355,541	53,441,631	46,796,961
Total	722,289,368	689,307,013	611,903,426

The Notes are an integral part of the Financial Statements.

Bradesco	109

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Consolidated Statement of Income – R$ thousand

	2011			2010
	3rd Quarter	2nd Quarter	September YTD	September YTD
Revenues from financial intermediation	25,326,959	21,210,823	67,457,397	50,602,439
Loan operations (Note 10j)	12,253,075	11,292,920	34,047,731	27,302,328
Leasing operations (Note 10j)	311,581	442,024	1,199,608	1,737,409
Operations with securities (Note 8h)	8,501,704	5,783,594	19,630,435	11,935,455
Financial income from insurance, private pension plans and savings bonds (Note 8h)	2,386,598	2,234,135	7,346,667	6,561,260
Derivative financial instruments (Note 8h)	(640,820)	(199,952)	(468,783)	679,037
Foreign exchange operations (Note 11a)	784,613	142,010	1,056,034	409,820
Compulsory deposits (Note 9b)	1,710,064	1,495,415	4,581,711	1,899,273
Sale or transfer of financial assets	20,144	20,677	63,994	77,857

Financial intermediation expenses	20,539,720	13,320,695	47,184,073	31,351,244
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	11,126,389	9,678,290	29,905,506	19,472,505
Monetary restatement for inflation and interest on technical provisions for insurance, private pension plans and savings bonds (Note 16e)	1,582,155	1,382,278	4,667,434	4,329,305
Borrowing and onlending (Note 17c)	3,924,434	(425,989)	3,483,085	806,935
Leasing operations (Note 10j)	808	980	2,933	4,536
Allowance for loan losses (Notes 3g, 10g and 10h)	3,905,934	2,685,136	9,125,115	6,737,963

Gross income from financial intermediation	4,787,239	7,890,128	20,273,324	19,251,195

Other operating income (expenses)	(2,447,792)	(3,285,543)	(9,200,290)	(8,625,120)
Fee and commission income (Note 24)	3,772,299	3,624,036	10,815,721	9,632,121
Other fee and commission income	2,889,493	2,818,443	8,377,029	7,642,758
Revenues from banking fees	882,806	805,593	2,438,692	1,989,363
Insurance, private pension plans and savings bonds retained premiums (Notes 3o and 21d)	8,953,967	9,564,654	26,305,969	21,477,460
Net premiums written	9,025,255	9,628,024	26,497,919	21,659,623
Reinsurance premiums	(71,288)	(63,370)	(191,950)	(182,163)
Variation of technical provisions for insurance, private pension plans and savings bonds (Note 3o)	(3,996,907)	(4,921,669)	(12,242,315)	(9,632,587)
Retained claims (Note 3o)	(2,874,895)	(2,737,051)	(8,317,284)	(7,062,879)
Savings bonds drawings and redemptions (Note 3o)	(735,506)	(641,642)	(1,926,422)	(1,543,421)
Insurance, private pension plans and savings bonds selling expenses (Note 3o)	(482,648)	(476,969)	(1,383,748)	(1,165,518)
Personnel expenses (Note 25)	(3,378,538)	(2,604,610)	(8,419,094)	(6,769,294)
Other administrative expenses (Note 26)	(3,314,342)	(3,092,268)	(9,443,921)	(8,035,409)
Tax expenses (Note 27)	(695,318)	(1,028,183)	(2,618,659)	(2,307,978)
Equity in the earnings of unconsolidated companies (Note 13b)	40,667	15,877	90,732	66,689
Other operating income (Note 28)	2,902,150	3,673,486	7,261,592	1,901,051
Other operating expenses (Note 29)	(2,638,721)	(4,661,204)	(9,322,861)	(5,185,355)
Operating income	2,339,447	4,604,585	11,073,034	10,626,075
Non-operating income (Note 30)	9,791	(74,020)	(119,751)	(240,392)
Income before income taxes and social contribution and non-controlling interest	2,349,238	4,530,565	10,953,283	10,385,683
Income taxes and social contribution (Notes 34a and 34b)	481,648	(1,721,140)	(2,537,269)	(3,252,052)
Non-controlling interest in subsidiaries	(15,731)	(24,036)	(113,431)	(98,703)
Net income	2,815,155	2,785,389	8,302,583	7,034,928

The Notes are an integral part of the Financial Statements.

110	Report on Economic and Financial Analysis – September 2011

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Statement of Changes in Shareholders' Equity – R$ thousand

	Events	Paid-in capital		Capital reserves		Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings	Total
		Capital stock	Unrealized capital	Goodwill from share subscription	Other	Legal	Statutory	Bradesco	Subsidiaries
	Balances on December 31, 2009	26,500,000	-	56,465	6,149	2,254,302	12,768,368	7,921	349,420	(188,874)	-	41,753,751
	Capital increase through reserves	2,000,000	-	-	-	-	(2,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(4,740)	-	(4,740)
	Cancellation of treasury shares	-	-	-	-	-	(193,614)	-	-	193,614	-	-
	Asset valuation adjustments	-	-	-	-	-	-	72,127	(334,017)	-	-	(261,890)
	Net income	-	-	-	-	-	-	-	-	-	7,034,928	7,034,928
Allocations:	- Reserves	-	-	-	-	351,746	4,274,796	-	-	-	(4,626,542)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	-	-	(1,975,947)	(1,975,947)
	- Dividends paid	-	-	-	-	-	-	-	-	-	(432,439)	(432,439)
	Balances on September 30, 2010	28,500,000	-	56,465	6,149	2,606,048	14,849,550	80,048	15,403	-	-	46,113,663

	Balances on June 30, 2011	30,100,000	-	11,441	-	2,992,370	20,063,506	147,898	(409,356)	(63,091)	-	52,842,768
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(120,018)	-	(120,018)
	Asset valuation adjustments	-	-	-	-	-	-	(353,401)	(480,297)	-	-	(833,698)
	Net income	-	-	-	-	-	-	-	-	-	2,815,155	2,815,155
Allocations:	- Reserves	-	-	-	-	140,758	1,712,291	-	-	-	(1,853,049)	-
	- Interest on shareholders’ equity provisioned	-	-	-	-	-	-	-	-	-	(797,710)	(797,710)
	- Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	-	(164,396)	(164,396)
	Balances on September 30, 2011	30,100,000	-	11,441	-	3,133,128	21,775,797	(205,503)	(889,653)	(183,109)	-	53,742,101

	Balances on December 31, 2010	30,000,000	(1,500,000)	56,465	6,149	2,755,385	16,726,601	172,294	(163,995)	(10,049)	-	48,042,850
	Capital increase through reserves	100,000	-	(56,465)	(6,149)	(37,386)	-	-	-	-	-	-
	Capital increase through share subscription	-	1,500,000	-	-	-	-	-	-	-	-	1,500,000
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(173,060)	-	(173,060)
	Goodwill from share subscription	-	-	11,441	-	-	-	-	-	-	-	11,441
	Asset valuation adjustments	-	-	-	-	-	-	(377,797)	(725,658)	-	-	(1,103,455)
	Net income	-	-	-	-	-	-	-	-	-	8,302,583	8,302,583
Allocations:	- Reserves	-	-	-	-	415,129	5,049,196	-	-	-	(5,464,325)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	-	-	(2,358,063)	(2,358,063)
	- Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	-	(480,195)	(480,195)
	Balances on September 30, 2011	30,100,000	-	11,441	-	3,133,128	21,775,797	(205,503)	(889,653)	(183,109)	-	53,742,101

The Notes are an integral part of the Financial Statements.

Bradesco	111

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Value Added Statement – R$ thousand

Description	2011						2010
	3rd Quarter	%	2nd Quarter	%	September	%	September	%
1 – Income	26,579,290	402.9	22,121,626	265.7	70,120,905	311.8	52,654,737	264.6
1.1) Financial intermediation	25,326,959	383.9	21,210,823	254.7	67,457,397	300.0	50,602,439	254.3
1.2) Fee and commission	3,772,299	57.2	3,624,036	43.5	10,815,721	48.1	9,632,121	48.4
1.3) Allowance for loan losses	(3,905,934)	(59.2)	(2,685,136)	(32.2)	(9,125,115)	(40.6)	(6,737,963)	(33.9)
1.4) Other	1,385,966	21.0	(28,097)	(0.3)	972,902	4.3	(841,860)	(4.2)
2 – Financial intermediation expenses	(16,633,786)	(252.2)	(10,635,559)	(127.7)	(38,058,958)	(169.2)	(24,613,281)	(123.7)
3 – Inputs acquired from third-parties	(2,779,466)	(42.0)	(2,582,872)	(31.1)	(7,881,951)	(35.1)	(6,634,454)	(33.3)
Materials, water, electricity and gas	(158,407)	(2.4)	(151,525)	(1.8)	(449,510)	(2.0)	(359,584)	(1.8)
Third-party services	(935,873)	(14.2)	(873,845)	(10.5)	(2,649,019)	(11.8)	(2,245,637)	(11.3)
Communication	(408,006)	(6.2)	(391,434)	(4.7)	(1,176,619)	(5.2)	(1,031,241)	(5.2)
Financial system services	(134,908)	(2.0)	(121,195)	(1.5)	(364,733)	(1.6)	(267,177)	(1.3)
Advertising and marketing	(211,114)	(3.2)	(193,502)	(2.3)	(607,001)	(2.7)	(519,535)	(2.6)
Transportation	(201,415)	(3.1)	(179,878)	(2.2)	(560,319)	(2.5)	(466,522)	(2.3)
Data processing	(246,831)	(3.7)	(219,023)	(2.6)	(691,211)	(3.1)	(614,280)	(3.1)
Maintenance and repairs	(138,614)	(2.1)	(138,665)	(1.7)	(400,039)	(1.8)	(330,538)	(1.7)
Security and surveillance	(83,585)	(1.3)	(79,855)	(1.0)	(239,520)	(1.1)	(202,916)	(1.0)
Travel	(41,870)	(0.6)	(35,660)	(0.4)	(112,751)	(0.5)	(89,452)	(0.4)
Other	(218,843)	(3.2)	(198,290)	(2.4)	(631,229)	(2.8)	(507,572)	(2.6)
4 – Gross value added (1-2-3)	7,166,038	108.7	8,903,195	106.9	24,179,996	107.5	21,407,002	107.6
5 – Depreciation and amortization	(610,225)	(9.3)	(590,741)	(7.1)	(1,781,210)	(7.9)	(1,576,906)	(7.9)
6 – Net value added produced by the Entity (4-5)	6,555,813	99.4	8,312,454	99.8	22,398,786	99.6	19,830,096	99.7
7 – Value added received through transfer	40,667	0.6	15,877	0.2	90,732	0.4	66,689	0.3
Equity in earnings of unconsolidated companies	40,667	0.6	15,877	0.2	90,732	0.4	66,689	0.3
8 – Value added to distribute (6+7)	6,596,480	100.0	8,328,331	100.0	22,489,518	100.0	19,896,785	100.0
9 – Value added distributed	6,596,480	100.0	8,328,331	100.0	22,489,518	100.0	19,896,785	100.0
9.1) Personnel	2,999,154	45.5	2,263,469	27.3	7,370,834	32.8	5,853,872	29.4
Salaries	1,326,467	20.1	1,191,228	14.3	3,668,231	16.3	3,183,343	16.0
Benefits	579,508	8.8	510,524	6.1	1,585,476	7.0	1,331,984	6.7
FGTS (Government Severance Indemnity Fund for Employees)	112,775	1.7	110,365	1.3	329,407	1.5	286,538	1.4
Other	980,404	14.9	451,352	5.6	1,787,720	8.0	1,052,007	5.3
9.2) Taxes, fees and contributions	593,054	9.0	3,090,464	37.1	6,204,188	27.6	6,475,452	32.5
Federal	478,275	7.3	2,979,583	35.8	5,862,448	26.1	6,162,456	31.0
State	1,865	-	994	-	3,974	-	5,076	-
Municipal	112,914	1.7	109,887	1.3	337,766	1.5	307,920	1.5
9.3) Value distributed to providers of capital	173,386	2.6	164,973	1.9	498,482	2.2	433,830	2.2
Rentals	170,386	2.6	162,280	1.9	489,756	2.2	419,420	2.1
Asset leasing	3,000	-	2,693	-	8,726	-	14,410	0.1
9.4) Value distributed to shareholders	2,830,886	42.9	2,809,425	33.7	8,416,014	37.4	7,133,631	35.9
Interest on shareholders’ equity	797,710	12.1	793,355	9.5	2,358,063	10.5	1,975,947	9.9
Dividends	164,396	2.5	159,164	1.9	480,195	2.1	432,439	2.2
Retained earnings	1,853,049	28.1	1,832,870	22.0	5,464,325	24.3	4,626,542	23.3
Non-controlling interest in retained earnings	15,731	0.2	24,036	0.3	113,431	0.5	98,703	0.5

The Notes are an integral part of the Financial Statements.

112	Report on Economic and Financial Analysis – September 2011

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Consolidated Statement of Cash Flows – R$ thousand

	2011			2010
	3rd Quarter	2nd Quarter	September	September
Cash flow from operating activities:
Net income before income tax and social contribution and non-controlling interest	2,349,238	4,530,565	10,953,283	10,385,683
Adjustments to net income before taxes and non-controlling interest	5,521,706	8,807,289	20,103,456	15,382,813
Allowance for loan losses	3,905,934	2,685,136	9,125,115	6,737,963
Depreciation and amortization	610,225	590,741	1,781,210	1,576,906
Losses from/provisions for asset impairment	146,914	1,377	152,881	521
Expenses with civil, labor and tax provisions	(585,092)	4,055,468	4,320,572	2,585,980
Expenses for principal and interest from technical provisions for insurance, private pension plans and savings bonds	1,582,155	1,382,278	4,667,434	4,329,305
Equity in the earnings (losses) of unconsolidated companies	(40,667)	(15,877)	(90,732)	(66,689)
(Gain)/loss on sale of investments	(55,999)	-	(55,999)	(25,785)
(Gain)/loss on sale of fixed assets	1,406	1,818	4,190	8,306
(Gain)/loss on sale of foreclosed assets	51,918	66,314	179,605	189,170
Other	(95,088)	40,034	19,180	47,136
Adjusted net income before taxes and non-controlling interest	7,870,944	13,337,854	31,056,739	25,768,496
(Increase) in interbank investments	(14,279,607)	(1,480,524)	(13,138,115)	(720,371)
(Increase) in securities and derivative financial instruments	(27,103,427)	(12,602,148)	(37,117,025)	(25,080,039)
(Increase)/decrease in interbank and interdepartmental accounts	(435,579)	133,706	(1,929,324)	(1,381,774)
(Increase) in loan and leasing operations	(12,080,021)	(11,533,592)	(34,577,257)	(34,271,495)
(Increase)/decrease in insurance premiums receivable	(58,964)	(110,368)	(430,788)	279,085
Increase in technical provisions for insurance, private pension plans and savings bonds	1,578,313	2,576,490	5,254,246	2,461,554
Increase/(decrease) in deferred income	117,044	58,106	261,917	(8,569)
(Increase) in other receivables and other assets	(3,509,918)	(3,078,311)	(12,063,767)	(11,864,389)
(Increase)/decrease in reserve requirements in the Brazilian Central Bank	(4,545,508)	514,778	(4,510,927)	(31,174,766)
Increase in deposits	11,103,049	9,738,472	31,463,361	15,121,174
Increase/(decrease) in federal funds purchased and securities sold under agreements to repurchase	7,253,080	(14,784,286)	(39,585)	43,735,691
Increase in funds from issuance of securities	3,835,088	7,342,563	15,204,699	6,266,800
Increase in borrowings and onlending	3,849,846	3,706,991	10,861,250	10,670,254
Increase/(decrease) in other liabilities	2,201,181	(3,767,788)	6,565,696	12,060,700
Income tax and social contribution paid	(1,391,377)	(1,293,025)	(4,858,173)	(2,481,691)
Net cash provided by/(used in) operating activities	(25,595,856)	(11,241,082)	(7,997,053)	9,380,660
Cash flow from investment activities:
(Purchases)/proceed from available-for-sale securities	14,388,515	(2,340,799)	7,606,152	(20,587,737)
(Purchases of) held-to-maturity securities	(668,913)	(423,397)	(1,557,592)	(2,709,411)
Proceeds from sale of foreclosed assets	56,053	63,009	160,916	276,682
Divestments	5,242	1,029	7,836	19,902
Proceeds from the sale of premises and equipment and operating leased assets	7,662	-	16,060	252,480
Acquisition of foreclosed assets	(171,831)	(162,157)	(461,296)	(651,326)
Acquisition of investments	(2,371)	(10,515)	(132,620)	(66,722)
Acquisition of premises and equipment and operating leased assets	(438,464)	(253,639)	(878,261)	(759,338)
Acquisition of intangible assets	(474,350)	(227,582)	(1,105,271)	(1,305,722)
Dividends and interest on shareholders' equity received	15,891	36,415	65,656	35,145
Net cash provided by/(used in) investing activities	12,717,434	(3,317,636)	3,721,580	(25,496,047)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	1,616,749	155,562	(134,486)	2,593,266
Capital increase in cash and goodwill in share subscription	-	-	1,511,441	-
Dividends and interest on shareholders’ equity paid	(783,351)	(159,164)	(3,083,649)	(2,487,347)
Non-controlling interest	(1,154)	849	28,473	(213,080)
Acquisition of own shares	(120,018)	-	(173,060)	(4,740)
Net cash provided by/(used in) financing activities	712,226	(2,753)	(1,851,281)	(111,901)
Net increase/(decrease) in cash and cash equivalents	(12,166,196)	(14,561,471)	(6,126,754)	(16,227,288)
Cash and cash equivalents – at the beginning of the period	42,279,824	56,841,295	36,240,382	82,720,913
Cash and cash equivalents – at the end of the period	30,113,628	42,279,824	30,113,628	66,493,625
Net increase/(decrease) in cash and cash equivalents	(12,166,196)	(14,561,471)	(6,126,754)	(16,227,288)

The Notes are an integral part of the Financial Statements.

Bradesco	113

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

We present below the Notes to the Consolidated Financial Statements of Bradesco, subdivided as follows:

114	Report on Economic and Financial Analysis – September 2011

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company that, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, insurance, private pension plans and savings bonds. Operations are conducted within the context of the Bradesco Organization companies, working in an integrated manner in the market.

2)      PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches, direct and indirect subsidiaries and jointly-controlled investments, in Brazil and abroad, including SPEs (Special Purpose Entities). They were prepared based on accounting practices determined by Laws 4,595/64 (Brazilian Financial System Law) and 6,404/76 (Brazilian Corporation Law), with the amendments introduced by Laws 11,638/07 and 11,941/09 related to the accounting of operations, as well as the rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), when applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS), and consider the financial statements of leasing companies based on the finance lease accounting method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance.

In the preparation of our consolidated financial statements, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity due to the non-controlling shareholders were accounted for in a separate line item. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the interest in the capital stock of each investee. Goodwill determined on acquisition of investments in subsidiaries and jointly-controlled companies is presented under investments and intangible assets (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income statement account together with changes in the value of derivative financial instruments and loan and onlending operations, in order to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as: the calculation of estimated losses from loan operations; estimates of the fair value of certain financial instruments; civil, tax and labor provisions; losses from impairment of securities classified as available-for-sale and held-to-maturity and non-financial assets; other provisions; the calculation of technical provisions for insurance, private pension plans and savings bonds; and the determination of the useful life of specific assets. Actual results could differ from those established by these estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on October 25, 2011.

Bradesco	115

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Notes to the Consolidated Financial Statements

We present below the main direct and indirect investees included in the Consolidated Financial Statements:

	Activity	Total ownership
		2011		2010
		September 30	June 30	September 30
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.95%	99.95%	99.95%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Ibi S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (1) (2)	Services	28.65%	28.65%	28.65%
Financial Area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (3)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Nassau Branch (5)	Banking	-	-	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Private Pension Plans and Savings Bonds Area
Atlântica Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A.	Insurance/dental health	43.50%	43.50%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private pension plans/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other activities
Andorra Holdings S.A. (4)	Holding	100.00%	100.00%	54.01%
Bradseg Participações Ltda.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)   Company proportionally consolidated, pursuant to CMN Resolution 2,723/00 and CVM Rule 247/96;

(2)   The special purpose entity Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);

(3)   The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);

(4)   Increase of interest by share acquisition in December 2010; and

(5)   Activities discontinued in January 2011 and operations were transferred to Banco Bradesco S.A. Grand Cayman Branch.

116	Report on Economic and Financial Analysis – September 2011

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

3)      SIGNIFICANT ACCOUNTING POLICIES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Reais, which is Bradesco’s functional currency. Operations of foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and therefore, assets, liabilities and results are adjusted to comply with accounting practices adopted in Brazil and translated into Reais using the exchange rate of the applicable currency. Gains and losses arising from this translation process are reallocated in the period’s income to the item “Derivative Financial Instruments” and “Borrowing and Onlending Operations”.

b)   Determination of net income

Net income is determined on the accrual basis of accounting, which establishes that income and expenses should be included in the determination of net income in the period to which they relate, always simultaneously when they are correlated, regardless of receipt or payment.

Transactions with fixed rates are recorded at their redemption value and unearned income and unexpired expenses are recorded as a deduction from the corresponding assets and liabilities. Financial income and expenses are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to foreign transactions which are calculated based on the straight-line method.

Floating rate or foreign-currency-indexed transactions are updated to the balance sheet date.

Insurance and coinsurance premiums accepted, net of premiums assigned in coinsurance and reinsurance, as well as corresponding commissions, are appropriated to income over the period of corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis, during the risk coverage period, by means of accrual and reversal of unearned premiums reserve and deferred selling expenses. Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and reinsurance companies, respectively.

Supplementary pension plan contributions and life insurance premiums with a survival clause are recognized in income as they are received.

Revenue from savings bonds is recorded when effectively received, except for pre-printed bonds of fixed amount and lump-sum payment, which are recorded at the time of issue. The expenses for placement of bonds, classified as “Selling Expenses,” are recognized as they are incurred. Brokerage expenses are recorded when the respective savings bond contributions are effectively received. Redemptions and drawings are recorded simultaneously to the accounting for the corresponding revenues.

Expenses with technical provisions for private pension plans and savings bonds are recorded when their corresponding revenues are recognized.

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Notes to the Consolidated Financial Statements

c)   Cash and cash equivalents

Cash and cash equivalents are represented by: cash in domestic and foreign currency, investments in gold, open market investments and interest-earning deposits in other banks, with maturity at inception date of 90 days or less and present an insignificant risk of change in fair value, used by Bradesco to manage its short-term commitments.

d)   Interbank investments

Purchase and sale commitments with unrestricted movement agreements are recorded at market value. Other investments are recorded at acquisition cost, plus income earned up to the balance sheet date, net of loss accrual, when applicable.

e)   Securities – Classification:

·       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at the acquisition cost, plus income earned and adjusted to market value through income for the period;

·       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at their acquisition cost, plus income earned, which is recorded to income for the period and adjusted to market value through shareholders' equity, net of tax effects, which will be only recognized to income when effectively realized; and

·       Held-to-maturity securities – securities for which there is intention and financial capacity to hold in the portfolio up to maturity. They are recorded at acquisition cost, plus earnings recognized through income for the period.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments, are stated at their estimated fair value in the consolidated balance sheet. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

f)    Derivative financial instruments (assets and liabilities)

Classified based on Management’s intended use thereof on the date of entering into the operation and whether it was carried out for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customers’ requests for the management of their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

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Notes to the Consolidated Financial Statements

Derivative financial instruments used to mitigate risks deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according to their nature as:

·       Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

·       Cash flow hedge: the effective valuation or devaluation of financial instruments classified in this category is recorded, net of tax effects, in a specific account in shareholders’ equity. The non-effective portion of the respective hedge is directly recognized in the income statement.

g)   Loan and leasing operations, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loan and leasing operations, advances on foreign exchange contracts and other receivables with credit characteristics are classified in their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682/99, at nine levels of risk from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment risk. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682/99 is also taken into account for client risk rating purposes as follows:

Past-due period (1)	Client rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)   For operations with unexpired term of over 36 months, the past-due periods are doubled, as allowed by CMN Resolution 2,682/99.

Interest and updates for inflation on past-due operations are recognized only up to the 59th day they are past due. From the 60th day, they are recorded to deferred income.

H-rated past-due operations remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated operations are maintained, at least, at the same classification as their prior rating. Renegotiations already charged-off against the allowance and which were recorded in memorandum accounts are rated as “H” level and any possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant payment on the operation or when new material facts justify a change in risk level, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated at an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, together with assessments carried out by the Management, in the determination of credit risk.

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Notes to the Consolidated Financial Statements

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax difference in leasing depreciation and mark-to-market adjustments of securities is recorded in “Other Liabilities – Tax and Social Security”. Only income tax applies to the tax difference in leasing depreciation.

Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions to which they refer. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on current expectations for realization, taking into account the technical studies and analyses carried out by Management.

The provision for income tax is recorded at a rate of 15% of taxable income, plus a 10% surcharge. Social contribution on net income is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies.

Tax credits brought forward from previous periods prior to the legislation that increased the social contribution rate to 15% for financial and insurance companies, were recorded up to the limit of the corresponding consolidated tax liabilities (Note 34).

Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

Pursuant to Law 11,941/09, changes in the determination criteria for income, costs and expenses included in the net income for the period, enacted by Law 11,638/07 and by Articles 37 and 38 of Law 11,941/09, shall not have an effect on taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 will be considered. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

i)    Prepaid expenses

Prepaid expenses are payments for future benefits or services, which are recorded to the income statement according to the accrual method of accounting.

This group is basically represented by: (i) commissions paid to resellers in vehicle financing;
(ii) commissions paid to insurance brokers; and (iii) advance payments of advertising and marketing expenses (Note 12b).

j)    Investments

Investments in subsidiaries, jointly-controlled companies and unconsolidated companies, with significant influence over the investee or ownership of 20% or more in voting capital, are evaluated by the equity method of accounting.

Tax incentives and other investments are assessed at acquisition cost, net of the provision for impairment, when applicable.

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Notes to the Consolidated Financial Statements

k)   Fixed assets

Correspond to tangible assets used in the Bank’s activities or acquired for this purpose, including those from operations which transfer risks, benefits and controls of the assets.

Fixed assets are stated at acquisition cost, net of the respective accumulated depreciations, calculated using the straight-line method according to the estimated economic useful life of assets, as follows: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a. and reduced by impairment provisions, when applicable.

l)    Intangible assets

Intangible assets are intangible rights acquired for business activities or exercised with that purpose.

Intangible assets comprise:

·       Future profitability/client portfolio acquired and acquisition of the right to provide banking services: these are recorded and amortized, when applicable, over the period in which the asset will directly and indirectly contribute to future cash flow and reduced by impairment provisions, when applicable; and

·       Software: this is recorded at cost less amortization calculated using the straight-line method during the estimated useful life (20% to 50% p.a.), which is estimated as of the date it is available for use  and reduced by impairment provisions, when applicable. Internal software development costs are recognized as assets when it is possible to demonstrate the intention and ability to complete such development, as well as reliably measuring costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

m)  Asset impairment

Securities classified as available-for-sale and held-to-maturity, as well as non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment. If a loss is reported, it must be recognized in the income statement for the period when the book value of an asset exceeds its recoverable value (calculated by: (i) the potential sale value or realization value less the respective expenses or (ii) the value in use calculated by the cash-generating unit, whichever is highest).

A cash generating unit is the smallest identifiable group of assets that generates cash flows materially independent from other assets and groups.

n)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily prorated basis.

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Notes to the Consolidated Financial Statements

o)   Technical provisions related to insurance, private pension plan and savings bond activities

Technical provisions are calculated according to actuarial technical notes as set forth by Susep and ANS, and criteria set forth by CNSP Resolutions 162/06, 181/07, 195/08 and 204/09.

·       Basic, life and health insurance lines:

-   Unearned Premiums Provision (PPNG) comprises retained premiums (except reinsurance assignment, as according to CNSP Resolution 195/08, as of 2009, insurance companies should not deduct the amounts transferred to third parties through reinsurance operations from the calculation of provisions), which are deferred during the term of effectiveness of the insurance policies, determining the daily prorated  value of the unearned premium of the unexpired risk period (future risk of policies in effect). According to Resolution 206/09,  ANS eliminated PPNG for private healthcare companies and insurance companies. It also established the accounting of “pro-rata temporis” earned premiums;

-   The provision for claims incurred but not reported (IBNR) is calculated based on an actuarial basis to quantify the amount of claims occurred and not reported by policyholders/beneficiaries. Pursuant to CNSP Resolution 195/08, as of 2009, insurance companies cannot deduct the amounts transferred to third parties through reinsurance operations from calculation of provisions;

-   The provision for unsettled claims is recorded based on indemnity estimates for notices of claims received from policyholders/beneficiaries up to the balance sheet date. The provision is monetarily restated for inflation and includes all claims under litigation. In the case of health insurance, the provision for unsettled claims comprises the following: (i) up to February 2011, only litigations, which complements the IBNR provision; and (ii) as from March 2011, the estimated payments, according to claims reported up to the end of the quarter;

-   The supplementary premium provision (PCP) is recorded on a monthly basis to complement the PPNG and includes estimates for the risks in effect but not issued (RVNE);

-   The provision for insufficient premiums is recorded when there is insufficiency of the unearned premium provision to cover incurred claims, considering expected indemnities and related expenses, throughout periods to be incurred related to risks in effect on the reference date of calculation;

-   Other technical provisions refer to the provision for future adjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a method included in the actuarial technical note approved by ANS.  For basic lines, this provision refers to premiums of extended warranty for products whose manufacturer’s guarantee has not ended;

-   The provision for benefits to be granted, of the individual health plan portfolio, refers to a 5-year coverage for dependents if the policyholder is deceased, adopting a formulation included in the actuarial technical note approved by ANS; and

-   The provision for benefits granted from the individual health plan portfolio comprises liabilities arising from payment release contractual clauses referring to health plan coverage, and its accounting complies with Resolution - RN 75/04 of ANS, and premiums for the payment release of Bradesco Saúde policyholders -“Plano GBS”.

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Notes to the Consolidated Financial Statements

·       Supplementary private pension plans and life insurance covering survival:

-   The mathematical provision for benefits to be granted refers to participants whose benefits have yet to begin. In private pension plans known as “traditional”, the provision represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations assumed under retirement, disability, pension and regular income plans. The provision is calculated using methodologies and assumptions set forth in the Actuarial Technical Notes;

-   Mathematical provisions of benefits to be granted pegged to life insurance and unrestricted benefit generating private pension plans (VGBL and PGBL) represent the amount of contributions made by participants, net of carrying costs and other contractual charges, plus financial earnings generated by investments in fund quotas in Exclusive Investment Funds (FIEs);

-   The mathematical provision for benefits granted refers to participants already using the benefits and corresponds to the present value of future obligations related to the payment of ongoing benefits;

-   The contribution insufficiency provision (PIC) is recorded for a possible unfavorable fluctuation in technical risks taken in the mathematical provision for benefits to be granted, in the mathematical provision for benefits granted, considering that the participants are likely to have a higher survival rate. In plans covering survival, the provision is calculated on an actuarial basis and takes into consideration the actuarial tables AT-2000 Male (normalized) for males and AT-2000 Female (normalized) for females, with improvement rate of 1.5% p.a. and actual interest rate of 4% p.a. In disability plans covering survival risks, the provision takes into consideration the biometric AT-49 Male table and real interest rate of 4% p.a. Improvement is a technique that automatically updates the survival table, considering the expected increase in future survival rates;

-   The financial fluctuation provision is recorded up to a limit of 15% of the mathematical provision for benefits to be granted related to private pension plans in the category of variable contribution with guarantee of earnings to cover possible financial fluctuations. The real interest rate of 4% p.a. is used to calculate this provision;

-   The provision for administrative expenses is recorded to cover administrative expenses of defined benefit and variable contribution plans, and it is calculated in conformity with the methodology set forth in the actuarial technical note; and

-   The financial excess provision corresponds to the portion of financial revenue from the investment of provisions that exceeds the minimum returns from private pension plans that have a financial excess participation clause.

·       Savings bonds:

-   The mathematical provision for redemptions is recorded for each active or suspended savings bond during the estimated term set forth in the general conditions of the plan, and it is calculated according to the methodology set forth in the actuarial technical notes approved by Susep;

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Notes to the Consolidated Financial Statements

-   The provisions for redemptions are established for the expired savings bonds and unexpired plans where early redemption has been required by the customer. The provisions are monetarily restated for inflation based on the indexes determined in each plan;

-   The provisions for unrealized and payable drawings are recorded to cover prizes in future drawings (unrealized) and also for prizes in drawings where customers have already been selected (payable);

-   The provision for contingencies is recorded to cover possible insufficiencies related to payments of redemptions required and/or premiums from drawings; and

-   The provision for administrative expenses is recorded to cover the plan’s disclosure and selling expenses, brokerage and other expenses. The provision complies with the methodology set forth in an Actuarial Technical Note.

p)   Provisions, contingent assets and liabilities and legal liabilities – tax and social security

The provisions, contingent assets and liabilities, and legal liabilities are recognized, measured and disclosed in accordance with the criteria defined by CPC 25, approved by CMN Resolution 3,823/09 and CVM Resolution 594/09:

·       Contingent Assets: are not recognized in the financial statements, except when Management has control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as practically certain and confirmed expectations of receipt or compensation with another liability. Contingent assets with probable chances of success are disclosed in the notes to the financial statements (Note 18a);

·       Provisions: these are recorded taking into consideration the opinion of legal advisors, the nature of the lawsuits, similarity with previous processes, complexity and positioning of the courts, whenever the loss is assessed as probable, which would cause a probable outflow of funds for the settlement of liabilities and when the amounts involved are measurable with sufficient reliability;

·       Contingent liabilities: according to CPC 25, the term “contingent” refers to liabilities that will not be recorded as their existence will only be confirmed by the occurrence of one or more future and uncertain events beyond Management’s control. Contingent liabilities do not meet the recognition criteria, as they are classified as possible losses, and they must only be disclosed in the notes when relevant. Liabilities classified as remote are not provisioned nor disclosed (Notes 18b and 18c); and

·       Legal obligations: provision for tax risks: results from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements (Note 18b).

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the income statement over the term of the transaction and are presented as reduction of the corresponding liability.

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Notes to the Consolidated Financial Statements

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), and less provision for losses, when deemed appropriate. Liabilities comprise known or measurable amounts, including related charges and monetary and exchange variations (on a daily  prorated basis).

s)   Subsequent events

These refer to events occurring between the date of financial statements and the date their issuance is authorized.

They comprise the following:

·       Events resulting in adjustments: events that related to conditions already existing on the reference date of the financial statements; and

·       Events not resulting in adjustments: events related to conditions not existing on the reference date of the financial statements.

4)      INFORMATION FOR COMPARISON PURPOSES

No reclassifications or other material information were recorded in previous periods that may affect the comparison with financial statements on September 30, 2011.

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Notes to the Consolidated Financial Statements

5)      BALANCE SHEET AND STATEMENT OF INCOME ADJUSTED BY BUSINESS SEGMENT

a)      Balance sheet

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	560,446,340	70,143,178	114,719,539	9,858	885,657	(35,966,559)	710,238,013
Cash and cash equivalents	5,792,547	4,120,802	255,385	8,161	7,295	(166,107)	10,018,083
Interbank investments	84,388,403	1,574,472	-	-	-	-	85,962,875
Securities and derivative financial instruments	129,945,728	7,922,066	106,979,430	35	497,945	(723,590)	244,621,614
Interbank and interdepartmental accounts	71,951,156	-	-	-	-	-	71,951,156
Loan and leasing operations	200,121,316	55,609,670	-	-	-	(32,380,529)	223,350,457
Other receivables and other assets	68,247,190	916,168	7,484,724	1,662	380,417	(2,696,333)	74,333,828
Permanent assets	42,520,562	76,246	2,616,917	160	225,089	(33,387,619)	12,051,355
Investments	33,332,600	33,522	1,586,367	144	156,014	(33,387,619)	1,721,028
Premises and equipment and leased assets	3,414,090	15,240	342,020	16	41,274	-	3,812,640
Intangible assets	5,773,872	27,484	688,530	-	27,801	-	6,517,687
Total on September 30, 2011	602,966,902	70,219,424	117,336,456	10,018	1,110,746	(69,354,178)	722,289,368
Total on June 30, 2011	577,735,402	56,717,476	113,341,903	8,636	1,342,110	(59,838,514)	689,307,013
Total on September 30, 2010	515,307,131	44,294,124	100,707,830	9,936	1,139,739	(49,555,334)	611,903,426

Liabilities
Current and long-term liabilities	548,477,017	50,274,247	104,136,411	1,313	389,126	(35,966,559)	667,311,555
Deposits	201,084,865	23,746,833	-	-	-	(167,738)	224,663,960
Federal funds purchased and securities sold under agreements to repurchase	167,625,959	3,831,616	-	-	-	-	171,457,575
Funds from issuance of securities	25,654,141	8,151,341	-	-	-	(926,832)	32,878,650
Interbank and interdepartmental accounts	2,973,580	642	-	-	-	-	2,974,222
Borrowing and onlending	73,797,181	7,436,927	-	-	-	(32,176,633)	49,057,475
Derivative financial instruments	1,673,004	51,441	-	-	-	-	1,724,445
Technical provisions from insurance, private pension plans and savings bonds	-	-	97,097,642	1,129	-	-	97,098,771
Other liabilities:
- Subordinated debts	19,574,071	6,606,389	-	-	-	-	26,180,460
- Other	56,094,216	449,058	7,038,769	184	389,126	(2,695,356)	61,275,997
Deferred income	622,272	-	-	-	-	-	622,272
Shareholders’ equity/non-controlling interest in subsidiaries	125,512	19,945,177	13,200,045	8,705	721,620	(33,387,619)	613,440
Shareholders’ equity - parent company	53,742,101	-	-	-	-	-	53,742,101
Total on September 30, 2011	602,966,902	70,219,424	117,336,456	10,018	1,110,746	(69,354,178)	722,289,368
Total on June 30, 2011	577,735,402	56,717,476	113,341,903	8,636	1,342,110	(59,838,514)	689,307,013
Total on September 30, 2010	515,307,131	44,294,124	100,707,830	9,936	1,139,739	(49,555,334)	611,903,426

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Notes to the Consolidated Financial Statements

b)      Statement of income

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	59,072,495	1,220,765	7,347,191	-	49,561	(232,615)	67,457,397
Expenses from financial intermediation	41,995,103	754,266	4,667,434	-	-	(232,730)	47,184,073
Gross income from financial intermediation	17,077,392	466,499	2,679,757	-	49,561	115	20,273,324
Other operating income/expenses	(10,439,229)	(37,679)	1,154,421	(13)	122,325	(115)	(9,200,290)
Operating income	6,638,163	428,820	3,834,178	(13)	171,886	-	11,073,034
Non-operating income	(74,309)	7,601	(27,307)	(3)	(25,733)	-	(119,751)
Income before taxes and non-controlling interest	6,563,854	436,421	3,806,871	(16)	146,153	-	10,953,283
Income tax and social contribution	(1,138,992)	(434)	(1,359,452)	(20)	(38,371)	-	(2,537,269)
Non-controlling interest in subsidiaries	(6,956)	-	(106,226)	-	(249)	-	(113,431)
Net income for the nine-month period ended September 30, 2011	5,417,906	435,987	2,341,193	(36)	107,533	-	8,302,583
Net income for the nine-month period ended September 30, 2010	3,821,662	1,029,704	2,125,201	(667)	59,028	-	7,034,928
Net income for the third quarter of 2011	1,435,554	549,733	779,880	17	49,971	-	2,815,155
Net income for the second quarter of 2011	1,989,101	(39,409)	800,092	1	35,604	-	2,785,389

(1)  The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card,  consortium and asset management companies;

(2)  The balances of equity accounts, income and expenses among companies from the same segment are being eliminated;

(3)  The “Insurance Group” segment comprises insurance, private pension plan and savings bond companies; and

(4)  Related to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and abroad.

6)      CASH AND CASH EQUIVALENTS

	R$ thousand
	2011		2010
	September 30	June 30	September 30
Funds available in domestic currency	5,665,775	5,483,512	6,306,806
Funds available in foreign currency	4,352,206	2,231,279	3,361,979
Investments in gold	102	83	79
Total cash and due from banks	10,018,083	7,714,874	9,668,864
Short-term interbank investments (1)	20,095,545	34,564,950	56,824,761
Total cash and cash equivalents	30,113,628	42,279,824	66,493,625

(1)  Refer to operations with maturity dates at inception of 90 days or less and with insignificant risk of change in fair value.

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Notes to the Consolidated Financial Statements

7)      INTERBANK INVESTMENTS

a)      Breakdown and maturities

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Investments in federal funds purchased and securities sold under agreements to repurchase
Own portfolio position	7,022,489	29,187,467	-	-	36,209,956	37,622,054	24,683,717
• Financial treasury bills	285,783	-	-	-	285,783	230,380	1,073,075
• National treasury notes	6,277,634	19,398,248	-	-	25,675,882	30,557,728	18,616,512
• National treasury bills	459,072	9,789,219	-	-	10,248,291	6,833,946	4,993,954
• Other	-	-	-	-	-	-	176
Funded position	19,073,103	16,975,894	-	-	36,048,997	35,014,307	56,141,276
• Financial treasury bills	9,017,348	-	-	-	9,017,348	17,276,150	37,748,318
• National treasury notes	2,947,412	14,477,986	-	-	17,425,398	12,168,998	13,542,647
• National treasury bills	7,108,343	2,497,908	-	-	9,606,251	5,569,159	4,850,311
Short position	304,179	3,464,955	-	-	3,769,134	5,499,129	3,979,344
• National treasury bills	304,179	3,464,955	-	-	3,769,134	5,499,129	3,979,344
Subtotal	26,399,771	49,628,316	-	-	76,028,087	78,135,490	84,804,337
Interest-earning deposits in other banks:
• Interest-earning deposits in other banks	4,916,872	1,808,808	1,431,037	1,779,775	9,936,492	8,018,886	7,764,117
• Provisions for losses	-	(1,207)	(497)	-	(1,704)	(7,163)	(1,372)
Subtotal	4,916,872	1,807,601	1,430,540	1,779,775	9,934,788	8,011,723	7,762,745
Total on September 30, 2011	31,316,643	51,435,917	1,430,540	1,779,775	85,962,875
%	36.4	59.8	1.7	2.1	100.0
Total on June 30, 2011	38,549,398	43,962,316	2,063,538	1,571,961		86,147,213
%	44.8	51.0	2.4	1.8		100.0
Total September 30, 2010	60,250,063	30,594,869	1,119,768	602,382			92,567,082
%	65.1	33.0	1.2	0.7			100.0

b)      Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Income from investments in purchase and sale commitments:
• Own portfolio position	1,041,206	999,249	2,745,952	1,359,352
• Funded position	1,263,151	1,106,525	3,625,278	4,578,331
• Short position	234,467	228,497	737,840	230,882
Subtotal	2,538,824	2,334,271	7,109,070	6,168,565
Income from interest-earning deposits in other banks	512,837	166,487	823,261	412,636
Total (Note 8h)	3,051,661	2,500,758	7,932,331	6,581,201

128	Report on Economic and Financial Analysis – September 2011

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

8)    SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand
	2011								2010

Financial

		Insurance/ savings bonds	Private pension plans	Other activities	September 30%		June 30%		September 30%
Trading securities	100,237,599	2,416,594	28,612,565	339,117	131,605,875	66.0	104,928,880	56.1	91,333,204	56.4
- Government securities	69,967,717	875,544	82,982	293,135	71,219,378	35.7	49,319,589	26.3	42,451,987	26.2
- Corporate bonds	27,465,876	1,541,050	719,414	45,982	29,772,322	15.0	27,973,245	14.9	20,867,877	12.9
- Derivative financial instruments (1)	2,804,006	-	-	-	2,804,006	1.4	2,259,072	1.2	2,363,883	1.5
- PGBL / VGBL restricted bonds	-	-	27,810,169	-	27,810,169	13.9	25,376,974	13.7	25,649,457	15.8
Available-for-sale securities	33,596,071	1,472,115	1,555,222	46,170	36,669,578	18.4	51,891,791	27.7	42,082,173	25.9
- Government securities	20,807,562	19,284	72,361	956	20,900,163	10.5	36,807,495	19.6	31,236,874	19.2
- Corporate bonds	12,788,509	1,452,831	1,482,861	45,214	15,769,415	7.9	15,084,296	8.1	10,845,299	6.7
Held-to-maturity securities (4)	891,133	7,972,455	22,326,947	-	31,190,535	15.6	30,380,677	16.2	28,647,995	17.7
- Government securities	891,133	7,943,531	21,917,610	-	30,752,274	15.4	29,918,615	16.0	27,898,588	17.2
- Corporate bonds	-	28,924	409,337	-	438,261	0.2	462,062	0.2	749,407	0.5
Subtotal	134,724,803	11,861,164	52,494,734	385,287	199,465,988	100.0	187,201,348	100.0	162,063,372	100.0
Purchase and sale commitments (2)	2,464,461	5,866,712	36,712,693	111,760	45,155,626		44,223,223		34,017,837
Overall total	137,189,264	17,727,876	89,207,427	497,047	244,621,614		231,424,571		196,081,209
- Government securities	91,666,412	8,838,359	22,072,953	294,091	122,871,815	61.6	116,045,699	61.9	101,587,449	62.7
- Corporate bonds	43,058,391	3,022,805	2,611,612	91,196	48,784,004	24.5	45,778,675	24.5	34,826,466	21.5
- PGBL / VGBL restricted bonds	-	-	27,810,169	-	27,810,169	13.9	25,376,974	13.6	25,649,457	15.8
Subtotal	134,724,803	11,861,164	52,494,734	385,287	199,465,988	100.0	187,201,348	100.0	162,063,372	100.0
Purchase and sale commitments (2)	2,464,461	5,866,712	36,712,693	111,760	45,155,626		44,223,223		34,017,837
Overall total	137,189,264	17,727,876	89,207,427	497,047	244,621,614		231,424,571		196,081,209

Bradesco	129

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Breakdown of consolidated portfolio by issuer

Securities (3)	R$ thousand
	2011									2010
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to-market	Market/ book value (5) (6) (7)	Mark-to-market	Market/ book value (5) (6) (7)	Mark-to-market
Government securities	1,625,351	14,891,224	9,996,600	96,358,640	122,871,815	121,349,469	1,522,346	116,045,699	(356,636)	101,587,449	137,542
Financial treasury bills	19,443	872,327	292,580	6,302,636	7,486,986	7,547,222	(60,236)	7,265,149	(43,707)	10,423,294	1,691
National treasury bills	1,238,675	918	8,297,051	34,062,331	43,598,975	42,691,055	907,920	35,967,004	(149,641)	34,269,313	(48,071)
National treasury notes	271,479	13,419,996	1,383,217	54,837,917	69,912,609	69,342,774	569,835	71,177,880	(251,488)	54,400,458	54,269
Brazilian foreign debt notes	32,736	570,149	18,504	1,070,909	1,692,298	1,600,519	91,779	1,460,687	75,063	1,587,404	115,730
Privatization currencies	-	-	-	82,397	82,397	69,112	13,285	84,482	13,309	88,607	14,148
Foreign government securities	63,018	25,447	-	-	88,465	88,456	9	75,868	30	803,535	(441)
Other	-	2,387	5,248	2,450	10,085	10,331	(246)	14,629	(202)	14,838	216
Corporate bonds	12,057,744	3,945,842	1,119,825	31,660,593	48,784,004	50,288,282	(1,504,278)	45,778,675	(658,858)	34,826,466	149,753
Bank deposit certificates	392,879	139,902	101,181	1,336,109	1,970,071	1,970,071	-	1,884,451	-	1,477,183	-
Shares	4,112,133	-	-	-	4,112,133	5,715,946	(1,603,813)	4,083,407	(845,303)	4,117,960	(244,345)
Debentures	-	2,113,691	500,368	20,268,403	22,882,462	22,881,364	1,098	21,714,062	(16,430)	13,712,529	128,363
Promissory notes	48,464	311,923	-	-	360,387	363,591	(3,204)	191,312	(2,289)	1,958,371	(3,433)
Foreign corporate bonds	71,943	3,167	-	4,129,691	4,204,801	4,170,782	34,019	3,631,192	141,537	2,782,072	194,443
Derivative financial instruments (1)	1,272,429	1,134,511	223,331	173,735	2,804,006	2,813,609	(9,603)	2,259,072	65,267	2,363,883	75,569
Other	6,159,896	242,648	294,945	5,752,655	12,450,144	12,372,919	77,225	12,015,179	(1,640)	8,414,468	(844)
PGBL / VGBL restricted bonds	2,672,284	2,543,168	4,395,989	18,198,728	27,810,169	27,810,169	-	25,376,974	-	25,649,457	-
Subtotal	16,355,379	21,380,234	15,512,414	146,217,961	199,465,988	199,447,920	18,068	187,201,348	(1,015,494)	162,063,372	287,295
Purchase and sale commitments (2)	42,475,565	962,112	1,682,908	35,041	45,155,626	45,155,626	-	44,223,223	-	34,017,837	-

Hedge – cash flow (Note 8g)

	-	-	-	-	-	-	(841,509)	-	418,395	-	67,101

Overall total

	58,830,944	22,342,346	17,195,322	146,253,002	244,621,614	244,603,546	(823,441)	231,424,571	(597,099)	196,081,209	354,396

130	Report on Economic and Financial Analysis – September 2011

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Consolidated classification by category, maturity and business segment

I)    Trading securities

Securities (3)	R$ thousand
	2011									2010
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to-market	Market/ book value (5) (6) (7)	Mark-to-market	Market/ book value (5) (6) (7)	Mark-to-market
- Financial	7,730,645	17,662,949	6,933,173	67,910,831	100,237,598	99,252,745	984,853	75,571,460	(171,329)	61,991,958	191,936
National treasury bills	1,238,314	-	5,531,179	25,118,584	31,888,077	31,194,105	693,972	24,874,629	(69,993)	24,556,908	(30,703)
Financial treasury bills	19,403	722,257	238,864	5,313,523	6,294,047	6,347,653	(53,606)	5,931,111	(38,477)	8,143,023	1,676
Bank deposit certificates	327,563	139,785	2,073	62,773	532,194	532,194	-	378,259	-	238,200	-
Derivative financial instruments (1)	1,272,429	1,134,511	223,331	173,735	2,804,006	2,813,609	(9,603)	2,259,072	65,267	2,363,883	75,569
Debentures	-	2,113,691	13,861	19,336,940	21,464,492	21,465,920	(1,428)	20,239,214	(18,321)	11,999,772	122,197
Promissory notes	-	309,631	-	-	309,631	312,834	(3,203)	147,325	(2,284)	1,929,858	(3,433)
Brazilian foreign debt notes	28	-	18,504	-	18,532	18,549	(17)	18,073	1,188	30,841	2,357
National treasury notes	236,312	13,215,551	806,906	17,412,154	31,670,923	31,308,855	362,068	16,842,384	(109,529)	7,285,046	23,278
Foreign corporate securities	574	1,850	-	39,946	42,370	41,470	900	55,519	1,008	56,831	1,600
Foreign government securities	63,018	25,447	-	-	88,465	88,456	9	75,868	30	803,535	(441)
Shares	142,571	-	-	-	142,571	146,719	(4,148)	64,349	(16)	92,971	-
Other	4,430,433	226	98,455	453,176	4,982,290	4,982,381	(91)	4,685,657	(202)	4,491,090	(164)
- Insurance companies and savings bonds	1,182,894	95,991	113,058	1,024,651	2,416,594	2,416,594	-	2,867,662	-	2,926,147	-
Financial treasury bills	-	95,658	2,254	350,571	448,483	448,483	-	583,919	-	1,027,988	-
National treasury bills	-	3	16,901	12,024	28,928	28,928	-	27,407	-	71,108	-
Bank deposit certificates	5,249	-	92,261	186,825	284,335	284,335	-	472,086	-	370,165	-
National treasury notes	-	-	-	398,133	398,133	398,133	-	576,020	-	7,527	-
Shares	2,888	-	-	-	2,888	2,888	-	11,334	-	34,248	-
Debentures	-	-	1,642	5,875	7,517	7,517	-	9,125	-	6,237	-
Foreign private bonds	5,968	-	-	-	5,968	5,968	-	5,000	-	5,180	-
Other	1,168,789	330	-	71,223	1,240,342	1,240,342	-	1,182,771	-	1,403,694	-

Bradesco	131

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2011									2010
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to-market	Market/ book value (5) (6) (7)	Mark-to-market	Market/ book value (5) (6) (7)	Mark-to-market
- Private pension plans	3,105,574	2,548,859	4,417,140	18,540,992	28,612,565	28,612,152	413	26,156,252	(8)	26,102,613	193
Financial treasury bills	-	5,691	-	161	5,852	5,852	-	6,973	-	200,631	-
National treasury notes	-	-	-	48,790	48,790	48,377	413	57,667	(8)	14,728	193
National treasury bills	-	-	14,713	13,627	28,340	28,340	-	26,733	-	23,066	-
Shares	968	-	-	-	968	968	-	1,193	-	2,403	-
PGBL / VGBL restricted bonds	2,672,284	2,543,168	4,395,989	18,198,728	27,810,169	27,810,169	-	25,376,974	-	25,649,457	-
Other	432,322	-	6,438	279,686	718,446	718,446	-	686,712	-	212,328	-
- Other activities	41,569	30,610	26,699	240,239	339,117	339,117	-	333,506	-	312,486	-
Financial treasury bills	40	27,099	19,434	197,124	243,697	243,697	-	251,040	-	265,481	-
Bank deposit certificates	1,446	117	410	4,835	6,808	6,808	-	9,114	-	13,574	-
National treasury bills	360	915	1,954	4,814	8,043	8,043	-	11,294	-	4,972	-
Debentures	-	-	1,517	5,640	7,157	7,157	-	7,931	-	15,085	-
National treasury notes	35,167	140	-	6,088	41,395	41,395	-	24,378	-	4,820	-
Other	4,556	2,339	3,384	21,738	32,017	32,017	-	29,749	-	8,554	-
Subtotal	12,060,682	20,338,409	11,490,070	87,716,713	131,605,874	130,620,608	985,266	104,928,880	(171,337)	91,333,204	192,129
Purchase and sale commitments (2)	42,475,565	962,112	1,682,908	35,041	45,155,626	45,155,626	-	44,223,223	-	34,017,837	-
Financial	2,563,581	362	12,046	232	2,576,221	2,576,221	-	2,394,009	-	2,110,603	-
Insurance companies and savings bonds	5,787,349	9,063	70,300	-	5,866,712	5,866,712	-	5,120,601	-	4,673,280	-
Private pension plans	34,124,635	952,687	1,600,562	34,809	36,712,693	36,712,693	-	36,708,613	-	27,233,954	-
- PGBL/VGBL	32,100,295	942,213	1,600,562	34,809	34,677,879	34,677,879	-	34,734,077	-	26,122,656	-
- Funds	2,024,340	10,474	-	-	2,034,814	2,034,814	-	1,974,536	-	1,111,298	-
Overall total	54,536,247	21,300,521	13,172,978	87,751,754	176,761,500	175,776,234	985,266	149,152,103	(171,337)	125,351,041	192,129
Derivative financial instruments (liabilities)	(1,015,029)	(299,164)	(155,591)	(254,661)	(1,724,445)	(1,636,154)	(88,291)	(1,221,332)	37,301	(1,878,004)	(22,105)

132	Report on Economic and Financial Analysis – September 2011

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (8)	R$ thousand
	2011									2010
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to-market	Market/ book value (5) (6) (7)	Mark-to-market	Market/ book value (5) (6) (7)	Mark-to-market
- Financial	1,556,582	453,253	3,424,702	28,161,533	33,596,070	33,271,521	324,549	48,460,056	(130,320)	38,346,790	316,388
National treasury bills	-	-	2,732,304	8,913,283	11,645,587	11,431,638	213,949	11,026,933	(79,656)	9,613,259	(17,368)
Brazilian foreign debt securities	10,432	-	-	772,200	782,632	690,838	91,794	680,975	73,875	738,627	113,372
Foreign corporate securities	65,401	1,317	-	4,089,745	4,156,463	4,123,344	33,119	3,570,673	140,530	2,720,060	192,843
National treasury notes	-	204,305	454,385	7,233,537	7,892,227	7,684,873	207,354	24,520,456	(141,951)	20,020,084	30,798
Financial treasury bills	-	3,198	32,027	367,080	402,305	409,066	(6,761)	398,488	(5,357)	367,331	(163)
Bank deposit certificates	3,880	-	-	1,072,827	1,076,707	1,076,707	-	984,358	-	851,395	-
Debentures	-	-	7,632	697,615	705,247	705,051	196	727,874	142	768,904	493
Shares	1,367,778	-	-	-	1,367,778	1,707,044	(339,266)	1,220,760	(157,138)	992,606	(37,026)
Privatization currencies	-	-	-	82,397	82,397	69,112	13,285	84,482	13,309	88,607	14,148
Other	109,091	244,433	198,354	4,932,849	5,484,727	5,373,848	110,879	5,245,057	25,926	2,185,917	19,291
- Insurance companies and savings bonds	1,265,741	4,068	131,144	71,163	1,472,116	2,026,991	(554,875)	1,566,017	(286,918)	1,756,017	(92,332)
Financial treasury bills	-	4,068	-	15,216	19,284	19,284	-	18,939	-	106,867	22
Shares	1,247,480	-	-	-	1,247,480	1,776,389	(528,909)	1,323,472	(262,141)	1,449,452	(78,274)
Debentures	-	-	131,144	50,666	181,810	179,542	2,268	192,163	1,542	173,122	5,673
Other	18,261	-	-	5,281	23,542	51,776	(28,234)	31,443	(26,319)	26,576	(19,753)
- Private pension plans	1,404,885	14,356	-	135,981	1,555,222	2,292,094	(736,872)	1,660,889	(426,919)	1,918,753	(128,890)
Shares	1,350,386	-	-	-	1,350,386	2,081,877	(731,491)	1,462,144	(426,008)	1,546,139	(129,046)
Financial treasury bills	-	14,356	-	58,005	72,361	72,228	133	72,825	130	297,858	156
Bank deposit certificates	38,076	-	-	-	38,076	38,076	-	36,843	-	-	-
Debentures	-	-	-	77,976	77,976	77,916	60	75,692	206	-	-
Other	16,423	-	-	-	16,423	21,997	(5,574)	13,385	(1,247)	74,756	-
- Other activities	45,214	-	-	956	46,170	46,170	-	204,829	-	60,613	-
Bank deposit certificates	3,835	-	-	-	3,835	3,835	-	3,785	-	3,849	-
Shares	62	-	-	-	62	62	-	155	-	141	-
Financial treasury bills	-	-	-	956	956	956	-	1,856	-	1,715	-
Other	41,317	-	-	-	41,317	41,317	-	199,033	-	54,908	-
Subtotal	4,272,422	471,677	3,555,846	28,369,633	36,669,578	37,636,776	(967,198)	51,891,791	(844,157)	42,082,173	95,166
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	(841,509)	-	418,395	-	67,101
Overall total (8)	4,272,422	471,677	3,555,846	28,369,633	36,669,578	37,636,776	(1,808,707)	51,891,791	(425,762)	42,082,173	162,267

Bradesco	133

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

III)  Held-to-maturity securities

Securities (3)	R$ thousand
	2011						2010
	September 30					June 30	September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Restated cost value (5) (6)	Restated cost value (5) (6)	Restated cost value (5) (6)
Financial	22,275	570,148	-	298,710	891,133	761,640	830,186
Brazilian foreign debt notes	22,275	570,148	-	298,710	891,133	761,640	817,936
Financial treasury bills	-	-	-	-	-	-	12,250
Insurance companies and savings bonds	-	-	-	7,972,455	7,972,455	7,919,659	7,241,735
Debentures	-	-	-	28,924	28,924	29,321	25,819
National treasury notes	-	-	-	7,943,531	7,943,531	7,890,338	7,215,916
Private pension plans	-	-	466,498	21,860,449	22,326,947	21,699,378	20,576,074
Debentures	-	-	344,572	64,765	409,337	432,741	723,588
National treasury notes	-	-	121,926	21,795,684	21,917,610	21,266,637	19,852,337
Financial treasury bills	-	-	-	-	-	-	149
Overall total (4)	22,275	570,148	466,498	30,131,614	31,190,535	30,380,677	28,647,995

134	Report on Economic and Financial Analysis – September 2011

Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Breakdown of the portfolios by financial statements classification

Securities	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on September 30 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)
Own portfolio	57,496,560	7,103,463	8,302,147	81,598,200	154,500,370	148,332,498	136,484,687
Fixed income securities	53,384,427	7,103,463	8,302,147	81,598,200	150,388,237	144,249,091	132,366,727
● Financial treasury bills	19,443	481,918	248,060	4,145,539	4,894,960	4,792,260	5,927,772
● Purchase and sale commitments (2)	42,475,565	962,112	1,682,908	35,041	45,155,626	44,223,223	34,017,837
● National treasury notes	271,479	2,096	122,273	30,223,403	30,619,251	29,962,605	29,798,003
● Brazilian foreign debt securities	11,143	274,086	18,504	185,303	489,036	254,295	382,449
● Bank deposit certificates	392,879	139,902	101,181	1,336,109	1,970,071	1,884,451	1,477,183
● National treasury bills	1,236,774	918	932,671	124,837	2,295,200	2,311,375	8,877,172
● Foreign corporate securities	33,482	3,167	-	1,325,732	1,362,381	1,432,858	1,333,113
● Debentures	-	2,113,691	500,368	20,268,403	22,882,462	21,714,062	13,712,529
● Promissory notes	48,464	311,923	-	-	360,387	191,312	1,958,371
● Foreign government securities	63,018	25,447	-	-	88,465	75,868	803,535
● PGBL/VGBL restricted bonds	2,672,284	2,543,168	4,395,989	18,198,728	27,810,169	25,376,974	25,649,457
● Other	6,159,896	245,035	300,193	5,755,105	12,460,229	12,029,808	8,429,306
Equity securities	4,112,133	-	-	-	4,112,133	4,083,407	4,117,960
● Shares of listed companies (technical provision)	1,602,228	-	-	-	1,602,228	1,728,161	1,787,808
● Shares of listed companies (other)	2,509,905	-	-	-	2,509,905	2,355,246	2,330,152
Restricted securities	61,955	14,090,556	8,669,844	64,436,086	87,258,441	79,766,136	57,192,627
Repurchase agreements	60,054	13,735,401	8,568,516	62,332,736	84,696,707	76,189,797	53,888,240
● National treasury bills	-	-	7,297,675	33,773,034	41,070,709	31,275,361	24,344,332
● Brazilian foreign debt securities	21,593	296,063	-	885,606	1,203,262	1,206,392	1,204,955
● Financial treasury bills	-	35,254	9,897	255,623	300,774	294,435	2,346,516
● National treasury notes	-	13,404,084	1,260,944	24,614,514	39,279,542	41,215,275	24,543,478
● Foreign corporate securities	38,461	-	-	2,803,959	2,842,420	2,198,334	1,448,959

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Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on September 30 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)
Central Bank	1,901	-	-	-	1,901	1,301,564	-
● National treasury bills	1,901	-	-	-	1,901	1,301,564	-
Privatization currencies	-	-	-	82,397	82,397	84,482	88,607
Guarantees provided	-	355,155	101,328	2,020,953	2,477,436	2,190,293	3,215,780
● National treasury bills	-	-	66,705	156,317	223,022	71,241	1,047,809
● Financial treasury bills	-	355,155	34,623	1,864,636	2,254,414	2,119,052	2,108,994
● National treasury notes	-	-	-	-	-	-	58,977
Derivative financial instruments (1)	1,272,429	1,134,511	223,331	173,735	2,804,006	2,259,072	2,363,883
Securities subject to unrestricted repurchase agreements	-	13,816	-	44,981	58,797	1,066,865	40,012
● National treasury bills	-	-	-	8,143	8,143	1,007,463	40,012
● Financial treasury bills	-	-	-	36,838	36,838	59,402	-
● National treasury notes	-	13,816	-	-	13,816	-	-
Overall total	58,830,944	22,342,346	17,195,322	146,253,002	244,621,614	231,424,571	196,081,209
%	24.0	9.1	7.0	59.9	100.0	100.0	100.0

(1)  Consistent with the criterion adopted by Bacen Circular Letter 3,068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedge under the category “Trading Securities”;

(2)  These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)  The investment fund quotas were distributed according to the instruments composing their portfolios and preserving the category classification of the funds;

(4)  In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068/01, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified as ‘held-to-maturity’. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations as of September 30, 2011;

(5)  The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;

(6)  This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost in the amount of R$4,403,399 thousand (June 30, 2011 – R$3,457,591 thousand and September 30, 2010 – R$4,026,102 thousand);

(7)  The market value of securities is determined based on the market price available on the balance sheet date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on pricing models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of the respective quotas; and

(8)  In the nine-month period ended September 30, 2011, other than temporary impairments were realized in the amount of R$122 thousand, and in the nine-month period ended September 30, 2010, there were no other than temporary impairments for the securities classified as “available for sale”.

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Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the balance sheet or memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly in order to mitigating the risks of operations carried out by the Bank and its subsidiaries.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments, are stated in the consolidated balance sheet at their estimated fair value. Fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

Market price quotations are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from BM&FBOVESPA (Futures and Commodities Exchange) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair value of loan derivative instruments is determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to price the volatilities.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are registered at Cetip (OTC Clearing House) and BM&FBOVESPA.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand
	2011				2010
	September 30		June 30		September 30
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	13,885,590		31,497,162		4,415,680
- Interbank market	9,859,303	-	24,939,155	-	296,884	-
- Foreign currency	4,026,287	-	6,558,007	-	4,118,796	-
- Other	-	-	-	-	-	-
Sale commitments:	191,145,519		144,442,898		180,960,622
- Interbank market (1)	169,549,948	159,690,645	127,332,061	102,392,906	166,675,803	166,378,919
- Foreign currency (2)	20,299,719	16,273,432	15,859,337	9,301,330	14,284,819	10,166,023
- Other	1,295,852	1,295,852	1,251,500	1,251,500	-	-

Option contracts
Purchase commitments:	91,244,797		20,296,581		12,498,462
- Interbank market	90,465,381	-	19,383,650	-	11,464,378	-
- Foreign currency	124,066	54,570	229,232	-	316,279	-
- Other	655,350	-	683,699	-	717,805	-
Sale commitments:	93,502,836		22,606,874		17,774,410
- Interbank market	91,940,800	1,475,419	20,218,600	834,950	16,338,570	4,874,192
- Foreign currency	69,496	-	1,572,330	1,343,098	598,452	282,173
- Other	1,492,540	837,190	815,944	132,245	837,388	119,583

Forward contracts
Purchase commitments:	11,096,520		4,728,829		5,081,201
- Interbank market	-	-	61,454	-	-	-
- Foreign currency	10,558,527	1,929,248	4,661,005	-	4,834,497	-
- Other	537,993	153,235	6,370	-	246,704	-
Sale commitments:	9,014,037		6,324,938		6,468,494
- Interbank market	-	-	392,364	330,910	-	-
- Foreign currency	8,629,279	-	5,915,486	1,254,481	5,740,704	906,207
- Other	384,758	-	17,088	10,718	727,790	481,086

Swap contracts
Assets (Long position):	23,477,837		19,456,619		19,135,693
- Interbank market	3,329,522	-	2,886,823	-	2,674,227	-
- Fixed rate	609,368	-	623,232	-	2,092,485	1,376,100
- Foreign currency (3)	16,394,122	4,393,336	13,144,704	4,373,384	12,163,980	1,282,049
- Reference Interest Rate - TR	15,000	-	15,034	-	928,413	-
- Special Clearance and Custody System Rate (Selic)	24,681	11,269	32,345	5,991	61,238	20,398
- General Price Index –Market (IGP-M)	1,888,833	1,430,773	1,723,951	1,448,753	797,904	655,261
- Other	1,216,311	724,031	1,030,530	587,263	417,446	39,092
Liabilities (Short position):	22,523,286		18,233,208		18,556,756
- Interbank market	7,298,960	3,969,438	6,806,431	3,919,608	5,435,291	2,761,064
- Fixed rate	993,630	384,262	660,915	37,683	716,385	-
- Foreign currency (3)	12,000,786	-	8,771,320	-	10,881,931	-
- TR	1,266,158	1,251,158	1,249,723	1,234,689	961,312	32,899
- Selic	13,412	-	26,354	-	40,840	-
- IGP-M	458,060	-	275,198	-	142,643	-
- Other	492,280	-	443,267	-	378,354	-

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, in the amount of R$76,368,739 thousand (R$57,502,527 thousand on June 30, 2011 and R$75,928,223 thousand on September 30, 2010) (Note 8g);

(2)  Includes specific hedges to protect investments abroad that totaled R$19,994,041 thousand (R$16,617,177 thousand on June 30, 2011 and R$15,090,078 thousand on September 30, 2010); and

(3)  Includes derivative credit operations (Note 8f).

For the purposes of obtaining  an increased liquidation guarantee in operations with financial institutions and customers, Bradesco set forth agreements for compensation and liquidation of obligations within the National Financial System, in accordance with CMN Resolution 3,263/05.

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Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand
	2011						2010
	September 30			June 30			September 30
	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value
Adjustment receivables – swaps	1,390,247	8,001	1,398,248	1,532,971	83,973	1,616,944	1,135,206	67,160	1,202,366
Receivable forward purchases	1,116,804	-	1,116,804	62,982	-	62,982	248,157	(52)	248,105
Receivable forward sales	279,345	-	279,345	568,798	-	568,798	867,702	(585)	867,117
Premiums on exercisable options	27,213	(17,604)	9,609	29,054	(18,706)	10,348	37,249	9,046	46,295
Total assets	2,813,609	(9,603)	2,804,006	2,193,805	65,267	2,259,072	2,288,314	75,569	2,363,883
Adjustment payables – swaps	(317,472)	(126,225)	(443,697)	(413,402)	19,869	(393,533)	(593,785)	(29,644)	(623,429)
Payable forward purchases	(548,116)	-	(548,116)	(367,969)	-	(367,969)	(443,818)	52	(443,766)
Payable forward sales	(682,456)	-	(682,456)	(397,475)	-	(397,475)	(733,317)	585	(732,732)
Premiums on written options	(88,110)	37,934	(50,176)	(79,787)	17,432	(62,355)	(84,979)	6,902	(78,077)
Total liabilities	(1,636,154)	(88,291)	(1,724,445)	(1,258,633)	37,301	(1,221,332)	(1,855,899)	(22,105)	(1,878,004)

III)  Futures, option, forward and swap contracts – (Notional)

	R$ thousand
	2011						2010
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on September 30	Total on June 30	Total on September
Futures contracts	52,355,521	58,001,865	21,277,402	73,396,321	205,031,109	175,940,060	185,376,302
Option contracts	164,598,209	18,980,677	1,045,859	122,888	184,747,633	42,903,455	30,272,872
Forward contracts	12,262,381	1,861,495	2,279,426	3,707,255	20,110,557	11,053,767	11,549,695
Swap contracts	4,770,297	2,191,714	2,564,479	12,553,099	22,079,589	17,839,675	17,933,327
Total on September 30, 2011	233,986,408	81,035,751	27,167,166	89,779,563	431,968,888
Total on June 30, 2011	68,816,700	56,951,753	56,009,641	65,958,863		247,736,957
Total on September 30, 2010	62,514,311	104,366,677	12,029,861	66,221,347			245,132,196

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Notes to the Consolidated Financial Statements

IV)  Types of guarantee margin for derivative financial instruments, mainly futures contracts

	R$ thousand
	2011		2010
	September 30	June 30	September 30
Government securities
National treasury notes	718,825	1,501,123	1,730,033
Financial treasury bills	32,265	31,315	48,686
National treasury bills	3,972,455	1,293,865	2,442,172
Total	4,723,545	2,826,303	4,220,891

V)  Revenues and expenses, net

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Swap contracts	(579,514)	323,044	(85,660)	83,987
Forward contracts	550,801	(193,239)	270,320	(24,674)
Option contracts	18,915	(11,967)	18,564	193,401
Futures contracts	(1,151,758)	400,186	(206,211)	1,067,579
Foreign exchange variation of investments abroad	520,736	(717,976)	(465,796)	(641,256)
Total	(640,820)	(199,952)	(468,783)	679,037

VI)  Overall amounts of derivative financial instruments, broken down by trading place and counter parties

	R$ thousand
	2011		2010
	September 30	June 30	September 30
Cetip - OTC Clearing House (over-the-counter)	24,377,441	20,335,016	9,043,014
BM&FBOVESPA (stock exchange)	384,778,750	214,278,318	223,801,964
Foreign (over-the-counter) (1)	19,034,665	10,208,708	8,890,313
Foreign (stock exchange) (1)	3,778,032	2,914,915	3,396,905
Total	431,968,888	247,736,957	245,132,196

(1)  Comprise operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

On September 30, 2011, counter parties are distributed among corporate entities with 94%, financial institutions with 5% and individuals/others with 1%.

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Notes to the Consolidated Financial Statements

f)    Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid in a linear manner during the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	Credit risk amount			Effect on the calculation of the required shareholders’ equity
	2011		2010	2011		2010
	September 30	June 30	September 30	September 30	June 30	September 30
Sold protection
Credit swaps whose underlying assets are:
● Securities – Brazilian public debt	(537,776)	(452,719)	(508,260)	-	-	-
● Securities – Foreign public debt	-	-	(508,260)	-	-	(27,954)
● Derivatives with companies	(3,709)	(3,122)	(3,388)	(204)	(172)	(186)
Purchased protection
Credit swaps whose underlying assets are:
● Securities – Brazilian public debt	751,032	476,136	1,797,546	-	-	-
● Derivatives with companies	5,563	4,683	13,554	612	515	1,491
Total	215,110	24,978	791,192	408	343	(26,649)
Deposited margin	7,551	6,357	95,432

Bradesco carries out operations involving credit derivatives in order to better manage its risk exposure and assets. Contracts related to the credit derivatives operations described above have several maturities up to 2013. The mark-to-market of protection rates that remunerate the counterparty selling protection amounts to R$(1,010) thousand (R$654 thousand on June 30, 2011 and R$994 thousand on September 30, 2010). There was no credit event related to triggering events as defined in the contracts in the period.

Bradesco	141

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Notes to the Consolidated Financial Statements

g)    Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds indexed to Bank Deposit Certificates (CDB), related to variable interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flow.

Bradesco trades DI Future contracts at BM&FBOVESPA since 2009, used as a cash flow hedge for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2011		2010
	September 30	June 30	September 30
DI Future with maturity between 2012 and 2017	76,368,739	57,502,527	75,928,223
Funding indexed to CDI	75,127,294	57,473,929	75,356,945
Mark-to-market adjustment recorded in shareholders’ equity (1)	(841,509)	418,395	67,101
Non-effective market value recorded in income	(32)	17	448

(1)  The adjustment in the shareholders’ equity is R$(504,905) thousand net of tax effects (R$251,037 thousand on June 30, 2011 and R$40,261 thousand on September 30, 2010).

The effectiveness of the hedge portfolio was assessed in conformity with Bacen Circular Letter 3,082/02.

h)    Income from securities, insurance, private pension plans and savings bonds financial activities and derivative financial instruments

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Fixed income securities	5,448,234	3,269,257	11,687,445	5,314,167
Interbank investments (Note 7b)	3,051,661	2,500,758	7,932,331	6,581,201
Equity securities	1,809	13,579	10,659	40,087
Subtotal	8,501,704	5,783,594	19,630,435	11,935,455
Financial result of insurance, private pension plans and savings bonds	2,386,598	2,234,135	7,346,667	6,561,260
Income from derivative financial instruments (Note 8e V)	(640,820)	(199,952)	(468,783)	679,037
Total	10,247,482	7,817,777	26,508,319	19,175,752

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Notes to the Consolidated Financial Statements

9)      INTERBANK ACCOUNTS – RESTRICTED DEPOSITS

a)   Mandatory reserve

	R$ thousand
	Remuneration	2011		2010
		September 30	June 30	September 30
Reserve requirements – demand deposits	not remunerated	6,624,826	7,981,845	8,655,197
Reserve requirements – savings deposits	savings index	11,295,694	10,907,864	10,118,767
Time reserve requirements (1)	Selic rate	22,797,819	19,538,124	11,467,274
Collection of funds from rural loan (2)	not remunerated	-	39,722	39,722
Additional reserve requirements (3)	Selic rate	28,989,607	26,694,883	18,817,435
• Savings deposits		5,647,847	5,453,932	5,059,383
• Demand deposits		3,890,236	3,912,803	2,810,724
• Time deposits		19,451,524	17,328,148	10,947,328
Restricted deposits – National Housing System (SFH)	TR + interest rate	523,012	517,365	496,498
Funds from rural loan	not remunerated	578	578	578
Total		70,231,536	65,680,381	49,595,471

(1)  Pursuant to BACEN Circular Letter 3,513/10, as from December 2010, Banks are collecting 20% from time deposits in cash;

(2)  On August 1, 2011, funds from rural loan, collected to Bacen, were refunded, pursuant to Circular Letter 3,460/09; and

(3)  Pursuant to BACEN Circular Letter 3,514/10, as from December 2010, additional liabilities began to be met in cash with the Selic rate at the following rates: demand and time deposits – 12%; and savings deposits – 10%.

b)   Revenue from compulsory deposits

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Compulsory deposits - Bacen (reserves requirement)	1,702,408	1,488,214	4,559,660	1,880,270
Restricted deposits - SFH	7,656	7,201	22,051	19,003
Total	1,710,064	1,495,415	4,581,711	1,899,273

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Notes to the Consolidated Financial Statements

10)    LOAN OPERATIONS

Information related to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of credit, can be found below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2011				2010
							Total on September 30 (A)	% (6)	Total on June 30 (A)	% (6)	Total on September 30 (A)	% (6)
Discounted trade receivables and loans (1)	16,744,337	13,302,945	9,314,545	13,786,838	14,739,225	45,816,490	113,704,380	39.1	109,921,931	39.1	91,682,716	38.0
Financing	3,272,908	3,177,702	4,027,293	8,039,010	13,585,356	51,280,587	83,382,856	28.7	77,838,160	27.8	64,201,803	26.6
Agricultural and agribusiness financing	940,179	1,179,545	693,244	1,477,782	4,014,758	6,828,428	15,133,936	5.2	14,422,611	5.1	13,196,666	5.4
Subtotal	20,957,424	17,660,192	14,035,082	23,303,630	32,339,339	103,925,505	212,221,172	73.0	202,182,702	72.0	169,081,185	70.0
Leasing operations	637,852	496,650	512,956	1,425,236	2,424,980	5,369,774	10,867,448	3.7	11,700,196	4.2	15,117,535	6.3
Advances on foreign exchange contracts (2)	730,994	723,340	1,018,569	1,874,750	1,820,806	-	6,168,459	2.1	6,768,910	2.4	5,573,567	2.3
Subtotal	22,326,270	18,880,182	15,566,607	26,603,616	36,585,125	109,295,279	229,257,079	78.8	220,651,808	78.6	189,772,287	78.6
Other receivables (3)	4,607,340	2,791,047	1,199,666	2,082,159	1,569,717	166,923	12,416,852	4.3	12,067,268	4.3	11,519,299	4.8
Total loan operations	26,933,610	21,671,229	16,766,273	28,685,775	38,154,842	109,462,202	241,673,931	83.1	232,719,076	82.9	201,291,586	83.4
Sureties and guarantees (4)	920,886	1,006,702	1,008,633	2,465,466	3,989,983	34,997,044	44,388,714	15.3	43,443,374	15.5	35,293,223	14.6
Loan assignment (5)	27,467	26,327	25,395	70,854	116,035	178,710	444,788	0.2	442,156	0.2	395,332	0.2
Loan assignment – real estate receivables certificate	21,310	21,309	21,308	61,325	91,521	307,700	524,473	0.2	551,965	0.2	682,476	0.3
Co-obligation in rural loan assignment (4)	-	-	-	-	-	141,618	141,618	-	140,963	0.1	156,879	0.1
Loans available for import (4)	331,151	49,180	52,172	187,707	613,503	631,661	1,865,374	0.6	1,588,510	0.6	1,594,463	0.6
Confirmed export credits (4)	4,877	11,805	21,342	23,214	17,812	1,260	80,310	-	41,321	-	42,458	-
Acquisition of credit card receivables	431,494	192,437	137,079	356,675	403,870	97,651	1,619,206	0.6	1,286,227	0.5	1,973,442	0.8
Overall total on September 30, 2011	28,670,795	22,978,989	18,032,202	31,851,016	43,387,566	145,817,846	290,738,414	100.0
Overall total on June 30, 2011	30,241,497	20,063,656	16,194,233	33,024,232	41,241,955	139,448,019			280,213,592	100.0
Overall total on September 30, 2010	28,288,418	17,818,819	14,482,781	25,930,534	36,251,670	118,657,637					241,429,859	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Installments past due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2011				2010
						Total on September 30 (B)	% (6)	Total on June 30 (B)	% (6)	Total on September 30 (B)	% (6)
Discounted trade receivables and loans (1)	894,759	841,384	774,081	1,623,603	2,372,735	6,506,562	84.9	6,219,141	82.7	5,168,655	79.4
Financing	182,215	144,182	79,487	152,182	142,578	700,644	9.1	683,263	9.1	679,056	10.4
Agricultural and agribusiness financing	25,635	18,494	16,637	24,374	15,924	101,064	1.3	86,883	1.2	139,005	2.1
Subtotal	1,102,609	1,004,060	870,205	1,800,159	2,531,237	7,308,270	95.3	6,989,287	93.0	5,986,716	91.9
Leasing operations	78,620	58,096	32,193	61,781	57,910	288,600	3.8	391,866	5.2	440,625	6.8
Advances on foreign exchange contracts (2)	4,549	3,349	1,132	6,060	1,928	17,018	0.2	19,170	0.3	5,341	0.1
Subtotal	1,185,778	1,065,505	903,530	1,868,000	2,591,075	7,613,888	99.3	7,400,323	98.5	6,432,682	98.8
Other receivables (3)	5,954	6,722	1,903	4,180	35,740	54,499	0.7	113,611	1.5	79,593	1.2
Overall total on September 30, 2011	1,191,732	1,072,227	905,433	1,872,180	2,626,815	7,668,387	100.0
Overall total on June 30, 2011	1,239,759	1,043,036	956,317	1,866,095	2,408,727			7,513,934	100.0
Overall total on September 30, 2010	1,130,593	907,215	754,911	1,601,486	2,118,070					6,512,275	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2011				2010
							Total on September 30 (C)	% (6)	Total on June 30 (C)	% (6)	Total on September 30 (C)	% (6)
Discounted trade receivables and loans (1)	534,596	439,527	361,329	784,597	1,118,093	2,434,211	5,672,353	50.9	5,000,939	47.1	4,076,291	43.0
Financing	176,372	165,324	166,038	457,346	759,929	2,143,171	3,868,180	34.8	3,656,389	34.5	2,980,871	31.5
Agricultural and agribusiness financing	7,075	921	506	4,018	23,230	164,403	200,153	1.8	313,281	3.0	323,020	3.4
Subtotal	718,043	605,772	527,873	1,245,961	1,901,252	4,741,785	9,740,686	87.5	8,970,609	84.6	7,380,182	77.9
Leasing operations	69,689	60,450	62,697	179,249	319,319	694,254	1,385,658	12.5	1,627,516	15.4	2,085,572	22.0
Subtotal	787,732	666,222	590,570	1,425,210	2,220,571	5,436,039	11,126,344	100.0	10,598,125	100.0	9,465,754	99.9
Other receivables (3)	212	213	210	609	926	323	2,493	-	3,281	-	4,389	0.1
Overall total on September 30, 2011	787,944	666,435	590,780	1,425,819	2,221,497	5,436,362	11,128,837	100.0
Overall total on June 30, 2011	700,557	638,899	564,841	1,395,284	2,151,791	5,150,034			10,601,406	100.0
Overall total on September 30, 2010	610,945	552,435	506,451	1,248,800	1,924,208	4,627,304					9,470,143	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2011				2010
	Total on September 30 (A+B+C)	% (6)	Total on June 30 (A+B+C)	% (6)	Total on September 30 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	125,883,295	40.8	121,142,011	40.7	100,927,662	39.2
Financing	87,951,680	28.4	82,177,812	27.5	67,861,730	26.4
Agricultural and agribusiness financing	15,435,153	5.0	14,822,775	5.0	13,658,691	5.3
Subtotal	229,270,128	74.2	218,142,598	73.2	182,448,083	70.9
Leasing operations	12,541,706	4.1	13,719,578	4.6	17,643,732	6.8
Advances on foreign exchange contracts (2)	6,185,477	2.0	6,788,080	2.3	5,578,908	2.2
Subtotal	247,997,311	80.3	238,650,256	80.1	205,670,723	79.9
Other receivables (3)	12,473,844	4.0	12,184,160	4.1	11,603,281	4.5
Total loan operations	260,471,155	84.3	250,834,416	84.2	217,274,004	84.4
Sureties and guarantees (4)	44,388,714	14.3	43,443,374	14.6	35,293,223	13.7
Loan assignment (5)	444,788	0.1	442,156	0.1	395,332	0.2
Loan assignment – real estate receivables certificate	524,473	0.2	551,965	0.2	682,476	0.3
Co-obligation in rural loan assignment (4)	141,618	-	140,963	-	156,879	0.1
Loans available for imports (4)	1,865,374	0.6	1,588,510	0.5	1,594,463	0.5
Confirmed exports loans (4)	80,310	-	41,321	-	42,458	-
Acquisition of credit card receivables	1,619,206	0.5	1,286,227	0.4	1,973,442	0.8
Overall total on September 30, 2011	309,535,638	100.0
Overall total on June 30, 2011			298,328,932	100.0
Overall total on September 30, 2010					257,412,277	100.0

(1)  It includes loans of credit card operations and operations for advances of credit card receivables in the amount of R$17,110,437 thousand (R$16,713,840 thousand on June 30, 2011 and R$13,038,490 thousand on September 30, 2010);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, trade and credit receivables, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and credit purchases from storeowners) in the amount of R$11,686,662 thousand (R$11,210,660 thousand on June 30, 2011 and R$9,954,317 thousand on September 30, 2010);

(4)  Recorded in memorandum accounts;

(5)  Restated amount of loan assignment up to September 30, 2011, June 30, 2011 and September 30, 2010, respectively, net of installments received; and

(6)  Ratio between each type and the total loan portfolio including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b)   By type and risk level

	R$ thousand
	Risk levels
	AA	A	B	C	D	E	F	G	H	2011				2010
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September30	% (1)
Discounted trade receivables and loans	27,163,964	52,300,457	8,768,874	23,090,337	3,382,268	1,565,451	1,234,014	1,183,129	7,194,801	125,883,295	48.3	121,142,011	48.3	100,927,662	46.5
Financings	15,772,775	37,475,084	9,750,980	21,941,688	976,896	415,755	288,377	216,994	1,113,131	87,951,680	33.8	82,177,812	32.8	67,861,730	31.2
Agricultural and agribusiness financings	1,812,638	3,585,355	1,638,776	7,652,123	362,762	116,716	184,226	26,428	56,129	15,435,153	5.9	14,822,775	5.9	13,658,691	6.3
Subtotal	44,749,377	93,360,896	20,158,630	52,684,148	4,721,926	2,097,922	1,706,617	1,426,551	8,364,061	229,270,128	88.0	218,142,598	87.0	182,448,083	84.0
Leasing operations	101,685	4,001,194	1,900,714	5,142,577	414,938	174,771	117,433	111,093	577,301	12,541,706	4.8	13,719,578	5.4	17,643,732	8.1
Advances on foreign exchange contracts (2)	3,028,573	1,556,994	979,225	554,483	40,533	376	2,973	-	22,320	6,185,477	2.4	6,788,080	2.7	5,578,908	2.6
Subtotal	47,879,635	98,919,084	23,038,569	58,381,208	5,177,397	2,273,069	1,827,023	1,537,644	8,963,682	247,997,311	95.2	238,650,256	95.1	205,670,723	94.7
Other receivables	257,356	9,139,017	395,367	2,226,222	90,293	31,827	22,218	17,766	293,778	12,473,844	4.8	12,184,160	4.9	11,603,281	5.3
Overall total on September 30, 2011	48,136,991	108,058,101	23,433,936	60,607,430	5,267,690	2,304,896	1,849,241	1,555,410	9,257,460	260,471,155	100.0
%	18.5	41.5	9.0	23.3	2.0	0.9	0.7	0.6	3.5	100.0
Overall total on June 30, 2011	45,497,161	104,800,675	23,871,069	57,317,338	5,094,994	2,063,477	1,983,743	1,491,055	8,714,904			250,834,416	100.0
%	18.1	41.8	9.5	22.9	2.0	0.8	0.8	0.6	3.5			100.0
Overall total on September 30, 2010	36,015,252	96,104,799	22,136,406	45,830,249	4,124,854	1,883,490	1,649,379	1,306,654	8,222,921					217,274,004	100.0
%	16.6	44.2	10.2	21.1	1.9	0.9	0.7	0.6	3.8					100.0

(1)  Ratio between the type and total of loan portfolio without sureties and guarantee, assignment of loans and acquisition of receivables; and

(2)  Note 11a.

148	Report on Economic and Financial Analysis – September 2011

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and risk level

	R$ thousand
	Risk levels
	Non-performing loan operations
	AA	A	B	C	D	E	F	G	H	2011				2010
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September 30	% (1)
Outstanding installments	-	-	1,780,932	2,411,863	1,674,198	1,024,862	755,981	639,798	2,841,203	11,128,837	100.0	10,601,406	100.0	9,470,143	100.0
1 to 30	-	-	138,239	182,993	101,510	52,389	38,593	34,900	239,320	787,944	7.1	700,557	6.6	610,945	6.5
31 to 60	-	-	122,225	172,343	82,360	51,928	38,274	35,682	163,623	666,435	6.0	638,899	6.0	552,435	5.8
61 to 90	-	-	104,633	138,884	72,048	48,545	35,793	32,705	158,172	590,780	5.3	564,841	5.3	506,451	5.3
91 to 180	-	-	227,157	318,457	189,729	123,170	91,366	85,729	390,211	1,425,819	12.8	1,395,284	13.2	1,248,800	13.2
181 to 360	-	-	350,890	486,374	309,133	193,840	142,224	134,178	604,858	2,221,497	20.0	2,151,791	20.3	1,924,208	20.3
More than 360	-	-	837,788	1,112,812	919,418	554,990	409,731	316,604	1,285,019	5,436,362	48.8	5,150,034	48.6	4,627,304	48.9
Past due installments (2)	-	-	402,014	821,277	686,906	648,745	556,122	607,051	3,946,272	7,668,387	100.0	7,513,934	100.0	6,512,275	100.0
1 to 14	-	-	16,980	79,796	43,865	23,582	16,466	14,676	85,456	280,821	3.7	325,138	4.3	289,756	4.4
15 to 30	-	-	360,763	252,085	89,493	44,505	26,278	23,065	114,722	910,911	11.9	914,621	12.2	840,837	12.9
31 to 60	-	-	24,271	466,172	183,235	100,834	53,316	41,929	202,470	1,072,227	14.0	1,043,036	13.9	907,215	13.9
61 to 90	-	-	-	16,891	342,885	135,252	78,144	64,574	267,687	905,433	11.8	956,317	12.7	754,911	11.6
91 to 180	-	-	-	6,333	27,428	335,245	367,356	443,240	692,578	1,872,180	24.4	1,866,095	24.8	1,601,486	24.6
181 to 360	-	-	-	-	-	9,327	14,562	19,567	2,444,507	2,487,963	32.4	2,231,665	29.7	1,992,457	30.7
More than 360	-	-	-	-	-	-	-	-	138,852	138,852	1.8	177,062	2.4	125,613	1.9
Subtotal	-	-	2,182,946	3,233,140	2,361,104	1,673,607	1,312,103	1,246,849	6,787,475	18,797,224		18,115,340		15,982,418
Specific provision	-	-	21,829	96,994	236,111	502,081	656,051	872,795	6,787,475	9,173,336		8,668,946		7,894,836

(1)  Ratio between maturities and type of installments; and

(2)  Operations maturing after 36 months have their past-due periods multiplied by two, as allowed by CMN Rule 2,682/99.

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Notes to the Consolidated Financial Statements

	R$ thousand
	Risk levels
	Performing loan operations
	AA	A	B	C	D	E	F	G	H	2011				2010
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September 30	% (1)
Outstanding installments	48,136,991	108,058,101	21,250,990	57,374,290	2,906,586	631,289	537,138	308,561	2,469,985	241,673,931	100.0	232,719,076	100.0	201,291,586	100.0
1 to 30	3,684,165	15,007,913	1,985,922	5,499,965	253,493	74,470	49,785	39,258	338,639	26,933,610	11.1	27,971,802	12.0	26,256,377	13.0
31 to 60	3,713,221	10,963,227	1,719,705	4,723,567	194,600	50,430	34,779	26,535	245,165	21,671,229	9.0	19,119,138	8.2	16,810,956	8.4
61 to 90	4,194,740	7,406,089	1,270,654	3,538,933	126,206	33,629	21,504	16,580	157,938	16,766,273	6.9	14,950,809	6.4	13,173,867	6.5
91 to 180	5,512,877	13,299,467	2,542,694	6,584,501	316,966	70,519	48,571	34,543	275,637	28,685,775	11.9	30,009,656	12.9	23,696,644	11.8
181 to 360	6,629,889	17,652,988	3,527,586	9,359,766	398,351	101,056	65,584	49,391	370,231	38,154,842	15.8	36,101,737	15.5	31,652,149	15.7
More than 360	24,402,099	43,728,417	10,204,429	27,667,558	1,616,970	301,185	316,915	142,254	1,082,375	109,462,202	45.3	104,565,934	45.0	89,701,593	44.6
Generic provision	-	540,290	212,509	1,721,228	290,659	189,387	268,569	215,993	2,469,985	5,908,620		5,692,340		5,121,758
Overall total on September 30, 2011 (2)	48,136,991	108,058,101	23,433,936	60,607,430	5,267,690	2,304,896	1,849,241	1,555,410	9,257,460	260,471,155
Existing provision	-	541,775	239,509	3,749,331	1,418,620	1,113,053	1,248,335	1,522,827	9,257,460	19,090,910
Minimum required provision	-	540,290	234,338	1,818,222	526,770	691,468	924,620	1,088,788	9,257,460	15,081,956
Excess provision	-	1,485	5,171	1,931,109	891,850	421,585	323,715	434,039	-	4,008,954
Overall total on June 30, 2011 (2)	45,497,161	104,800,675	23,871,069	57,317,338	5,094,994	2,063,477	1,983,743	1,491,055	8,714,904			250,834,416
Existing provision	-	525,550	243,668	2,707,230	1,379,030	996,566	1,335,842	1,461,835	8,714,904			17,364,625
Minimum required provision	-	524,002	238,711	1,719,518	509,499	619,043	991,871	1,043,738	8,714,904			14,361,286
Excess provision	-	1,548	4,957	987,712	869,531	377,523	343,971	418,097	-			3,003,339
Overall total on September 30, 2010 (2)	36,015,252	96,104,799	22,136,406	45,830,249	4,124,854	1,883,490	1,649,379	1,306,654	8,222,921					217,274,004
Existing provision	-	607,522	235,627	2,599,400	1,066,455	905,684	1,104,162	1,276,969	8,222,921					16,018,740
Minimum required provision	-	480,524	221,364	1,374,907	412,485	565,047	824,689	914,657	8,222,921					13,016,594
Excess provision	-	126,998	14,263	1,224,493	653,970	340,637	279,473	362,312	-					3,002,146

(1)  Ratio between maturities and types; and

(2)  The overall total includes performing loan operations in the amount of R$241,673,931 thousand (R$232,719,076 thousand on June 30, 2011 and R$201,291,586 thousand on September 30, 2010) and non-performing loan operations of R$18,797,224  thousand (R$18,115,340 thousand on June 30, 2011 and R$15,982,418 thousand on September 30, 2010).

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Notes to the Consolidated Financial Statements

d) Concentration of loan operations

	R$ thousand
	2011				2010
	September 30%		June 30%		September 30%
Largest borrower	2,400,490	0.9	2,242,730	0.9	2,364,686	1.1
10 largest borrowers	14,567,125	5.6	14,636,948	5.8	13,054,180	6.0
20 largest borrowers	23,529,678	9.0	22,979,451	9.2	20,232,808	9.3
50 largest borrowers	37,557,724	14.4	36,274,219	14.5	31,571,613	14.5
100 largest borrowers	47,917,263	18.4	45,964,280	18.3	40,380,290	18.6

e) By economic activity sector

	R$ thousand
	2011				2010
	September 30%		June 30%		September 30%
Public sector	1,407,391	0.5	1,082,773	0.4	960,301	0.4
Federal Government	1,077,849	0.4	748,742	0.3	526,527	0.2
Petrochemical	1,071,039	0.4	739,614	0.3	511,020	0.2
Financial intermediaries	6,810	-	9,128	-	15,507	-
State Government	329,542	0.1	334,031	0.1	433,774	0.2
Production and distribution of electricity	329,542	0.1	334,031	0.1	433,774	0.2
Private sector	259,063,764	99.5	249,751,643	99.6	216,313,703	99.6
Manufacturing	51,430,587	19.7	49,380,260	19.7	44,446,043	20.4
Food products and beverages	12,964,638	5.0	12,532,737	5.0	11,854,582	5.5
Steel, metallurgy and mechanics	8,689,172	3.3	8,179,044	3.3	7,143,603	3.3
Pulp and paper	3,909,816	1.5	3,295,455	1.3	2,979,109	1.4
Chemical	3,463,407	1.3	4,027,414	1.6	4,496,717	2.1
Oil refining and production of alcohol	3,312,713	1.3	2,894,091	1.2	2,126,614	1.0
Textiles and apparel	3,170,915	1.2	3,051,636	1.2	2,367,136	1.1
Light and heavy vehicles	2,781,897	1.1	2,435,224	1.0	1,995,873	0.9
Rubber and plastic articles	2,608,400	1.0	2,427,940	1.0	2,258,115	1.0
Electric and electronic products	2,099,509	0.8	2,072,428	0.8	1,782,765	0.8
Furniture and wood products	1,901,059	0.7	1,726,563	0.7	1,528,372	0.7
Extraction of metallic and non-metallic ores	1,567,574	0.6	1,960,527	0.8	1,801,779	0.8
Non-metallic materials	1,543,097	0.6	1,448,775	0.6	1,156,517	0.5
Automotive parts and accessories	1,085,706	0.4	972,488	0.4	915,530	0.4
Publishing, printing and reproduction	660,484	0.3	614,404	0.2	479,560	0.2
Leather articles	575,461	0.2	630,635	0.2	480,652	0.2
Other industries	1,096,739	0.4	1,110,899	0.4	1,079,119	0.5
Commerce	40,859,935	15.7	39,648,959	15.8	31,104,293	14.2
Merchandise in specialty stores	10,551,239	4.1	10,410,376	4.2	7,632,205	3.5
Food products, beverages and tobacco	5,002,391	1.9	4,579,454	1.8	3,940,514	1.8
Non-specialized retailer	4,000,675	1.5	3,818,923	1.5	2,838,491	1.3
Automobile	3,387,420	1.3	3,296,244	1.3	2,869,368	1.3
Clothing and footwear	3,323,054	1.3	3,496,046	1.4	2,303,316	1.1
Motor vehicle repairs, parts and accessories	2,822,564	1.1	2,724,484	1.1	2,195,399	1.0
Grooming and household articles	2,647,925	1.0	2,592,479	1.0	2,009,895	0.9
Waste and scrap	1,861,631	0.7	1,753,392	0.7	1,531,995	0.7

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Notes to the Consolidated Financial Statements

	R$ thousand
	2011				2010
	September 30%		June 30%		September 30%
Fuel	1,843,528	0.7	1,756,401	0.7	1,398,349	0.6
Trade intermediary	1,615,444	0.6	1,550,546	0.6	1,344,078	0.6
Wholesale of goods in general	1,397,319	0.5	1,334,514	0.5	1,140,490	0.5
Agricultural products	1,115,535	0.4	1,089,642	0.5	818,752	0.4
Other commerce	1,291,210	0.6	1,246,458	0.5	1,081,441	0.5
Financial intermediaries	688,405	0.3	821,461	0.3	602,936	0.3
Services	58,398,110	22.4	54,858,275	21.9	45,536,387	21.1
Transportation and storage	14,854,957	5.7	14,392,237	5.7	11,608,318	5.3
Civil construction	14,551,505	5.6	13,383,208	5.3	10,087,159	4.6
Real estate activities, rentals and corporate services	10,214,750	3.9	9,806,687	3.9	9,215,153	4.2
Production and distribution of electric power, gas and water	4,824,328	1.9	4,768,529	1.9	4,921,142	2.3
Holding companies, legal, accounting and business advisory services	2,334,367	0.9	1,925,993	0.8	1,926,865	0.9
Hotels and catering	2,153,860	0.8	2,037,894	0.8	1,675,494	0.8
Social services, education, health, defense and social security	2,007,467	0.8	1,934,529	0.8	1,671,285	0.8
Clubs, leisure, cultural and sport activities	1,659,290	0.6	1,496,658	0.6	1,247,045	0.6
Telecommunications	518,440	0.2	448,868	0.2	414,081	0.2
Other services	5,279,146	2.0	4,663,672	1.9	2,769,845	1.4
Agriculture, cattle raising, fishing, forestry and timber industry	3,785,721	1.5	3,580,621	1.4	2,970,007	1.4
Individuals	103,901,006	39.9	101,462,067	40.5	91,654,037	42.2
Total	260,471,155	100.0	250,834,416	100.0	217,274,004	100.0

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Notes to the Consolidated Financial Statements

f) Breakdown of loan operations and allowance for loan losses

Risk level	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2011		2010
	Past due	Outstanding	Total – non-performing loans				% September 30 YTD (2)	% June 30 YTD (2)	% September 30 YTD (2)
AA	-	-	-	48,136,991	48,136,991	18.5	18.5	18.1	16.6
A	-	-	-	108,058,101	108,058,101	41.5	60.0	59.9	60.8
B	402,014	1,780,932	2,182,946	21,250,990	23,433,936	9.0	69.0	69.4	71.0
C	821,277	2,411,863	3,233,140	57,374,290	60,607,430	23.3	92.3	92.3	92.1
Subtotal	1,223,291	4,192,795	5,416,086	234,820,372	240,236,458	92.3
D	686,906	1,674,198	2,361,104	2,906,586	5,267,690	2.0	94.3	94.3	94.0
E	648,745	1,024,862	1,673,607	631,289	2,304,896	0.9	95.2	95.1	94.9
F	556,122	755,981	1,312,103	537,138	1,849,241	0.7	95.9	95.9	95.6
G	607,051	639,798	1,246,849	308,561	1,555,410	0.6	96.5	96.5	96.2
H	3,946,272	2,841,203	6,787,475	2,469,985	9,257,460	3.5	100.0	100.0	100.0
Subtotal	6,445,096	6,936,042	13,381,138	6,853,559	20,234,697	7.7
Overall total on September 30, 2011	7,668,387	11,128,837	18,797,224	241,673,931	260,471,155	100.0
%	2.9	4.3	7.2	92.8	100.0
Overall total on June 30, 2011	7,513,934	10,601,406	18,115,340	232,719,076	250,834,416
%	3.0	4.2	7.2	92.8	100.0
Overall total on September 30, 2010	6,512,275	9,470,143	15,982,418	201,291,586	217,274,004
%	3.0	4.4	7.4	92.6	100.0

(1)  Ratio between risk level and total portfolio; and

(2)  Accumulated ratio between risk level and total portfolio.

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Notes to the Consolidated Financial Statements

Risk level	R$ thousand
	Allowance
	Minimum required allowance	Minimum required					Additional	Existing	2011		2010
		Specific			Generic	Total			% September 30 YTD (1)	% June 30 YTD (1)	% September 30 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	540,290	540,290	1,485	541,775	0.5	0.5	0.6
B	1.0	4,020	17,809	21,829	212,509	234,338	5,171	239,509	1.0	1.0	1.1
C	3.0	24,638	72,356	96,994	1,721,228	1,818,222	1,931,109	3,749,331	6.2	4.7	5.7
Subtotal		28,658	90,165	118,823	2,474,027	2,592,850	1,937,765	4,530,615	1.9	1.5	1.7
D	10.0	68,691	167,420	236,111	290,659	526,770	891,850	1,418,620	26.9	27.1	25.9
E	30.0	194,623	307,458	502,081	189,387	691,468	421,585	1,113,053	48.3	48.3	48.1
F	50.0	278,061	377,990	656,051	268,569	924,620	323,715	1,248,335	67.5	67.3	66.9
G	70.0	424,936	447,859	872,795	215,993	1,088,788	434,039	1,522,827	97.9	98.0	97.7
H	100.0	3,946,272	2,841,203	6,787,475	2,469,985	9,257,460	-	9,257,460	100.0	100.0	100.0
Subtotal		4,912,583	4,141,930	9,054,513	3,434,593	12,489,106	2,071,189	14,560,295	72.0	71.8	73.2
Overall total on September 30, 2011		4,941,241	4,232,095	9,173,336	5,908,620	15,081,956	4,008,954	19,090,910	7.3
%		25.9	22.2	48.1	30.9	79.0	21.0	100.0
Overall total on June 30, 2011		4,729,782	3,939,164	8,668,946	5,692,340	14,361,286	3,003,339	17,364,625		6.9
%		27.2	22.7	49.9	32.8	82.7	17.3	100.0
Overall total on September 30, 2010		4,229,424	3,665,412	7,894,836	5,121,758	13,016,594	3,002,146	16,018,740			7.4
%		26.4	22.9	49.3	32.0	81.3	18.7	100.0

(1)  Ratio between existing allowance and total portfolio by risk level.

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Notes to the Consolidated Financial Statements

g) Changes in allowance for loan losses

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Opening balance	17,364,625	16,740,058	16,289,671	16,313,243
- Specific provision (1)	8,668,946	8,298,470	7,898,327	8,886,147
- Generic provision (2)	5,692,340	5,438,685	5,389,925	4,424,421
- Excess provision (3)	3,003,339	3,002,903	3,001,419	3,002,675
Additions	3,905,934	2,685,136	9,125,115	6,737,963
Reductions	(2,179,649)	(2,060,569)	(6,323,876)	(7,032,466)
Closing balance	19,090,910	17,364,625	19,090,910	16,018,740
- Specific provision (1)	9,173,336	8,668,946	9,173,336	7,894,836
- Generic provision (2)	5,908,620	5,692,340	5,908,620	5,121,758
- Excess provision (3)	4,008,954	3,003,339	4,008,954	3,002,146

(1)  For operations with installments overdue for more than 14 days;

(2)  Recorded based on the customer/transaction classification and, accordingly, not included in the preceding item; and

(3)  The additional provision is recorded based on Management's experience and expected realization of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risks, together with the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682/99. The additional provision per customer was classified according to the corresponding risk levels (Note 10f).

h) Allowance for loan losses (ALL) expenses net of amounts recovered

Expenses with the allowance for loan losses, net of recoveries of written-off credits, are as follows.

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Amount recorded	3,905,934	2,685,136	9,125,115	6,737,963
Amount recovered (1)	(733,521)	(704,081)	(2,051,092)	(1,954,481)
ALL expense net of amounts recovered	3,172,413	1,981,055	7,074,023	4,783,482

(1)  Classified in income from loan operations (Note 10j).

i) Changes in renegotiated portfolio

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Opening balance	7,804,324	7,273,546	6,911,604	5,546,177
Amount renegotiated	2,062,516	2,099,275	5,834,659	4,325,474
Amount received	(938,269)	(906,538)	(2,608,743)	(1,773,082)
Write-offs	(638,696)	(661,959)	(1,847,645)	(1,427,424)
Closing balance	8,289,875	7,804,324	8,289,875	6,671,145
Allowance for loan losses	5,168,704	4,851,715	5,168,704	4,197,715
Percentage on renegotiated portfolio	62.3%	62.2%	62.3%	62.9%

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Notes to the Consolidated Financial Statements

j) Income on loan and leasing operations

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Discounted trade receivables and loans	8,247,645	7,717,526	23,150,131	18,436,376
Financings	3,015,292	2,626,149	8,068,215	6,100,919
Agricultural and agribusiness loans	256,617	245,164	778,293	810,552
Subtotal	11,519,554	10,588,839	31,996,639	25,347,847
Recovery of credits charged-off as loss	733,521	704,081	2,051,092	1,954,481
Subtotal	12,253,075	11,292,920	34,047,731	27,302,328
Leasing net of expenses	310,773	441,044	1,196,675	1,732,873
Total	12,563,848	11,733,964	35,244,406	29,035,201

11)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balance sheet accounts

	R$ thousand
	2011		2010
	September 30	June 30	September 30
Assets – other receivables
Exchange purchases pending settlement	10,612,982	11,235,550	12,100,799
Exchange sale receivables	3,488,401	3,183,493	6,827,865
(-) Advances in local currency received	(165,716)	(539,566)	(316,462)
Income receivable on advances granted	64,065	50,127	86,455
Total	13,999,732	13,929,604	18,698,657
Liabilities – other liabilities
Exchange sales pending settlement	3,514,895	3,162,492	6,804,667
Exchange purchase payables	9,756,448	11,528,464	12,461,631
(-) Advances on foreign exchange contracts	(6,185,477)	(6,788,080)	(5,578,908)
Other	5,315	4,823	9,236
Total	7,091,181	7,907,699	13,696,626
Net foreign exchange portfolio	6,908,551	6,021,905	5,002,031
Memorandum accounts:
- Loans available for imports	1,865,374	1,588,510	1,594,463
- Confirmed exports loans	80,310	41,321	42,548

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Notes to the Consolidated Financial Statements

Foreign exchange results

Breakdown of foreign exchange transaction results adjusted to facilitate presentation

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Foreign exchange operations result	784,613	142,010	1,056,034	409,820
Adjustments:
- Income on foreign currency financing (1)	136,359	5,313	146,775	44,025
- Income on export financing (1)	160,966	119,700	395,237	277,835
- Income on foreign investments (2)	312,471	378	313,001	27,887
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(1,107,498)	11,264	(1,099,189)	(232,129)
- Funding expenses (4)	(74,501)	(71,140)	(216,700)	(197,668)
- Other	(35,389)	(53,093)	(144,691)	(21,871)
Total adjustments	(607,592)	12,422	(605,567)	(101,921)
Adjusted foreign exchange operations result	177,021	154,432	450,467	307,899

(1)  Recognized in item “Income from loan operations;”

(2)  Recognized in item “Income on securities transactions;”

(3)  Related to funds for financing advances on foreign exchange contracts and import financing, classified in item “Borrowing and onlending expenses;” and

(4)  Refer to funding expenses of investments on foreign exchange transactions.

b)   Sundry

	R$ thousand
	2011		2010
	September 30	June 30	September 30
Tax credits (Note 34c)	21,659,214	19,979,224	17,187,593
Credit card operations	13,305,868	12,496,887	11,927,759
Borrowers by escrow deposits	9,097,143	8,251,539	7,290,302
Prepaid taxes (1)	4,300,796	4,635,965	2,103,925
Sundry borrowers	2,571,916	2,671,777	2,149,807
Trade and credit receivables (2)	1,197,615	1,353,959	2,074,690
Advances to Fundo Garantidor de Crédito (Deposit Guarantee Fund – FGC)	395,765	441,431	578,426
Payments to be reimbursed	510,726	455,950	503,866
Receivables from sale of assets	66,334	66,910	65,949
Other	329,658	370,621	308,089
Total	53,435,035	50,724,263	44,190,406

(1)  Includes taxes to be offset amounting to R$2,506,844 thousand (R$2,911,634 thousand on June 30, 2011), which was made available in the second quarter of 2011 and started to be offset in the third quarter of 2011, due to the conclusion of legal proceedings; and

(2)  Includes receivables from the acquisition of financial assets from loan operations without substantial transfer of risks and benefits.

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Notes to the Consolidated Financial Statements

12)    OTHER ASSETS

a)   Foreclosed assets/others

	R$ thousand
	Cost	Provision for losses	Residual value
			2011		2010
			September 30	June 30	September 30
Real estate	160,429	(32,448)	127,981	113,212	109,725
Goods subject to special conditions	58,610	(58,610)	-	-	-
Vehicles and similar	373,235	(116,702)	256,533	261,190	332,990
Inventories/warehouse	59,519	-	59,519	41,399	21,258
Machinery and equipment	16,574	(6,670)	9,904	9,362	10,565
Others	8,238	(7,263)	975	1,100	1,139
Total on September 30, 2011	676,605	(221,693)	454,912
Total on June 30, 2011	652,451	(226,188)		426,263
Total on September 30, 2010	735,123	(259,446)			475,677

b)   Prepaid expenses

	R$ thousand
	2011		2010
	September 30	June 30	September 30
Commission on the placement of financing (1)	1,069,559	896,224	681,846
Insurance selling expenses (2)	561,158	523,900	461,195
Advertising and publicity expenses (3)	73,524	87,999	55,917
Other	180,181	160,645	156,809
Total	1,884,422	1,668,768	1,355,767

(1)  Commissions paid to storeowners and car dealers;

(2)  Commissions paid to brokers for the sale of insurance, private pension plans and savings bond products; and

(3)  Prepaid expenses of future advertising and marketing campaigns.

13)    INVESTMENTS

a)   Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2011		2010
	September 30	June 30	September 30
- IRB-Brasil Resseguros S.A.	465,643	448,234	439,337
- Integritas Participações S.A.	455,594	452,446	425,184
- BES Investimento do Brasil S.A.	99,274	97,282	91,651
- Other	171,863	167,585	177,920
Total in affiliates	1,192,374	1,165,547	1,134,092
- Tax incentives	239,646	239,760	260,323
- Other investments	552,018	556,786	503,843
Provision for:
- Tax incentives	(211,578)	(212,912)	(231,295)
- Other investments	(51,432)	(50,212)	(51,105)
Overall total of investments	1,721,028	1,698,969	1,615,858

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Notes to the Consolidated Financial Statements

b)   The adjustments resulting from the equity accounting for investments were recorded in income statements, under “Equity in the Earnings of Unconsolidated Companies” and corresponded to R$90,732 thousand in the nine-month period ended September 30, 2011 (R$66,689 thousand in the nine-month period ended September 30, 2010) and R$40,667 thousand in the third quarter of 2011 (R$15,877 thousand in the second quarter of 2011).

Companies	R$ thousand
	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Equity accounting adjustments (1)
							2011			2010
			Common	Preferred			3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
IRB-Brasil Resseguros S.A. (2)	1,350,000	2,192,293	-	212	21.24%	232,721	17,087	5,243	49,430	25,076
BES Investimento do Brasil S.A. – Banco de Investimento (2)	320,000	496,368	10,745	10,745	20.00%	50,205	4,792	1,670	10,041	10,177
Integritas Participações S.A.(2)	57,406	667,845	22,581	-	22.32%	29,458	4,577	2,046	6,575	16,497
Other (2)							14,211	6,918	24,686	14,939
Equity in the earnings of unconsolidated companies							40,667	15,877	90,732	66,689

(1)  Equity adjustments comprise participation in the results recorded by the companies as from their acquisition and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable; and

(2)  Based on back-dated financial information.

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Notes to the Consolidated Financial Statements

14)    PREMISES AND EQUIPMENT AND LEASED ASSETS

These assets are stated at acquisition cost. Depreciation is calculated based on the straight-line method at annual rates which take into consideration their economic useful lives.

	R$ thousand
	Annual rate	Cost	Depreciation	Residual value
				2011		2010
				September 30	June 30	September 30
Premises and equipment:
- Buildings	4%	814,337	(367,052)	447,285	424,928	278,203
- Land	-	364,920	-	364,920	351,197	345,182
Facilities, furniture and equipment in use	10%	3,901,667	(2,173,266)	1,728,401	1,623,213	1,495,997
Security and communication systems	10%	221,276	(136,268)	85,008	83,833	77,633
Data processing systems	20 to 50%	3,751,859	(2,594,074)	1,157,785	1,161,161	1,185,259
Transportation systems	20%	52,945	(24,762)	28,183	11,679	13,525
Subtotal		9,107,004	(5,295,422)	3,811,582	3,656,011	3,395,799
Leased assets		8,946	(7,888)	1,058	1,857	5,251
Total on September 30, 2011		9,115,950	(5,303,310)	3,812,640
Total on June 30, 2011		8,948,629	(5,290,761)		3,657,868
Total on September 30, 2010		8,289,042	(4,887,992)			3,401,050

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Notes to the Consolidated Financial Statements

Bradesco Organization’s premises and equipment present an unrecorded surplus value of R$2,978,978 thousand (R$2,889,995 thousand  on June 30, 2011 and R$2,070,510 thousand on September 30, 2010), which results in large part from the increase in their market price, based on appraisal reports prepared by independent experts in 2011, 2010 and 2009.

The fixed asset to reference shareholders’ equity ratio in the “economic-financial consolidated”, which includes all entities of the Group, is 16.74% (17.33% on June 30, 2011 and 16.66% on September 30, 2010), and in the “financial consolidated”, which includes only the financial institutions of the Group (ex.: bank, securities, etc.),  is 44.11% (47.13% on June 30, 2011 and 47.29% on September 30, 2010), whereas the maximum limit is 50%.

The difference between the fixed assets to shareholders’ equity ratio in the “economic-financial consolidated” and in the “financial consolidated” is due to non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “financial consolidated.” Whenever necessary, we may reallocate the funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate reorganization between the financial and non-financial companies, thus improving the ratio.

15)    INTANGIBLE ASSETS

a)   Goodwill

Goodwill from investment acquisitions amounted to R$2,821,874 thousand, net of accrued amortization, when applicable,  of which: (i) R$509,666 thousand represents the difference between the purchase price and the book value of the net assets acquired, which is recorded in Permanent Assets – Investments (BM&FBOVESPA and Integritas/Fleury shares), to be amortized upon their realization; and (ii) R$2,312,208 thousand representing future profitability/client portfolio, which is amortized over twenty years, net of accrued amortization , when applicable.

In the period ended September 30, 2011, goodwill amortization totaled R$198,481 thousand (R$171,514 thousand on September 30, 2010) and R$66,256 thousand in the third quarter of 2011 (R$66,490 thousand in the second quarter of 2011) (Note 29).

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b)   Intangible assets

Acquired intangible assets comprise:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Residual value
				2011		2010
				September 30	June 30	September 30
Acquisition of banking services rights	Contract (4)	4,089,496	(2,265,071)	1,824,425	1,731,170	1,294,834
Software (2)	20% to 50%	4,847,124	(2,511,107)	2,336,017	2,203,236	1,877,168
Future profitability/client portfolio (3)	Up to 20%	2,888,067	(575,859)	2,312,208	2,404,087	2,478,254
Other	20%	107,540	(62,503)	45,037	40,735	56,160
Total on September 30, 2011		11,932,227	(5,414,540)	6,517,687
Total on June 30, 2011		11,433,948	(5,054,720)		6,379,228
Total on September 30, 2010		9,850,064	(4,143,648)			5,706,416

(1)  Intangible assets are amortized over the estimated period of economic benefit and charged under “other administrative expenses” and “other operating expenses”, when applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed by goodwill on the acquisition of interest in Banco Ibi - R$942,720 thousand, Odontoprev - R$351,870 thousand, Ágora Corretora - R$188,427 thousand, Ibi México - R$25,255 thousand, Europ Assistance Serviços de Assistência Personalizados - R$23,243 thousand, CBSS – Cia. Brasileira de Soluções e Serviços - R$160,613 thousand and Cielo S.A. - R$408,014 thousand, net of accrued amortization, when applicable; and

(4)  Based on each pay-back agreement.

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c)   Change in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ client portfolio	Other	Total
Balance on December 31, 2010	1,909,831	1,992,843	2,416,496	39,981	6,359,151
Additions/reductions	433,835	658,795	94,193	6,994	1,193,817
Amortization for the period	(519,241)	(315,621)	(198,481)	(1,938)	(1,035,281)
Balance on September 30, 2011	1,824,425	2,336,017	2,312,208	45,037	6,517,687

16)    DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
● Demand deposits (1)	31,861,863	-	-	-	31,861,863	33,007,178	33,903,803
● Savings deposits (1)	56,583,682	-	-	-	56,583,682	54,810,856	50,113,236
● Interbank deposits	145,879	170,483	51,291	2,269	369,922	328,507	445,321
● Time deposits (2)	22,012,992	18,777,058	10,294,815	84,763,628	135,848,493	125,385,063	100,730,273
● Other – investment deposits	-	-	-	-	-	29,307	1,001,625
Overall total on September 30, 2011	110,604,416	18,947,541	10,346,106	84,765,897	224,663,960
%	49.3	8.4	4.6	37.7	100.0
Overall total on June 30, 2011	99,878,689	22,142,265	12,632,553	78,907,404		213,560,911
%	46.8	10.4	5.9	36.9		100.0
Overall total on September 30, 2010	94,162,844	9,663,098	8,491,795	73,876,521			186,194,258
%	50.6	5.2	4.5	39.7			100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the maturities established in investments.

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b)   Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Own portfolio	81,953,454	5,168,840	8,227,290	35,948,008	131,297,592	122,649,403	96,827,072
● Government securities	79,133,711	517,898	243,184	45,493	79,940,286	72,428,367	51,025,063
● Debentures of own issuance	943,825	3,680,581	7,568,754	35,332,529	47,525,689	47,114,965	43,182,394
● Foreign	1,875,918	970,361	415,352	569,986	3,831,617	3,106,071	2,619,615
Third-party portfolio (1)	35,730,466	519,982	-	-	36,250,448	34,995,792	56,143,200
Unrestricted portfolio (1)	313,626	3,579,427	-	16,482	3,909,535	6,559,300	4,038,465
Overall total on September 30, 2011 (2)	117,997,546	9,268,249	8,227,290	35,964,490	171,457,575
%	68.8	5.4	4.8	21.0	100.0
Overall total on June 30, 2011 (2)	109,502,097	11,923,542	9,685,647	33,093,209		164,204,495
%	66.7	7.3	5.8	20.2		100.0
Overall total on September 30, 2010 (2)	105,145,858	12,981,922	6,191,739	32,689,218			157,008,737
%	67.0	8.3	3.9	20.8			100.0

(1)  Represented by government securities; and

(2)  Includes R$45,155,626 thousand (R$44,223,223 thousand on June 30, 2011 and R$34,017,837 thousand on September 30, 2010) of investment funds in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, cI and  d).

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c)   Funds from issuance of securities

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Securities - domestic:
- Mortgage bonds	143,185	636,236	559,920	-	1,339,341	1,327,042	1,001,672
- Letters of credit for real estate	130,593	427,680	1,082,460	108,561	1,749,294	1,521,421	506,901
- Letters of credit for agribusiness	138,356	1,054,157	728,010	433,496	2,354,019	1,835,032	1,882,554
- Financial bills	-	-	4,502,725	14,781,930	19,284,655	17,422,124	4,046,774
- Debentures (1)	-	-	-	-	-	-	761,813
Subtotal	412,134	2,118,073	6,873,115	15,323,987	24,727,309	22,105,619	8,199,714
Securities - foreign:
- MTN Program Issues (2)	26,979	-	-	4,370,636	4,397,615	3,692,051	1,701,314
- Securitization of future flow of money orders received from abroad (Note 16d)	6,368	220,210	285,480	3,268,138	3,780,196	3,269,812	3,828,499
- Securitization of future flow of credit card bill receivables from cardholders resident abroad (Note 16d)	-	-	-	-	-	-	46,161
- Issuance costs	-	-	-	(26,470)	(26,470)	(23,920)	(26,304)
Subtotal	33,347	220,210	285,480	7,612,304	8,151,341	6,937,943	5,549,670
Overall total on September 30, 2011	445,481	2,338,283	7,158,595	22,936,291	32,878,650
%	1.4	7.1	21.7	69.8	100.0
Overall total on June 30, 2011	397,925	2,126,188	5,872,566	20,646,883		29,043,562
%	1.4	7.3	20.2	71.1		100.0
Overall total on September 30, 2010	593,078	1,560,501	2,484,204	9,111,601			13,749,384
%	4.3	11.4	18.1	66.2			100.0

(1)  Past due transactions on May 1, 2011 referring to issuances of simple debentures not convertible into Bradesco Leasing S.A. Arrendamento Mercantil shares; and

(2)  Issuance of securities in the foreign market for costumers’ foreign exchange operations, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports, financing of imports and working capital financing, substantially in the medium and long terms.

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d)   Since 2003, the Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited are financed with long-term debt and settled through future cash flows of the underlying assets, which basically include:

(i)  Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as a paying agent; and

(ii) Current and future flows of credit card receivables arising from expenditures in Brazil by holders of credit cards issued outside Brazil.

Long-term notes issued by the SPEs and sold to investors are settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if SPEs’ operations are discontinued.

Funds from the sale of current and future money order flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a minimum limit is attained.

We present below the main features of the notes issued by SPEs:

	R$ thousand
	Date of issue	Transaction amount	Maturity	Total
				2011		2010
				September 30	June 30	September 30
Securitization of future flow of money orders received from abroad	7.28.2004	305,400	8.20.2012	27,568	30,972	53,825
	6.11.2007	481,550	5.20.2014	289,516	268,109	370,279
	6.11.2007	481,550	5.20.2014	289,378	267,937	370,093
	12.20.2007	354,260	11.20.2014	222,206	202,656	270,658
	12.20.2007	354,260	11.20.2014	222,206	202,656	270,658
	3.6.2008	836,000	5.22.2017 (1)	926,097	779,573	845,901
	12.19.2008	1,168,500	2.20.2019 (2)	925,764	779,328	845,657
	12.17.2009	133,673	11.20.2014	138,674	116,740	126,657
	12.17.2009	133,673	2.20.2017	138,172	116,286	126,200
	12.17.2009	89,115	2.20.2020	92,091	77,503	84,110
	8.20.2010	307,948	8.21.2017	323,609	272,386	295,519
	9.29.2010	170,530	8.21.2017	184,915	155,666	168,942
Total		4,816,459		3,780,196	3,269,812	3,828,499
Securitization of future flow of credit card bill receivables from cardholders resident abroad	7.10.2003	800,818	6.15.2011(3)	-	-	46,161
Total		800,818		-	-	46,161

(1)    The maturity date was postponed from May 20, 2015 to May 22, 2017;

(2)    The maturity date was postponed from February 20, 2015 to February 22, 2016 and from February 22, 2016 to February 20, 2019; and

(3)    Security settled on June 15, 2011.

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e)   Expenses with funding and monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Savings deposits	1,006,088	922,912	2,807,542	2,147,559
Time deposits	3,739,482	3,408,639	10,252,503	7,510,391
Federal funds purchased and securities sold under agreements to repurchase	5,189,102	4,607,268	14,325,743	8,906,765
Funds from issuance of securities	1,073,224	647,451	2,220,555	650,302
Other funding expenses	118,493	92,020	299,163	257,488
Subtotal	11,126,389	9,678,290	29,905,506	19,472,505
Expenses for monetary restatement for inflation and interest on technical provisions from insurance, private pension plans and savings bonds	1,582,155	1,382,278	4,667,434	4,329,305
Total	12,708,544	11,060,568	34,572,940	23,801,810

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17)    BORROWING AND ONLENDING

a)   Borrowing

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Foreign	1,586,609	6,118,779	4,018,987	1,515,502	13,239,877	11,280,466	9,130,315
Overall total on September 30, 2011	1,586,609	6,118,779	4,018,987	1,515,502	13,239,877
%	12.0	46.2	30.4	11.4	100.0
Overall total on June 30, 2011	2,414,831	4,725,350	3,245,480	894,805		11,280,466
%	21.4	41.9	28.8	7.9		100.0
Overall total on September 30, 2010	1,683,148	4,110,480	2,214,302	1,122,385			9,130,315
%	18.4	45.0	24.3	12.3			100.0

b)   Onlending

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Local	1,268,920	4,775,497	5,665,254	24,043,635	35,753,306	33,898,969	28,401,824
- National Treasury	-	-	67,642	-	67,642	17,087	24,193
- BNDES	436,296	2,174,329	2,400,676	8,467,336	13,478,637	12,910,312	11,484,469
- CEF	1,621	7,231	8,677	53,622	71,151	72,762	87,459
- FINAME	831,003	2,593,937	3,188,259	15,522,046	22,135,245	20,898,181	16,805,076
- Other institutions	-	-	-	631	631	627	627
Foreign	64,292	-	-	-	64,292	28,194	465,851
Overall total on September 30, 2011	1,333,212	4,775,497	5,665,254	24,043,635	35,817,598
%	3.8	13.3	15.8	67.1	100.0
Overall total on June 30, 2011	1,176,055	4,649,036	4,609,152	23,492,920		33,927,163
%	3.5	13.7	13.6	69.2		100.0
Overall total on September 30, 2010	1,119,374	3,625,703	3,856,054	20,266,544			28,867,675
%	3.9	12.6	13.3	70.2			100.0

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c)   Borrowing and onlending expenses

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Borrowing:
- Local	312	340	1,675	2,065
- Foreign	35,219	20,022	73,470	44,972
Subtotal borrowing	35,531	20,362	75,145	47,037
Local onlending:
- National Treasury	645	162	986	2,210
- BNDES	201,397	186,654	569,978	440,238
- CEF	1,602	1,201	4,552	5,211
- FINAME	306,232	243,790	772,420	584,636
- Other institutions	5	6	16	77
Foreign onlending:
- Payables to foreign bankers (Note 11a)	1,107,498	(11,264)	1,099,189	232,129
- Other expenses with foreign onlending	4,705,952	(866,900)	3,395,227	(504,603)
- Exchange variation from investments abroad	(2,434,428)	-	(2,434,428)	-
Subtotal onlending	3,888,903	(446,351)	3,407,940	759,898
Total	3,924,434	(425,989)	3,483,085	806,935

18)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements; however,  there are ongoing proceedings whose chances of success are assessed as probable, such as: a) Social Integration Program (PIS), claiming the offset of PIS on Revenues, paid in accordance with Decree-Laws 2445/88 and 2449/88, regarding the payment exceeding the amount due under Supplementary Law 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, whose decision may lead to the reimbursement of the amounts paid.

b)   Provisions and contingent liabilities classified as probable losses and legal obligations– tax and social security

The Bradesco Organization is currently party to a number of labor, civil and tax lawsuits, arising from the normal course of its business activities.

Provisions were recorded based on the opinion of legal advisors, the type of lawsuit, similarity with previous lawsuits, complexity and positioning of the courts, whenever a loss is deemed probable.

Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

Liability related to litigation is held until the definite successful outcome of the lawsuit, represented by favorable judicial decisions, for which appeals can no longer be lodged or due to the statute of limitation.

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               I -   Labor claims

These are claims brought by former employees seeking indemnifications, especially for unpaid overtime. In proceedings requiring judicial deposit, except for lawsuits with appeal deposits, the amount of labor provision is recorded considering the effective perspective of loss of these deposits. For other proceedings, the provision is recorded based on the average of payments made for claims settled in the last 12 months.

Upon implementation of more effective control over working hours in 1992, through the use of electronic time cards, overtime is paid regularly during the employment contract and, accordingly, the amount of claims on an individual basis subsequent to 1997 dropped substantially.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to notarized protests, returned checks, the inclusion of information about debtors in the restricted credit registry and the reincorporation of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled by computer-based systems and provisioned whenever the loss is assessed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

The issues discussed in lawsuits relating to protests, returned checks and information on debtors in the credit restriction registry usually are not events that cause a significant impact on our statements of income. Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

It is worth noting the significant number of legal claims pleading the incidence of inflation rates which were excluded from the monetary restatement of savings accounts balances due to Government Economic Plans which were part of the Government economic policy to reduce inflation in the past. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been provisioned taking into consideration claims effectively notified and their assessed loss perspectives, taking into consideration the current judicial decision of the Superior Court of Justice (STJ).

Regarding the disputes related to Economic Plans, it is worth noting two aspects: a) the bank does not expect any significant provisions to be recorded in excess of what has been provided for, as the legal periods for new claims has expired; and b) the “APDF”/165 lawsuit (failure to comply with fundamental concepts) brought by the National Confederation of the Financial System (CONSIF), aiming at suspending all the pending lawsuits about economic plans is pending judgment by the Federal Supreme Court (STF).

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             III -   Legal obligations – provision for tax risks

The Bradesco Organization is disputing in court the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, although there are good chances for a favorable outcome in the medium- and long-term, based on the opinion of the legal advisors.

The main issues are:

-   Cofins – R$6,008,316 thousand: a request for authorization to calculate and pay Cofins, from October 2005, based on effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

-   INSS Autonomous Brokers – R$963,870 thousand: we are questioning the incidence of social security contribution on remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that services are not provided to insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

-   IRPJ/Loan Losses – R$788,058 thousand: we are requesting authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the total or partial amount of effective and definite loan losses suffered, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

-   CSLL – Deductibility on the IRPJ calculation basis – R$596,740 thousand: we are requesting to calculate and pay income tax due, related to the reference year of 1997 and subsequent years, without adding the CSLL to the respective calculation basis, set forth by Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

-   PIS – R$290,451 thousand: we are requesting the authorization to offset amounts overpaid 1994 and 1995 as contribution to PIS, corresponding to the amount that exceeds the calculation basis established in the Constitution, i.e., gross operating revenue, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

               IV -    Provisions by nature

	R$ thousand
	2011		2010
	September 30	June 30	September 30
Labor claims	2,254,882	1,727,735	1,575,954
Civil claims	3,123,697	2,901,382	2,528,732
Subtotal (1)	5,378,579	4,629,117	4,104,686
Provision for tax risks (2)	11,641,721	13,274,393	8,660,207
Total	17,020,300	17,903,510	12,764,893

(1)  Note 20b; and

(2)  Classified under “Other liabilities – tax and social security” (Note 20a).

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                 V -    Changes in provisions

	R$ thousand
	2011
	Labor	Civil	Tax (1)
Balance at the beginning of the period	1,580,811	2,664,436	9,234,533
Monetary restatement for inflation	140,564	281,531	755,098
Net reversals and write-offs	900,406	499,076	1,743,897
Payments	(366,899)	(321,346)	(91,807)
Balance at the end of the period	2,254,882	3,123,697	11,641,721

(1)  Substantially comprised of legal liabilities.

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal advisors, classifies the lawsuits according to the expectation of loss. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recorded as a liability in the financial statements. The main proceeding with this classification is leasing companies’ Tax on Services of any Nature (ISSQN), the total processes of which correspond to R$449,365 thousand. In this lawsuit, we discuss the demand of tax by municipalities other than those where the companies are located and where, in compliance with the law, the tax is collected.

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19)    SUBORDINATED DEBTS

					R$ thousand
					2011		2010
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	September 30	June 30	September 30
In Brazil:
Subordinated CDB:
2011 (1)	5	-	R$	103.0% of CDI rate	-	902,857	7,486,624
2012 (2)				103.0% of CDI rate	4,225,965	4,861,110	4,464,032
				100.0% of CDI rate + (0.344% p.a. - 0.4914%p.a.) or
	5	2,713,100	R$	IPCA + (7.102% p.a. – 7.632% p.a.)
				100.0% of CDI rate + (0.344% p.a. – 1.0817% p.a.) or	856,275	830,310	757,265
2013	5	575,000	R$	IPCA + (7.74% p.a. – 8.20% p.a.)
2014	6	1,000,000	R$	112.0% of CDI rate	1,378,507	1,333,482	1,220,614
				108.0% to 112.0% of CDI rate or	1,713,963	1,664,564	1,475,991
2015	6	1,274,696	R$	IPCA + (6.92% p.a. – 8.55% p.a.)
				IPCA + (6.7017% p.a. – 7.1292% p.a.)	112,245	609	544
				100.0% IGPM + (6.3874% p.a.)
				108.0% to 110.0% of CDI rate or
2016	6	100,518	R$	100.0% PRE + (13.0949% p.a.)
2012 (2)	10	702,060	R$	100.0% to 101.5% of CDI rate + (0.75% p.a. – 0.87% p.a.)	2,559,885	5,459,081	5,031,027
2019	10	20,000	R$	IPCA + (7.76% p.a.)	26,485	25,728	22,876
Financial Letters/other:
2011 to 2016 (3)	up to 5	7,773	R$	100% of CDI rate	8,314	9,895	148,065
2017 (4)	6	2,990,837	R$	100% of CDI rate + (1.2685% p.a. – 1.3656% p.a.)	3,026,049	-	23,692
2017 to 2021 (4)	6 to 10	159,634	R$	IGPM rate + (5.8351% p.a. – 7.0670% p.a.)	166,410	81,373	-
2017 to 2021 (4)	6 to 10	365,687	R$	IPCA rate + (5.8137% p.a. – 7.5482% p.a.)	387,351	369,846	20,699
2017 to 2021 (4)	6 to 10	105,946	R$	PRE rate of 11.8392% p.a. – 13.8609% p.a.	115,303	96,849	20,990
2017 to 2021 (4)	6 to 10	4,870,246	R$	104% to 112.5% of CDI rate	4,997,319	3,326,513	-
Subtotal in Brazil					19,574,071	18,962,217	20,672,419

Abroad:
2011	10	353,700	US$	10.25% p.a. rate	286,456	235,046	260,976
2012 (5)	10	315,186	Yen	4.05% p.a. rate	429,055	342,106	236,132
2013	10	1,434,750	US$	8.75% p.a. rate	925,636	779,073	876,678
2014	10	801,927	Euro	8.00% p.a. rate	579,880	516,704	536,529
2019	10	1,333,575	US$	6.75% p.a. rate	1,426,703	1,203,733	1,271,126
2021 (6)	11	1,600,000	US$	5.90% p.a. rate	2,988,211	2,552,061	1,871,626
Issuance costs					(29,552)	(27,229)	(28,243)
Subtotal abroad					6,606,389	5,601,494	5,024,824

Overall total					26,180,460	24,563,711	25,697,243

(1)   Maturity of subordinated debts amounting to R$3,981,022 thousand, of which: (i) R$1,000,000 thousand in January 2011; (ii) R$1,171,022 thousand in February 2011; (iii) R$710,000 thousand in March, 2011; and (iv) R$1,100,000 thousand in June 2011;

(2)   Early settlement of subordinated debts, of which: (i) R$3,001,001 thousand in July 2011; and (ii) R$718,702 thousand in September 2011;

(3)   Refers to the redemptions made in advance in subordinated CDB pegged to loan operations/others in December 2010;

(4)   Issue of financial bills, of which: (i) R$1,520,700 thousand in February 2011; (ii) R$944,662 thousand in June 2011; (iii) R$3,036,137 thousand in July 2011; and (iv) R$1,217,106 thousand in August 2011, falling due up to 2021;

(5)   Including the cost of swap to U.S. dollar, the rate increases to 10.15% p.a.; and

(6)   In August 2010 and in January 2011, subordinated debts in the amount of US$1,100,000 thousand and US$500,000 thousand, respectively,  were issued abroad with a 5.90% p.a. rate, due in 2021;

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20)    OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2011		2010
	September 30	June 30	September 30
Provision for tax risks (Note 18b IV)	11,641,721	13,274,393	8,660,207
Provision for deferred income tax (Note 34f)	5,147,014	4,810,120	5,038,682
Taxes and contributions on profits payable	2,527,811	3,416,483	1,661,513
Taxes and contributions payable	847,634	904,709	823,221
Total	20,164,180	22,405,705	16,183,623

b)   Sundry

	R$ thousand
	2011		2010
	September 30	June 30	September 30
Credit card operations	11,151,857	10,881,090	9,238,839
Provision for payments	4,476,922	3,850,215	3,751,921
Civil and labor provisions (Note 18b IV)	5,378,579	4,629,117	4,104,686
Sundry creditors	2,966,476	2,526,619	2,586,965
Liabilities for acquisition of assets and rights	1,067,891	1,101,374	1,342,482
Liabilities for official agreements	286,043	300,387	257,888
Other	1,218,476	1,072,286	921,524
Total	26,546,244	24,361,088	22,204,305

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21)    INSURANCE, PRIVATE PENSION PLAN AND SAVINGS BOND OPERATIONS

a)     Technical provisions by account

	R$ thousand
	Insurance (1)			Life and private pension plans (2)			Savings bonds			Total
	2011		2010	2011		2010	2011		2010	2011		2010
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Current and long-term liabilities
Mathematical provision for benefits to be granted	699,696	690,423	662,169	71,786,074	69,176,011	60,040,322	-	-	-	72,485,770	69,866,434	60,702,491
Mathematical provision for benefits granted	137,157	134,380	123,156	5,279,332	5,224,924	4,821,753	-	-	-	5,416,489	5,359,304	4,944,909
Mathematical provision for redemptions	-	-	-	-	-	-	3,632,751	3,412,918	2,866,105	3,632,751	3,412,918	2,866,105
Provision for incurred but not reported (IBNR) claims	986,690	1,092,651	1,455,372	736,532	702,334	591,292	-	-	-	1,723,222	1,794,985	2,046,664
Unearned premiums provision	1,962,905	1,892,095	1,826,069	137,622	115,566	73,078	-	-	-	2,100,527	2,007,661	1,899,147
Provision for contribution insufficiency (3)	-	-	-	3,632,135	3,553,018	3,213,973	-	-	-	3,632,135	3,553,018	3,213,973
Provision for unsettled claims	2,464,992	2,306,015	1,401,739	938,355	927,114	845,052	-	-	-	3,403,347	3,233,129	2,246,791
Financial fluctuation provision	-	-	-	625,230	619,739	640,008	-	-	-	625,230	619,739	640,008
Premium insufficiency provision	-	-	-	539,990	547,090	572,665	-	-	-	539,990	547,090	572,665
Financial surplus provision	-	-	-	374,898	373,782	353,796	-	-	-	374,898	373,782	353,796
Provision for drawings and redemptions	-	-	-	-	-	-	528,834	528,202	487,121	528,834	528,202	487,121
Provision for administrative expenses	-	-	-	100,017	99,543	110,369	158,714	147,319	123,262	258,731	246,862	233,631
Provision for contingencies	-	-	-	-	-	-	8,263	7,470	6,720	8,263	7,470	6,720
Other provisions	1,730,280	1,735,638	1,636,224	638,304	652,071	512,535	-	-	-	2,368,584	2,387,709	2,148,759
Total provisions	7,981,720	7,851,202	7,104,729	84,788,489	81,991,192	71,774,843	4,328,562	4,095,909	3,483,208	97,098,771	93,938,303	82,362,780

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Notes to the Consolidated Financial Statements

b)    Technical provisions by product

	R$ thousand
	Insurance			Life and private pension plans			Savings bonds			Total
	2011		2010	2011		2010	2011		2010	2011		2010
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Health (1)	3,990,822	3,887,910	3,470,574	-	-	-	-	-	-	3,990,822	3,887,910	3,470,574
Auto/RCF	2,414,945	2,348,777	2,147,920	-	-	-	-	-	-	2,414,945	2,348,777	2,147,920
DPVAT	120,669	117,960	94,809	293,003	283,649	214,293	-	-	-	413,672	401,609	309,102
Life	17,462	16,858	14,061	3,763,638	3,592,886	3,044,254	-	-	-	3,781,100	3,609,744	3,058,315
Basic lines	1,437,822	1,479,697	1,377,365	-	-	-	-	-	-	1,437,822	1,479,697	1,377,365
Unrestricted Benefits Generating Plan - PGBL to be granted	-	-	-	14,429,373	13,916,893	12,571,211	-	-	-	14,429,373	13,916,893	12,571,211
Long-Term Life Insurance - VGBL - to be granted	-	-	-	48,058,675	46,194,320	39,200,902	-	-	-	48,058,675	46,194,320	39,200,902
Pension plans	-	-	-	18,243,800	18,003,444	16,744,183	-	-	-	18,243,800	18,003,444	16,744,183
Savings bonds	-	-	-	-	-	-	4,328,562	4,095,909	3,483,208	4,328,562	4,095,909	3,483,208
Total technical provisions	7,981,720	7,851,202	7,104,729	84,788,489	81,991,192	71,774,843	4,328,562	4,095,909	3,483,208	97,098,771	93,938,303	82,362,780

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Notes to the Consolidated Financial Statements

c)       Guarantees of technical provisions

	R$ thousand
	Insurance			Life and private pension plans			Savings bonds			Total
	2011		2010	2011		2010	2011		2010	2011		2010
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Investment fund quotas (VGBL and PGBL)	-	-	-	62,488,049	60,111,213	51,772,113	-	-	-	62,488,049	60,111,213	51,772,113
Investment fund quotas (excluding VGBL and PGBL)	6,713,234	6,561,137	5,891,865	16,003,011	15,482,170	13,756,600	3,980,085	3,717,142	3,133,537	26,696,330	25,760,449	22,782,002
Government securities	-	-	80,027	4,573,592	4,544,307	4,413,690	-	-	-	4,573,592	4,544,307	4,493,717
Private securities	72,203	62,533	35,033	564,466	583,707	507,276	215,943	227,136	198,907	852,612	873,376	741,216
Shares	2,593	2,945	2,414	1,267,063	1,373,551	1,434,614	332,571	351,665	350,780	1,602,227	1,728,161	1,787,808
Receivables	787,025	790,392	716,058	-	-	-	-	-	-	787,025	790,392	716,058
Deposits retained at IRB and court deposits	22,620	39,644	6,585	71,664	73,230	69,484	-	-	-	94,284	112,874	76,069
Reinsurance credits	660,852	702,416	617,833	8,102	7,977	4,939	-	-	-	668,954	710,393	622,772
Total guarantees of technical provisions	8,258,527	8,159,067	7,349,815	84,975,947	82,176,155	71,958,716	4,528,599	4,295,943	3,683,224	97,763,073	94,631,165	82,991,755

1)   “Other provisions” basically refers to the technical provisions of the “individual health” portfolio made in order to cover the differences of future premium adjustments and those necessary to the portfolio technical balance;

2)   Includes personal insurance and private pension operations; and

3)   The provision for contribution insufficiency for retirement and pension plans is calculated according to the normalized biometric table AT-2000, improved by 1.5% p.a., considering males separated from females, who have a longer life expectancy, and actual real interest rate of 4.0% p.a. For disabilities plans, the provision is also actuarially calculated according to the biometric AT-49 (male) table and the 4.0% p.a. real interest rate.

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d)    Retained premiums from insurance, private pension plans contributions and savings bonds

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Premiums written	4,436,462	4,245,631	12,633,498	10,315,578
Supplementary private pension plan contributions (including VGBL)	3,828,800	4,712,625	11,858,395	9,745,595
Revenues from savings bonds	849,109	750,429	2,248,866	1,777,856
Coinsurance premiums	(48,578)	(49,476)	(139,074)	(93,856)
Refunded premiums	(40,538)	(31,185)	(103,766)	(85,550)
Net premiums written	9,025,255	9,628,024	26,497,919	21,659,623
Reinsurance premiums	(71,288)	(63,370)	(191,950)	(182,163)
Retained premiums from insurance, private pension plans and savings bonds	8,953,967	9,564,654	26,305,969	21,477,460

22)    NON-CONTROLING INTEREST IN SUBSIDIARIES

	R$ thousand
	2011		2010
	September 30	June 30	September 30
Andorra Holdings S.A. (1)	-	-	185,957
Banco Bradesco BBI S.A.	114,442	112,232	91,724
Other (2)	498,998	486,631	405,617
Total	613,440	598,863	683,298

(1)  100% interest after the acquisition of shares in December 2010; and

(2)  Mainly represented by non-controlling interest in Odontoprev S.A.

23)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Breakdown of capital stock in number of shares

Fully subscribed and paid-up capital stock comprises non-par, registered, book-entry shares.

	2011		2010
	September 30	June 30	September 30
Common shares	1,912,397,390	1,912,397,390	1,881,225,318
Preferred shares	1,912,397,191	1,912,397,191	1,881,225,123
Subtotal	3,824,794,581	3,824,794,581	3,762,450,441
Treasury (common shares)	(2,487,000)	(2,487,000)	-
Treasury (preferred shares)	(4,466,400)	-	-
Total outstanding shares	3,817,841,181	3,822,307,581	3,762,450,441

b)   Changes in capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares on December 31, 2010	1,880,830,018	1,881,225,123	3,762,055,141
Capital stock increase through share subscription	31,172,072	31,172,068	62,344,140
Shares acquired and not cancelled	(2,091,700)	(4,466,400)	(6,558,100)
Number of outstanding shares on September 30, 2011	1,909,910,390	1,907,930,791	3,817,841,181

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Notes to the Consolidated Financial Statements

The Special Shareholders’ Meeting held on December 17, 2010 resolved to increase the capital stock by R$1,500,000 thousand, from R$28,500,000 thousand to R$30,000,000 thousand through the issuance of 62,344,140 new registered, book-entry shares with no par value, of which 31,172,072 are common shares and 31,172,068 are preferred shares, at the price of R$24.06 per share, through the private subscription by shareholders from December 29, 2010 to January 31, 2011, at a ratio of 1.657008936% of their shareholding position on the date of the Meeting. Shareholders paid subscribed shares on February 18, 2011, corresponding to 96.53% of all shares. The 3.47% remaining from the offer were sold at an auction held on February 15, 2011 on the BM&FBOVESPA, with financial settlement on February 18, 2011. The excess of the total amount allocated to the creation of capital stock, of R$11,441 thousand, from the difference between the issue price and the sale price of stock at auction was recorded in the “Capital Reserve – Share Premium” account. The process was approved by the Brazilian Central Bank on March 18, 2011.

The Special Shareholders’ Meeting held on March 10, 2011 resolved to increase capital stock by R$100,000 thousand, from R$30,000,000 thousand to R$30,100,000 thousand, through the use of the balance held in the "Capital Reserve - Fiscal Incentives - Income tax, Restatement of Equity Securities and Share Fractions” account and a portion of the balance of the “Capital Reserve – Share Premium and Profit Reserve – Legal Reserve” account, without the issue of shares. The process was approved by the Brazilian Central Bank on March 18, 2011.

c)   Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority in repayment of capital and an additional ten per cent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, with the new wording given in Law 10,303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or total dividends of at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporation Law.

Interest on shareholders’ equity is calculated based on the shareholders' equity accounts and is limited to the variation in the Federal Government Long-Term Interest Rate (TJLP), provided there are available profits, calculated prior to the deduction thereof, or retained earnings and profit reserves in amounts equivalent to, or exceeding twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing interest on shareholders’ equity at the maximum amount calculated pursuant to prevailing laws, and this is included, net of Withholding Income Tax, in the calculation of the mandatory dividends of the year set forth in the Company’s Bylaws.

The Board of Directors' Meeting held on December 6, 2010 approved Management’s proposal to pay shareholders complementary interest on shareholders’ equity related to the 2010 fiscal year, in the amount of R$1,906,000 thousand, at R$0.482461664 (net of 15% withholding income tax – R$0.410092414) per common share and R$0.530707830 (net of 15% withholding income tax – R$0.451101656) per preferred share, which was paid on February 18, 2011.

The Board of Directors’ Meeting held on February 11, 2011 approved the Board of Executive Officers' proposal for the payment to shareholders of dividends, to complement interest on shareholders’ equity and dividends for the 2010 fiscal year, in the amount of R$315,100 thousand, at a rate of R$0.079771188 per common share and R$0.087748307 per preferred share, the payment of which was made on February 18, 2011.

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Notes to the Consolidated Financial Statements

The Board of Directors' Meeting held on June 27, 2011 approved the Board of Executive Officers’ proposal to pay shareholders interim interest on shareholders’ equity for the first half of 2011, in the amount of R$624,200 thousand, at R$0.155520588 (net of 15% withholding income tax - R$0.132192500) per common share and R$0.171072647 (net of 15% withholding income tax - R$0.145411750) per preferred share, which was paid on July 18, 2011.

The Board of Directors’ Meeting held on August 29, 2011 approved the Board of Executive Officers’ proposal to boost by 10% the amount of monthly dividends, prepaid to shareholders in compliance with the Monthly Compensation Treatment, increasing from R$0.013219250 to R$0.014541175, referred to common shares and from R$0.014541175 to R$0.015995293, to preferred shares, in effect as of dividends for September 2011, paid on October 3, 2011, benefiting shareholders enrolled on September 1, 2011.

Interest on shareholders’ equity and dividends related to the nine-month period ended September 30, 2011 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	8,302,583
(-) Legal reserve	(415,129)
Adjusted calculation basis	7,887,454
Supplementary interest on shareholders’ equity (gross) paid and provisioned	2,358,063
Withholding income tax on interest on shareholders’ equity	(353,709)
Interest on shareholders’ equity (net)	2,004,354
Monthly dividends paid	480,195
Interest on shareholders’ equity (net) and dividends on September 30, 2011 YTD	2,484,549	31.50
Interest on shareholders’ equity (net) and dividends on September 30, 2010 YTD	2,111,994	31.60

(1)    Percentage of interest on shareholders’ equity/dividends over adjusted calculation basis.

Interest on shareholders’ equity and dividends were paid and provisioned as follows:

Description	R$ thousand
	Per share (gross)		Gross paid/ provisioned amount	Withholding Income Tax (IRRF) (15%)	Net paid/ provisioned amount
	Common shares	Preferred shares
Complementary interest on shareholders’ equity paid	0.358770	0.394647	1,417,347	212,602	1,204,745
Interim interest on shareholders’ equity paid and (provisioned)	0.155521	0.171073	558,600	83,790	474,810
Monthly dividends paid	0.118973	0.130870	432,439	-	432,439
Total on September 30, 2010 YTD	0.633264	0.696590	2,408,386	296,392	2,111,994
Complementary interest on shareholders’ equity provisioned	0.432246	0.475471	1,733,863	260,079	1,473,784
Interim interest on shareholders’ equity paid (1)	0.155521	0.171073	624,200	93,630	530,570
Monthly dividends paid	0.120295	0.132325	480,195	-	480,195
Total on September 30, 2011 YTD	0.708062	0.778869	2,838,258	353,709	2,484,549

(1)    Paid on July 18, 2011.

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d)   Treasury shares

The Board of Directors’ Meeting held on December 20, 2010 authorized the acquisition of shares issued by Bradesco in the amount of up to 15,000,000 registered, book-entry shares, with no par value, of which 7,500,000 are common shares and 7,500,000 preferred shares, to be held in treasury and later sold or cancelled, without reducing capital stock. This authorization was valid until June 21, 2011. The Board of Directors’ Meeting held on June 20, 2011 approved the renewal of the share acquisition term based on the same previous conditions. The new authorization will be valid up to December 22, 2011.

As of September 30, 2011, 2,487,000 common shares and 4,466,400 preferred shares had been acquired for a total of R$183,109 thousand and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.36840 and R$26.83286, respectively, and R$26.20576, R$26.87120 and R$27.54291 per preferred share, respectively. The market value of the shares, as of September 30, 2011, was R$22.94 per common share and R$27.71 per preferred share.

24)  FEE AND COMMISSION INCOME

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Credit Card income	1,248,294	1,165,818	3,527,066	2,982,768
Checking accounts	708,425	680,735	2,038,644	1,714,672
Loan operations	510,868	503,592	1,477,893	1,308,694
Asset management	505,817	474,144	1,450,812	1,340,511
Collections	318,283	297,858	893,179	795,760
Consortium management	139,162	129,288	389,073	314,084
Custody and brokerage services	107,929	102,002	318,066	341,251
Taxes paid	77,954	76,288	231,331	212,447
Underwriting/Financial advisory services	57,551	103,768	208,947	200,374
Other	98,016	90,543	280,710	421,560
Total	3,772,299	3,624,036	10,815,721	9,632,121

25)    PERSONNEL EXPENSES

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Payroll	1,326,467	1,191,228	3,668,231	3,183,343
Benefits	579,508	510,524	1,585,476	1,331,984
Social security charges	492,159	451,506	1,377,667	1,201,960
Employee profit sharing	232,587	211,336	662,404	605,346
Provision for labor claims (1)	697,597	201,250	1,017,048	378,375
Training	50,220	38,766	108,268	68,286
Total	3,378,538	2,604,610	8,419,094	6,769,294

(1)    Includes the review of calculation methodology, in the amount of R$500,185 thousand, in the third quarter of 2011 and for the nine-month period ended September 30, 2011.

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26)    OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Third-party services	935,873	873,845	2,649,019	2,245,637
Communication	408,006	391,434	1,176,619	1,031,241
Depreciation and amortization	361,490	344,423	1,063,488	967,125
Data processing	246,831	219,023	691,211	614,280
Advertising and publicity	211,114	193,502	607,001	519,535
Transportation	201,415	179,878	560,319	466,522
Rentals	170,386	162,280	489,756	419,420
Asset maintenance and conservation	138,614	138,665	400,039	330,538
Financial system services	134,908	121,195	364,733	267,177
Supplies	105,375	94,824	281,172	203,693
Security and surveillance	83,585	79,855	239,520	202,916
Water, electricity and gas	53,032	56,701	168,338	155,891
Travel	41,870	35,660	112,751	89,452
Other	221,843	200,983	639,955	521,982
Total	3,314,342	3,092,268	9,443,921	8,035,409

27)    TAX EXPENSES

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Contribution for Social Security Financing (Cofins)	352,715	703,968	1,678,345	1,576,082
Social Integration Program (PIS) contribution	75,349	125,196	304,744	265,560
Tax on Services (ISS)	103,979	100,803	302,461	277,886
Municipal Real Estate Tax (IPTU) expenses	8,753	9,085	34,421	30,034
Other	154,522	89,131	298,688	158,416
Total	695,318	1,028,183	2,618,659	2,307,978

28)    OTHER OPERATING INCOME

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Other interest income	258,654	253,255	784,600	738,163
Reversal of other operating provisions (1)	2,211,955	105,710	2,394,426	258,238
Gains on sale of goods	8,082	11,334	34,035	42,418
Revenues from recovery of charges and expenses	99,677	39,196	171,167	46,228
Others (2)	323,782	3,263,991	3,877,364	816,004
Total	2,902,150	3,673,486	7,261,592	1,901,051

(1)  Includes (i) reversal of tax risk provision amounting to R$2,911,634 thousand, and (ii) recording of tax provision amounting to R$785,920 thousand in the third quarter of 2011 and the nine-month period ended September 30, 2011; and

(2)  Includes revenues from taxes to be offset amounting to R$2,911,634 thousand in the second quarter of 2011. (Note 11.b1)

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29)    OTHER OPERATING EXPENSES

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Other financial expenses	758,824	670,139	2,086,374	1,752,409
Sundry losses	354,060	312,997	986,565	942,302
Intangible assets amortization – acquisition of banking services rights	182,479	179,828	519,241	438,267
Expenses with other operating provisions (1)	507,480	3,121,546	3,920,806	1,044,180
Goodwill amortization (Note 15a)	66,256	66,490	198,481	171,514
Other (2)	769,622	310,204	1,611,394	836,683
Total	2,638,721	4,661,204	9,322,861	5,185,355

(1)  Includes: (i) R$232,419 thousand of provision for civil lawsuits – economic plans for the nine-month period ended September 30, 2011 (R$183,070 thousand for the nine-month period ended September 30, 2010) and R$110,226 thousand  in the  third quarter of 2011 (R$68,647 thousand in the second quarter of 2011); and (ii) provision for tax of R$2,911,634 thousand in the second quarter of 2011 and for the nine-month period ended September 30, 2011 (R$396,731 thousand on September 30, 2010); and

(2)  Includes: (i) expenses with impairment analysis in the third quarter of 2011 and the nine-month period ended September 30, 2011; and (ii) reversal of provision in the second quarter of 2011 to cover fluctuations resulted from the revaluation of IBNR provisions and benefits to grant recorded in the first quarter of 2011.

30)    NON-OPERATING INCOME

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Result on sale and write-off of assets and investments (1)	2,675	(68,096)	(127,796)	(171,691)
Recording/reversal of non-operating provisions	(9,268)	(15,280)	(21,198)	(46,710)
Others	16,384	9,356	29,243	(21,991)
Total	9,791	(74,020)	(119,751)	(240,392)

(1)    Includes: (i) income from the partial sale of Ibi Promotora de Vendas Ltda. shares in the third quarter of 2011 and the nine-month period ended September 2011 for the amount of R$55,356 thousand; and (ii) income from the partial sale of CPM Braxis shares in the nine-month period ended September 30, 2011 for the amount of R$79,173 thousand.

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31)    RELATED PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)   Related party transactions (direct and indirect) are carried out in conditions and at rates consistent with the entered into with third parties, and effective on the dates of the operations, and main transactions are as follows:

	R$ thousand
	2011		2010	2011			2010
	September 30	June 30	September 30	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(550,921)	(505,556)	(460,202)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(405,752)	(366,151)	(333,303)	-	-	-	-
Fundação Bradesco	(145,169)	(139,405)	(126,899)	-	-	-	-
Demand deposits:	(267)	(140)	(311)	-	-	-	-
Fundação Bradesco	(241)	(125)	(290)	-	-	-	-
BBD Participações S.A.	(4)	(11)	(9)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(1)	(1)	(8)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(21)	(3)	(4)	-	-	-	-
Time deposits:	(13,725)	(30,982)	(40,475)	(19)	(20)	(63)	(33)
Cidade de Deus Companhia Comercial de Participações	(13,725)	(30,982)	(40,475)	(19)	(20)	(63)	(33)
Rental of branches:	-	-	-	(134)	(126)	(383)	(359)
Fundação Bradesco	-	-	-	(134)	(126)	(383)	(359)
Subordinated debts:	(58,584)	(36,572)	(251,269)	(1,535)	(1,845)	(13,627)	(10,766)
Cidade de Deus Companhia Comercial de Participações	(20,889)	(1,534)	(174,611)	(441)	(24)	(8,636)	(5,749)
Fundação Bradesco	(37,695)	(35,038)	(76,658)	(1,094)	(1,821)	(4,991)	(5,017)

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Notes to the Consolidated Financial Statements

b)   Compensation of key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

·       The annual overall amount of management compensation, set forth at the Board of Directors Meetings among the board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

·       The amount allocated to finance supplementary private pension plans to Management, within the private pension plan for employees and management of the Bradesco Organization.

For 2011, the maximum amount of R$360,400 thousand was set for Management compensation (salaries and bonuses) and R$341,000 thousand to finance defined contribution supplementary private pension plans.

Short-term Management benefits

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Salaries	88,668	36,446	185,646	106,920
Bonuses	2,535	10,797	25,006	79,209
Subtotal	91,203	47,243	210,652	186,129
INSS contributions	20,428	10,597	47,186	41,705
Total	111,631	57,840	257,838	227,834

Post-employment benefits

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Defined contribution supplementary private pension plans	85,394	52,060	179,418	148,748
Total	85,394	52,060	179,418	148,748

Bradesco does not offer long-term benefits related to severance pay or share-based compensation to its key Management personnel.

Other information

I)    According to current laws, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%.

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Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

II)   Shareholding

b)    Members of the Board of Directors and Board of Executive Officers, jointly, had the following shareholding in Bradesco:

	2011		2010
	September 30	June 30	September 30
● Common shares	0.74%	0.74%	0.74%
● Preferred shares	1.03%	1.03%	1.04%
● Total shares	0.89%	0.89%	0.89%

32)    FINANCIAL INSTRUMENTS

a)  Risk management

Risk management activity is highly strategic due to the increasing complexity of services and products offered and the globalization of the Organization’s business, reason why its processes are constantly improved.

Decisions made by the Organization are guided by factors that account for return on risk that has previously been identified, measured and evaluated, making the achievement of strategic objectives possible and ensuring the strengthening of the Institution.

The Organization approaches risk management in an integrated manner, ensuring unique policies, processes, criteria and methodologies for risk control through a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty of their respective financial obligations pursuant to agreed terms, as well as to the reduction of a loan agreement value from decrease in the borrower’s risk rating, to the reduction of gains or compensations, the advantages in renegotiations, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

The Organization carefully controls its exposure to credit risk, which mainly results from credit operations, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments or financial guarantees.

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Notes to the Consolidated Financial Statements

Market risk management

Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability portfolios may show mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated and managed. The Organization has a conservative exposure profile to market risk, with the guidelines and limits monitored independently on a daily basis.

Market risk is controlled for all of the Organization’s companies in a corporate and centralized manner.  All activities exposed to market risk are mapped, measured and classified by probability and importance, with their respective mitigation plans are duly approved by the corporate governance structure.

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We present below the balance sheet by currency, as follows:

	R$ thousand
	2011				2010
	September 30			June 30	September 30
	Balance	Domestic	Foreign (1) (2)		Foreign (1) (2)
Assets
Current and long-term assets	710,238,013	657,126,042	53,111,971	44,751,399	42,318,853
Funds available	10,018,083	5,665,877	4,352,206	2,231,279	3,361,979
Interbank investments	85,962,875	82,651,437	3,311,438	1,442,756	2,395,873
Securities and derivative financial instruments	244,621,614	235,564,229	9,057,385	7,657,872	7,829,528
Interbank and interdepartmental accounts	71,951,156	71,951,156	-	-	-
Loan and leasing operations	223,350,457	198,573,674	24,776,783	21,013,991	16,189,041
Other receivables and assets	74,333,828	62,719,669	11,614,159	12,405,501	12,542,432
Permanent assets	12,051,355	12,008,351	43,004	38,776	70,451
Investments	1,721,028	1,720,764	264	224	42,692
Premises and equipment and leased assets	3,812,640	3,797,384	15,256	12,492	5,602
Intangible assets	6,517,687	6,490,203	27,484	26,060	22,157
Total	722,289,368	669,134,393	53,154,975	44,790,175	42,389,304

Liabilities
Current and long-term liabilities	667,311,555	605,478,607	61,832,948	51,031,922	42,590,240
Deposits	224,663,960	200,843,055	23,820,905	18,201,956	10,572,423
Federal funds purchased and securities sold under agreements to repurchase	171,457,575	167,625,959	3,831,616	3,106,071	2,619,614
Funds from issuance of securities	32,878,650	24,727,309	8,151,341	6,937,944	5,573,565
Interbank and interdepartmental accounts	2,974,222	1,326,074	1,648,148	1,809,128	1,430,568
Borrowing and onlending	49,057,475	35,374,760	13,682,715	11,619,546	9,906,546
Derivative financial instruments	1,724,445	1,623,980	100,465	266,916	237,268
Technical provision for insurance, private pension plans and savings bonds	97,098,771	97,097,642	1,129	957	1,416
Other liabilities:
- Subordinated debt	26,180,460	19,574,071	6,606,389	5,601,494	5,024,824
- Other	61,275,997	57,285,757	3,990,240	3,487,910	7,224,016
Deferred income	622,272	622,272	-	-	-
Non-controlling interest in subsidiaries	613,440	613,440	-	-	-
Shareholders’ equity	53,742,101	53,742,101	-	-	-
Total	722,289,368	660,456,420	61,832,948	51,031,922	42,590,240
Net position of assets and liabilities			(8,677,973)	(6,241,747)	(200,936)
Net position of derivatives (2)			(8,106,311)	(5,343,675)	(10,324,597)
Other net memorandum accounts (3)			(133,216)	23,386	(61,278)
Net exchange position (liability)			(16,917,500)	(11,562,036)	(10,586,811)

(1)  Amounts expressed and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate of the last day of the month; and

(3)  Other commitments recorded in memorandum accounts.

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VaR Internal Model – Trading Portfolio

Risk factors	R$ thousand
	2011		2010
	September 30	June 30	September 30
Fixed rates	35,157	39,678	6,061
Exchange coupon	23,252	4,799	873
Foreign currency	52,912	30,270	455
IGP-M	514	824	1,569
IPCA	101,157	10,376	1,563
Equities	19,999	9,100	2,181
Sovereign/Eurobonds and Treasuries	16,627	186	302
Other	4,648	4	1
Correlation/diversification effect	(102,226)	(35,984)	(4,532)
VaR (Value at Risk)	152,040	59,253	8,473

Sensitivity analysis

The Trading Portfolio is also daily monitored by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule 475/08.

It is worth noting that the impacts of the financial exposure on the Banking Portfolio (notably interest rates and price indexes), do not necessarily represent a potential accounting loss for the Organization because a portion of loan operations held in the Banking Portfolio is financed by time and/or savings deposits, which are “natural hedges” for future variations in interest rates; moreover, interest rate variations do not represent a material impact on the institution’s result, as loan operations are held to maturity.

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Sensitivity Analysis –Trading and Banking Portfolios

Period	Scenario (1)	Trading and Banking portfolios
		Risk Factors							R$ thousand
		Interest rate in Reais	Price indexes	Exchange coupon	Foreign currency	Equities	Sovereign/ Eurobonds and Treasuries	Other	Total without correlation	Total with correlation
Sep 11	1	(4,749)	(10,663)	(155)	(14,785)	(15,814)	(1,182)	(24)	(47,372)	(31,478)
	2	(1,362,030)	(1,353,094)	(14,607)	(369,634)	(395,355)	(35,259)	(588)	(3,530,567)	(2,685,283)
	3	(2,554,838)	(2,449,531)	(28,723)	(739,268)	(790,710)	(70,987)	(1,176)	(6,635,233)	(5,012,448)
Jun 11	1	(7,026)	(11,079)	(152)	(13,510)	(15,481)	(551)	(12)	(47,811)	(19,185)
	2	(2,137,828)	(1,454,501)	(14,192)	(337,745)	(387,017)	(19,803)	(303)	(4,351,389)	(3,128,587)
	3	(4,089,479)	(2,584,329)	(27,792)	(675,491)	(774,035)	(42,192)	(607)	(8,193,925)	(5,841,763)
Mar 11	1	(4,588)	(12,669)	(134)	(4,085)	(15,725)	(600)	(55)	(37,856)	(23,826)
	2	(1,369,728)	(1,638,667)	(10,555)	(102,114)	(393,113)	(31,648)	(1,383)	(3,547,208)	(2,800,667)
	3	(2,631,091)	(2,904,244)	(20,870)	(204,228)	(786,226)	(65,492)	(2,765)	(6,614,916)	(5,165,722)
Dec 10	1	(4,559)	(11,338)	(76)	(3,061)	(16,610)	(383)	(10)	(36,037)	(24,371)
	2	(1,333,759)	(1,440,641)	(5,223)	(76,533)	(415,241)	(7,411)	(246)	(3,279,054)	(2,721,192)
	3	(2,552,669)	(2,578,706)	(10,283)	(153,066)	(830,483)	(17,556)	(492)	(6,143,255)	(5,058,152)

Sept 10

	1	(3,102)	(10,469)	(81)	(2,753)	(15,182)	(311)	(15)	(31,913)	(17,562)
	2	(860,938)	(1,375,770)	(4,008)	(68,826)	(379,542)	(16,579)	(373)	(2,706,036)	(1,953,978)
	3	(1,664,177)	(2,449,167)	(7,986)	(137,653)	(759,085)	(30,860)	(745)	(5,049,673)	(3,585,011)

Definition		Exposure subject to variations in fixed interest rates and interest rate coupons	Exposure subject to variations in price index coupon rates	Exposure subject to variations in foreign currency coupon rates	Exposure subject to exchange variations	Exposure subject to variation in stock prices	Exposure subject to variations in the interest rate of securities traded on the international market	Exposure not classified in previous definitions

(1) Amounts net of tax effects.

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Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may cause material impacts on the Organization’s results, is presented below. It is worth mentioning that results show the impacts for each scenario for a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, we have an ongoing process of market risk management, which constantly seeks for market dynamism to mitigate/minimize related risks according to the strategy determined by Senior Management. Therefore, in cases of indicators of deterioration in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis – Trading Portfolio

Period	Scenario (1)	Trading Portfolio
		Risk Factors							R$ thousand
		Interest Rate in Reais	Price Indexes	Exchange Coupon	Foreign Currency	Equities	Sovereign/ Eurobonds and Treasuries	Other	Total without correlation	Total with correlation
Sep 11	1	(679)	(1,792)	(24)	(10,618)	(1,718)	(616)	-	(15,447)	(11,512)
	2	(179,733)	(226,537)	(2,413)	(265,441)	(42,946)	(20,093)	(1)	(737,164)	(515,113)
	3	(342,539)	(439,604)	(4,706)	(530,883)	(85,892)	(39,778)	(3)	(1,443,405)	(1,004,878)
Jun 11	1	(1,727)	(669)	(59)	(14,736)	(1,821)	(37)	-	(19,049)	(12,769)
	2	(522,985)	(110,693)	(5,815)	(368,399)	(45,535)	(684)	-	(1,054,111)	(729,975)
	3	(1,001,940)	(214,829)	(11,362)	(736,797)	(91,070)	(1,362)	(1)	(2,057,361)	(1,416,962)
Mar 11	1	(281)	(112)	(34)	(4,140)	(1,378)	(275)	-	(6,220)	(4,201)
	2	(85,271)	(17,771)	(3,617)	(103,498)	(34,450)	(15,540)	(1)	(260,148)	(147,141)
	3	(164,173)	(34,765)	(7,019)	(206,996)	(68,899)	(30,660)	(1)	(512,513)	(289,775)
Dec 10	1	(439)	(374)	(40)	(3,707)	(322)	(154)	-	(5,036)	(2,669)
	2	(130,396)	(55,064)	(3,924)	(92,673)	(8,054)	(4,570)	(1)	(294,682)	(155,665)
	3	(251,911)	(106,444)	(7,650)	(185,345)	(16,109)	(8,927)	(1)	(576,387)	(301,866)

Sept 10

	1	(284)	(117)	(15)	(297)	(613)	(168)	-	(1,494)	(776)
	2	(78,051)	(16,801)	(865)	(7,427)	(15,324)	(861)	-	(119,329)	(91,207)
	3	(152,110)	(31,858)	(1,711)	(14,854)	(30,648)	(1,620)	(1)	(232,802)	(177,470)

Definition		Exposure subject to variations in fixed interest rates and interest rate coupons	Exposure subject to variations in price index coupon rates	Exposure subject to variations in foreign currency coupon rates	Exposure subject to exchange variations	Exposure subject to variation in stock prices	Exposure subject to variations in the interest rate of securities traded on the international market	Exposure not classified in previous definitions

(1) Amounts net of tax effects.

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Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data on the time and scenarios they would adversely affect our positions, according to the examples below:

Scenario 1:      Based on market information (BM&FBOVESPA, Anbima, etc), base point stresses were applied for interest rates and 1% variation for prices. For instance, in the scenario applied to positions on September 30, 2011, the exchange rate of Real/Dollar was R$1.90. For the interest rate scenario, the 1-year fixed interest rate applied on the positions on September 30, 2011 was 10.39% p.a.

Scenario 2:      25% stresses were determined based on market information. For instance, in the scenario applied to positions on September 30, 2011, the exchange rate of Real/Dollar was R$2.36. For the interest rate scenario, the 1-year fixed interest rate applied to positions as of September 30, 2011 was 12.97% p.a. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices; and

Scenario 3:      50% stresses were determined based on market information. For instance, in the scenario applied to positions on September 30, 2011, the exchange rate of Reais/Dollar was R$2.83. For the interest rate scenario, the 1-year fixed interest rate applied to positions as of September 30, 2011 was 15.57% p.a. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

Liquidity Risk

The Liquidity Risk is the possibility of the Organization not having enough financial funds to honor its commitments due to the mismatch between payments and deposits, taking into consideration different currencies and the settlement terms of its rights and obligations.

In addition to defining minimum levels to be complied with, the Organization’s liquidity policy also considers stress situations, the type of financial instruments in which funds should remain invested and the operating strategy for cases of need.

The liquidity risk management process includes the daily monitoring of the composition of available resources, compliance with the minimum level of liquidity and contingency plans for stress situations. The controlling and monitoring of positions are conducted in a centralized manner.

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Notes to the Consolidated Financial Statements

We present the balance sheet by maturity in the chart below.

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	373,078,125	125,161,666	44,908,376	167,089,846	-	710,238,013
Funds available	10,018,083	-	-	-	-	10,018,083
Interbank investments	31,316,643	51,435,917	1,430,540	1,779,775	-	85,962,875
Securities and derivative financial instruments (1) (2)	205,618,367	5,934,175	2,607,864	30,461,208	-	244,621,614
Interbank and interdepartmental accounts	71,429,907	-	-	521,249	-	71,951,156
Loan and leasing operations	23,974,631	56,670,474	34,618,385	108,086,967	-	223,350,457
Other receivables and assets	30,720,494	11,121,100	6,251,587	26,240,647	-	74,333,828
Permanent assets	278,222	1,279,957	1,189,724	6,809,490	2,493,962	12,051,355
Investments	-	-	-	-	1,721,028	1,721,028
Premises and equipment and leased assets	50,843	254,228	305,073	2,837,576	364,920	3,812,640
Intangible assets	227,379	1,025,729	884,651	3,971,914	408,014	6,517,687
Total on September 30, 2011	373,356,347	126,441,623	46,098,100	173,899,336	2,493,962	722,289,368
Total on June 30, 2011	357,359,096	116,979,648	42,634,252	169,875,837	2,458,180	689,307,013
Total on September 30, 2010	332,999,209	89,116,782	44,648,095	142,770,286	2,369,054	611,903,426

Liabilities
Current and long-term liabilities	345,067,218	47,545,877	41,277,499	233,420,961	-	667,311,555
Deposits (3)	110,604,416	18,947,541	10,346,106	84,765,897	-	224,663,960
Federal funds purchased and securities sold under agreements to repurchase (2)	117,997,546	9,268,249	8,227,290	35,964,490	-	171,457,575
Funds from issuance of securities	445,481	2,338,283	7,158,595	22,936,291	-	32,878,650
Interbank and interdepartmental accounts	2,974,222	-	-	-	-	2,974,222
Borrowing and onlending	2,919,821	10,894,276	9,684,241	25,559,137	-	49,057,475
Derivative financial instruments	1,127,030	299,164	155,590	142,661	-	1,724,445
Technical provisions for insurance, private pension plans and savings bonds (3)	72,003,504	2,395,207	1,472,821	21,227,239	-	97,098,771
Other liabilities:
- Subordinated debts	80,532	547,566	2,453,028	23,099,334	-	26,180,460
- Other	36,914,666	2,855,591	1,779,828	19,725,912	-	61,275,997
Deferred income	622,272	-	-	-	-	622,272
Non-controlling interest in subsidiaries	-	-	-	-	613,440	613,440
Shareholders’ equity	-	-	-	-	53,742,101	53,742,101
Total on September 30, 2011	345,689,490	47,545,877	41,277,499	233,420,961	54,355,541	722,289,368
Total on June 30, 2011	323,190,542	49,302,836	45,671,008	217,700,996	53,441,631	689,307,013
Total on September 30, 2010	301,800,520	41,092,960	31,610,694	190,602,291	46,796,961	611,903,426

Accumulated net assets on September 30, 2011	27,666,857	106,562,603	111,383,204	51,861,579	-	-
Accumulated net assets on June 30, 2011	34,168,554	101,845,366	98,808,610	50,983,451	-	-
Accumulated net assets on September 30, 2010	31,198,689	79,222,511	92,259,912	44,427,907	-	-

(1)   Investments in investment funds are classified as up to 30 days;

(2)   Sale and purchase agreements are classified according to the maturity of the operation; and

(3)   Demand and savings deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

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Notes to the Consolidated Financial Statements

Operating Risk

Operating risk is represented by losses from internal processes, personnel and inadequate systems or failures and external events. This definition includes legal risk, but excludes strategic and reputational risk.

The Organization considers operational risk management to be essential to the generation of added value. Risk control is conducted in a centralized manner through identification, measurement, mitigation plans and administration of operating risks, on a consolidated basis and by company.

Among plans for mitigating operating risk, the most important is business continuity management, which is made up of formal plans to be adopted during moments of crisis in order to guarantee the recovery and continuation of business, thereby preventing or mitigating losses.

Capital Management

The capital management process is conducted in order to provide the conditions necessary to meet the Organization’s strategic objectives, considering the economic and commercial environment in which it operates. This process is compatible with the nature of operations, complexity of service and products and dimension of the Organization's exposure to risks.

Under Bacen regulations, financial institutions are required to permanently maintain capital (Reference Shareholders’ Equity) compatible with the risks of their activities, represented by Required Reference Shareholders’ Equity (PRE). PRE is calculated considering, at least, the sum of credit risk, market risk and operating risk.

The process of adjustment to Reference Shareholders' Equity is daily followed up and aims to ensure that the Organization has a solid capital base in order to support development of activities and face risks incurred, whether in normal situations or in extreme market conditions, in addition to meeting capital regulatory requirements.

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Notes to the Consolidated Financial Statements

We present the Capital Adequacy Ratio in the chart below.

Calculation basis – Capital Adequacy Ratio	R$ thousand
	2011				2010
	September 30		June 30		September 30
	Financial	Economic-financial	Financial	Economic-financial	Financial	Economic-financial
Shareholders’ equity	53,742,101	53,742,101	52,842,768	52,842,768	46,113,663	46,113,663
Reduction of deferred assets – CMN Resolution 3,444/07	(182,700)	(259,744)	(197,221)	(279,101)	(223,467)	(306,058)
Decrease in gains/losses of mark-to-market adjustments in DPV and derivatives – CMN Resolution 3,444/07	2,780,991	2,780,991	1,947,294	1,947,294	1,590,384	1,590,384
Non-controlling interest/other	181,619	613,440	176,560	598,863	168,948	683,298
Reference shareholders’ equity - Tier I	56,522,011	56,876,788	54,769,401	55,109,824	47,649,528	48,081,287
Total of gains/losses of adjustments to market value in Available for Sale (DPV) and derivatives – CMN Resolution 3,444/07	(2,780,991)	(2,780,991)	(1,947,294)	(1,947,294)	(1,590,384)	(1,590,384)
Subordinated debt	14,844,275	14,844,275	9,491,195	9,491,195	9,668,818	9,668,818
Reference shareholders’ equity – Tier II	12,063,284	12,063,284	7,543,901	7,543,901	8,078,434	8,078,434
Total reference shareholders’ equity (Tier I + Tier II)	68,585,295	68,940,072	62,313,302	62,653,725	55,727,962	56,159,721
Deduction of instruments for funding - CMN Resolution 3,444/07	(99,269)	(134,078)	(96,828)	(130,064)	(91,651)	(239,902)
Reference shareholders’ equity (a)	68,486,026	68,805,994	62,216,474	62,523,661	55,636,311	55,919,819
Capital allocation (by risk)
- Credit risk (1)	46,956,944	47,182,731	43,209,088	43,324,158	36,352,388	36,425,640
- Market risk	1,399,717	1,399,717	846,567	846,567	171,539	171,539
- Operational risk	2,004,420	2,810,237	1,883,392	2,690,028	1,758,568	2,574,130
Required reference shareholders’ equity (b)	50,361,081	51,392,685	45,939,047	46,860,753	38,282,495	39,171,309
Margin (a – b)	18,124,945	17,413,309	16,277,427	15,662,908	17,353,816	16,748,510
Risk-weighted assets (c)	457,828,008	467,206,228	417,627,700	426,006,845	348,022,677	356,102,809
Capital adequacy ratio (a/c)	14.96%	14.73%	14.90%	14.68%	15.99%	15.70%

(1)  As set forth by Bacen Circular Letter 3,515/10, as of July 2011 the weighing factor of risk for exposures related to loan and financial leasing operations contracted with corporate customers was changed to 150%, taking in consideration the exceptions set forth by rules.

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Notes to the Consolidated Financial Statements

b)  Market value

The book value, net of provisions for loss of the main financial instruments is as follows:

Portfolios	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Market value	In the result			In shareholders’ equity
	2011		2011		2010	2011		2010
	September 30		September 30	June 30	September 30	September 30	June 30	September 30
Securities and derivative financial instruments (Notes 3e, 3f and 8)	244,621,614	249,025,013	2,594,692	3,031,829	4,188,369	4,403,399	3,457,591	4,026,102
- Adjustment of available-for-sale securities (Note 8 cII)			(1,808,707)	(425,762)	162,267	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			4,403,399	3,457,591	4,026,102	4,403,399	3,457,591	4,026,102
Loan and leasing operations (Notes 2, 3g and 10) (1)	260,471,155	260,039,789	(431,366)	(574,261)	429,539	(431,366)	(574,261)	429,539
Investments (Notes 3j and 13) (2)	1,721,028	9,522,434	7,801,406	7,312,832	6,923,225	7,801,406	7,312,832	6,923,225
Treasury shares (Note 23d)	183,109	180,816	-	-	-	(2,293)	3,511	-
Time deposits (Notes 3n and 16a)	135,848,493	135,652,863	195,630	223,827	153,885	195,630	223,827	153,885
Funds from issuance of securities (Note 16c)	32,878,650	33,064,688	(186,038)	(175,053)	3,704	(186,038)	(175,053)	3,704
Borrowing and onlending (Notes 17a and 17b)	49,057,475	48,571,030	486,445	586,484	114,264	486,445	586,484	114,264
Subordinated debts (Note 19)	26,180,460	27,584,535	(1,404,075)	(1,028,800)	(645,076)	(1,404,075)	(1,028,800)	(645,076)
Unrealized gains without tax effects			9,056,694	9,376,858	11,167,910	10,863,108	9,806,131	11,005,643

(1)  Includes advances on foreign exchange contracts, leasing operations and other receivables with credit features; and

(2)  Basically includes the surplus of interest in subsidiaries and affiliated companies (Cielo, Odontoprev and Fleury) and other investments (BM&FBOVESPA and Cetip).

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Notes to the Consolidated Financial Statements

Determination of market value of financial instruments:

·       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price on the balance sheet date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on pricing models, quotation models or quotations for instruments with similar characteristics;

·       Fixed rate loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

·       Time deposits, funds from issuance of securities, borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the PGBL modality, which is a private defined contribution pension plan that allows the accumulation of financial resources by participants over their professional careers through contributions paid by the professional and the sponsoring company. The related resources are invested in an Exclusive Investment Fund (FIE).

PGBL is managed by Bradesco Vida e Previdência S.A. and Bradesco Asset Management (BRAM).   The Securities Dealer company (DTVM) is responsible for the financial management of FIE funds.

Contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who, in 2001, opted to migrate to the defined contribution plan (PGBL) plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, nonetheless respecting the 4% minimum.

The actuarial liabilities of defined contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), former participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, whether they migrated or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by plan assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) maintains supplementary retirement plans of defined contribution and defined benefit, through Fundação Baneb de Seguridade Social - Bases (related to former employees of Baneb). The actuarial liabilities of defined contribution and defined benefit plans are fully covered by assets of the plans.

Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and defined contribution types, through the Assistance and Retirement Pension Fund for the Employees of the Bank of the State of Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of the Private Pension Plan Fund of the Bank of the State of Ceará (Cabec).

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Notes to the Consolidated Financial Statements

The assets of private pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco’s branches and subsidiaries abroad provide their employees and directors with a private pension plan in compliance with the rules set forth by local authorities, which authorize to accumulate funds during the participant’s professional career.

Expenses with contributions made in the nine-month period ended September 30, 2011 totaled R$334,789 thousand (R$251,255 thousand on September 30, 2010) and R$147,742 thousand in the third quarter of 2011 (R$98,012 thousand in the second quarter of 2011).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and management several other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training. The related expenses, including the aforementioned contributions, amounted to R$1,693,744 thousand in the nine-month period ended September 30, 2011 (R$1,400,270 thousand in the nine-month period ended on September 30, 2010) and R$629,728 thousand in the third quarter of 2011 (R$549,290 thousand in the second quarter of 2011).

34)    INCOME TAX AND SOCIAL CONTRIBUTION

a)      Calculation of income tax and social contribution charges

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Income before income tax and social contribution	2,349,238	4,530,565	10,953,283	10,385,683
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(939,695)	(1,812,226)	(4,381,313)	(4,154,273)
Effect on the tax calculation:
Equity in the earnings of unconsolidated companies	16,267	6,351	36,293	26,676
Exchange gain / (loss)	1,182,066	(287,190)	787,453	(256,502)
Non-deductible expenses, net of non-taxable income	(95,701)	(79,104)	(270,598)	(216,077)
Tax credits recorded from previous periods	-	-	-	241,732
Interest on shareholders’ equity (paid and payable)	299,051	295,061	880,432	740,379
Other amounts (2)	19,660	155,968	410,464	366,013
Income tax and social contribution for the period	481,648	(1,721,140)	(2,537,269)	(3,252,052)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11,727/08, remaining at 9% for other companies (Note 3h); and

(2)  Includes the equalization of effective social contribution rate related to the 40% rate posted.

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Notes to the Consolidated Financial Statements

b) Breakdown of income tax and social contribution in the result

	R$ thousand
	2011			2010
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Current taxes:
Income tax and social contribution payable	(785,951)	(3,120,821)	(6,185,463)	(4,716,110)
Deferred taxes:
Amount recorded/realized for the period on temporary additions	1,346,235	1,460,037	3,962,088	1,614,796
Use of opening balances of:
Negative basis of social contribution	(17,800)	(11,181)	(114,814)	(96,750)
Tax loss	8,087	(114,306)	(261,526)	(349,735)
Tax credits recorded from previous periods:
Negative basis of social contribution	-	-	-	12,102
Tax loss	-	-	-	33,617
Temporary additions	-	-	-	196,013
Recording/utilization in the period on:
Negative basis of social contribution	(23,808)	21,738	21,098	22,714
Tax loss	(45,115)	43,393	41,348	31,301
Total deferred taxes	1,267,599	1,399,681	3,648,194	1,464,058
Income tax and social contribution for the period	481,648	(1,721,140)	(2,537,269)	(3,252,052)

c)   Origin of tax credits of deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2010	Amount recorded (3)	Amount realized	Balance on 9.30.2011	Balance on 6.30.2011	Balance on 9.30.2010
Allowance for loan losses	8,797,082	4,183,532	1,633,199	11,347,415	10,005,512	8,204,889
Civil provisions	1,025,560	389,014	176,408	1,238,166	1,147,974	963,841
Tax provisions	2,770,672	1,239,901	131,607	3,878,966	3,500,569	2,568,081
Labor provisions	627,215	420,813	155,120	892,908	679,138	618,235
Provision for devaluation of securities and investments	100,554	7,406	2,883	105,077	105,936	108,374
Provision for devaluation of foreclosed assets	105,913	47,900	57,489	96,324	98,294	109,379
Adjustment to market value of trading securities	58,546	2,780	40,928	20,398	121,631	18,175
Amortized goodwill	906,512	28,143	166,054	768,601	796,758	905,017
Provision for interest on shareholders’ equity (1)	-	630,756	-	630,756	331,706	454,683
Other	1,941,814	882,304	1,506,773	1,317,345	2,162,203	2,111,385
Total tax credits over temporary differences	16,333,868	7,832,549	3,870,461	20,295,956	18,949,721	16,062,059
Tax losses and negative basis of social contribution in Brazil and abroad	739,453	62,446	376,340	425,559	504,195	772,530
Subtotal	17,073,321	7,894,995	4,246,801	20,721,515	19,453,916	16,834,589
Adjustment to market value of available-for-sale securities	215,881	630,790	53,615	793,056	380,665	148,185
Social contribution – Provisional Measure 2,158-35/01 (2)	157,813	-	13,170	144,643	144,643	204,819
Total tax credits (Note 11b)	17,447,015	8,525,785	4,313,586	21,659,214	19,979,224	17,187,593
Deferred tax liabilities (Note 34f)	4,791,462	952,887	597,335	5,147,014	4,810,120	5,038,682
Tax credits net of deferred tax liabilities	12,655,553	7,572,898	3,716,251	16,512,200	15,169,104	12,148,911
- Percentage of net tax credits over reference shareholders’ equity (Note 32a)	22.5%			24.0%	24.3%	21.7%
- Percentage of net tax credits over total assets	2.0%			2.3%	2.2%	2.0%

(1)  Tax credit on interest on shareholders’ equity is recorded up to the authorized tax limit;

(2)  Up to the end of the fiscal year, we expect to realize R$39,959 thousand, to be recorded upon effective use (item d); and

(3)  Includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Law 11,727/08, equivalent to R$226,711 thousand (Note 3h).

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Notes to the Consolidated Financial Statements

d)   Expected realization of tax credits over temporary differences, tax loss and negative basis of social contribution and social contribution tax credit – Provisional Measure 2,158-35

	R$ thousand
	Temporary differences		Tax loss and negative basis		Total
	Income tax	Social contribution	Income tax	Social contribution
2011	2,311,999	1,207,543	100,468	9,754	3,629,764
2012	3,969,949	2,247,543	51,244	28,736	6,297,472
2013	4,033,960	2,277,164	39,367	24,470	6,374,961
2014	1,514,253	953,684	47,157	30,765	2,545,859
2015	875,704	556,237	62,398	28,706	1,523,045
2016 (9 months)	205,661	142,259	48	2,446	350,414
Total	12,911,526	7,384,430	300,682	124,877	20,721,515

	R$ thousand
	Social contribution tax credit - Provisional Measure 2,158–35
	2011	2012	2013	2014	Total
Total	39,959	94,256	9,260	1,168	144,643

The projected realization of tax credits is an estimate and it is not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$19,642,629 thousand (R$18,258,148 thousand on June 30, 2011 and R$15,633,173 thousand as of September 30, 2010), of which R$19,105,710 thousand (R$17,653,909 thousand on June 30, 2011 and R$14,722,985 thousand as of September 30, 2010) is relative to temporary differences, R$396,253 thousand (R$465,465 thousand as of June 30, 2011 and R$723,434 thousand as of September 30, 2010) to tax losses and negative basis of social contribution and R$140,666 thousand (R$138,774 thousand as of June 30, 2011 and R$186,754 thousand as of September 30, 2010) comprises tax credit over social contribution – Provisional Measure 2,158-35.

e)   Unrecorded tax credits

Tax credits of R$2,555 thousand (R$2,578 thousand on June 30, 2011 and R$78,494 thousand on September 30, 2010) have not been recorded in the financial statements, and will be recorded when prospects of realization are probable according to studies and analyses prepared by the Management and in accordance with Bacen rules.

Due to the Direct Action of the Declaration of Unconstitutionality filed by CONSIF against articles 17 and 41 of Law 11,727/08, tax credits from periods prior to the increase in the Social Contribution rate from 9% to 15% were recorded up to the limit of the corresponding consolidated tax obligations. In this period, the remaining balance of December 31, 2010 in the amount of R$226,711 thousand, was fully provisioned (Note 3h).

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Notes to the Consolidated Financial Statements

f) Deferred tax liabilities

	R$ thousand
	2011		2010
	September 30	June 30	September 30
Mark-to-market adjustment of derivative financial instruments	555,675	222,709	389,853
Difference in depreciation	3,591,787	3,796,765	3,884,253
Judicial deposit update and others	999,552	790,646	764,576
Total	5,147,014	4,810,120	5,038,682

The deferred tax liabilities of financial and insurance sector companies were established considering the increase of the social contribution rate, determined by Law 11,727/08 (Note 3h).

35)    OTHER INFORMATION

a)   The Bradesco Organization manages investment funds and portfolios with net assets on September 30, 2011 of R$319,451,263 thousand (R$310,681,731 thousand on June 30, 2011 and R$276,634,519 thousand on September 30, 2010).

b)   As part of the process of convergence with international accounting standards, certain accounting pronouncements, their interpretations and orientations were issued by the Brazilian Accounting Pronouncements Committee (CPC), which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

·       Resolution 3,566/08 – Impairment of Assets (CPC 01);

·       Resolution 3,604/08 – Statement of Cash Flow (CPC 03);

·       Resolution 3,750/09 – Related-Party Disclosures (CPC 05);

·       Resolution 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

·       Resolution 3,973/11 – Subsequent Event (CPC 24);

·       Resolution 3,989/11 – Share-Based Payment (CPC 10 – effective as of January 1, 2012); and

·       Resolution 4,007/11 – Accounting Policies, Change of Estimate and Error Correction (CPC 23 – effective as of January 1, 2012).

At present, it is not practicable to estimate when the CMN will approve the other CPC accounting standards or whether their adoption, subsequent to approval, will be effective for future periods or applicable retroactively.

CMN Resolution 3,786/09 and Circular Letters 3,472/09 and 3,516/10 established that financial institutions and other entities authorized to operate by Bacen, which are listed companies or which are required to maintain an Audit Committee shall, as from December 31, 2010, prepare annually and publish in up to 90 days from the base date December 31, their consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board. (IASB).

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Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

As required by CMN regulation on April 15, 2011, Bradesco made its financial statements for December 31, 2010 and 2009 prepared in accordance with IFRS standards available on its website. Such IFRS financial statements do not form part or are not incorporated into these financial statements. Management believes that the differences between net income and shareholders equity as of September 30, 2011 would not be significantly different as to its nature or amounts presented in the reconciliation as of December 31, 2010 presented in those IFRS financial statements not incorporated into these financial statements.

c) In May 2011, at the auction carried out by BM&FBOVESPA, Bradesco acquired the shareholding control of Banco do Estado do Rio de Janeiro S.A. (BERJ). The operation involved the purchase of 96.99% of common shares and 95.21% of preferred shares, which represent 96.23% of BERJ’s capital stock for the amount of R$1.025 billion (price of BERJ).

With the acquisition of BERJ, Bradesco was also entitled to provide to the State of Rio de Janeiro services related to payroll, payment to suppliers and collection of state taxes, among other services, from January 2012 to December 2014. Bradesco will pay R$748.7 million for the right of providing payroll services (payroll price).

The aforementioned amounts should be paid as follows:

•     20% of price of BERJ and 100% of the payroll price within 5 days after certain conditions are met, such as the approval by Bacen of shareholding control transfer, checking of settlement status and the execution of the Purchase Agreement of the Single Share Lot; and

•     80% of BERJ price within 5 days after the ratification as to the existence and possibility of realization of BERJ tax credit.

Special Shareholders’ Meetings will be held on November 3, 2011 to resolve on BERJ’s settlement status and elect new Management members.

After the conclusion of the share purchase, Bradesco will conduct the public offering to non-controlling shareholders, in compliance with Article 254-A of Law 6,404/76 and CVM Rule 361/02.

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Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Management Bodies

Reference Date: October 25, 2011

Board of Directors

Chairman	Department Directors	Compensation Committees
Lázaro de Mello Brandão	Adineu Santesso	Lázaro de Mello Brandão - Coordinator
	Altair Antônio de Souza	Antônio Bornia
Vice-Chairman	Amilton Nieto	Mário da Silveira Teixeira Júnior
Antônio Bornia	André Bernardino da Cruz Filho	Luiz Carlos Trabuco Cappi
	André Marcelo da Silva Prado	Carlos Alberto Rodrigues Guilherme
Members	Antonio Carlos Melhado	Milton Matsumoto
Mário da Silveira Teixeira Júnior	Antonio de Jesus Mendes
João Aguiar Alvarez	Antonio José da Barbara	Audit Committee
Denise Aguiar Alvarez	Arnaldo Nissental	Carlos Alberto Rodrigues Guilherme - Coordinator
Luiz Carlos Trabuco Cappi	Aurélio Guido Pagani	José Lucas Ferreira de Melo
Carlos Alberto Rodrigues Guilherme	Cassiano Ricardo Scarpelli	Romulo Nagib Lasmar
Milton Matsumoto	Clayton Camacho	Osvaldo Watanabe
Ricardo Espírito Santo Silva Salgado	Denise Pauli Pavarina
	Douglas Tevis Francisco	Compliance and Internal Control Committee
Board of Executive Officers	Edilson Wiggers	Mário da Silveira Teixeira Júnior – Coordinator
	Fernando Roncolato Pinho	Carlos Alberto Rodrigues Guilherme
Executive Officers	Frederico William Wolf	Milton Matsumoto
	Glaucimar Peticov	Domingos Figueiredo de Abreu
Chief Executive Officer	Jean Philippe Leroy	Alexandre da Silva Glüher
Luiz Carlos Trabuco Cappi	João Albino Winkelmann	Marco Antonio Rossi
	Joel Antonio Scalabrini	Clayton Camacho
Executive Vice-Presidents	Jorge Pohlmann Nasser	Frederico William Wolf
Laércio Albino Cezar	José Luis Elias	Moacir Nachbar Junior
Julio de Siqueira Carvalho de Araujo	José Luiz Rodrigues Bueno	Roberto Sobral Hollander
Domingos Figueiredo de Abreu	José Maria Soares Nunes
	José Ramos Rocha Neto	Executive Disclosure Committee (Non-Statutory)
Managing Directors	Júlio Alves Marques	Domingos Figueiredo de Abreu - Coordinator
José Alcides Munhoz	Laércio Carlos de Araújo Filho	Julio de Siqueira Carvalho de Araujo
Aurélio Conrado Boni	Layette Lamartine Azevedo Júnior	Alexandre da Silva Glüher
Ademir Cossiello	Lúcio Rideki Takahama	Luiz Carlos Angelotti
Sérgio Alexandre Figueiredo Clemente	Luiz Alves dos Santos	Marco Antonio Rossi
Candido Leonelli	Luiz Carlos Brandão Cavalcanti Junior	Antonio José da Barbara
Maurício Machado de Minas	Luiz Fernando Peres	José Maria Soares Nunes
	Marcos Aparecido Galende	Paulo Faustino da Costa
Managing Directors	Marcos Bader	Marcos Aparecido Galende
Alexandre da Silva Glüher	Marcos Daré	Haydewaldo Roberto Chamberlain da Costa
Alfredo Antônio Lima de Menezes	Mario Helio de Souza Ramos
André Rodrigues Cano	Marlene Morán Millan	Ethical Conduct Committee
Josué Augusto Pancini	Moacir Nachbar Junior	Milton Matsumoto - Coordenador
Luiz Carlos Angelotti	Nobuo Yamazaki	Carlos Alberto Rodrigues Guilherme
Marcelo de Araújo Noronha	Octávio de Lazari Júnior	Julio de Siqueira Carvalho de Araujo
Nilton Pelegrino Nogueira	Octavio Manoel Rodrigues de Barros	Domingos Figueiredo de Abreu
	Paulo Aparecido dos Santos	Alexandre da Silva Glüher
	Paulo Faustino da Costa	André Rodrigues Cano
	Roberto Sobral Hollander	Josué Augusto Pancini
	Waldemar Ruggiero Júnior	Marco Antonio Rossi
	Walkiria Schirrmeister Marquetti	Clayton Camacho
Frederico William Wolf
	Directors	Glaucimar Peticov
	Antonio Chinellato Neto	José Luiz Rodrigues Bueno
	Cláudio Borges Cassemiro	Júlio Alves Marques
	Cláudio Fernando Manzato	Moacir Nachbar Junior
Eurico Ramos Fabri
	Guilherme Muller Leal	Integrated Risk Management and Capital Allocation Committee
	Luis Carlos Furquim Vermieiro	Julio de Siqueira Carvalho de Araujo - Coordinator
	Osmar Roncolato Pinho	Laércio Albino Cezar
	Renan Mascarenhas Carmo	Domingos Figueiredo de Abreu
	Roberto de Jesus Paris	José Alcides Munhoz
	Rogério Pedro Câmara	Alexandre da Silva Glüher
	Vinicius José de Almeida Albernaz	Nilton Pelegrino Nogueira
Marco Antonio Rossi
	Regional Officers	Roberto Sobral Hollander
Alex Silva Braga
Almir Rocha
	Antonio Gualberto Diniz	Fiscal Council
	Antonio Piovesan	Members
	Delvair Fidencio de Lima	Ricardo Abecassis Espírito Santo Silva - Coordinator
	Diaulas Morize Vieira Marcondes Junior	Domingos Aparecido Maia
	Francisco Aquilino Pontes Gadelha	Nelson Lopes de Oliveira
Francisco Assis da Silveira Junior
	Geraldo Dias Pacheco	Substitute Members
	João Alexandre Silva	Renaud Roberto Teixeira
	João Carlos Gomes da Silva	João Batistela Biazon
	José Sergio Bordin	Jorge Tadeu Pinto de Figueiredo
Mauricio Gomes Maciel
	Volnei Wulff	Ombudsman Department
	Wilson Reginaldo Martins	Júlio Alves Marques – Ombudsman

General Accounting Department
Marcos Aparecido Galende
Accountant -CRC 1SP201309/O-6

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Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Report on Limited Review of Interim Consolidated Financial Information

To the Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco - SP

Introduction

We have reviewed the consolidated balance sheet of Banco Bradesco S.A., as of September 30, 2011 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three and nine month periods then ended, as well as the summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express an opinion on this interim consolidated financial information based on our limited review.

Scope of review

We conducted our limited review in accordance with Brazilian and International Standards for the Review of Interim Financial Information (NBC TR 2410 – NBC TR 2410 – Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity).

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. The scope of a review is significantly lower than an audit conducted in accordance with auditing standards and therefore does not allow us to obtain assurance that we become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the consolidated interim information does not present fairly, in all material aspects, the consolidated financial position of Banco Bradesco S.A. as of September 30, 2011, the consolidated results of their operations and their consolidated cash flows for the three and nine month periods then ended, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Brazilian Central Bank.

Other matters

Interim consolidated statements of value added

We also reviewed the interim consolidated statements of value added for the three and nine month periods ended September 30, 2011, presented as supplemental information. These statements were subject to the same review procedures described above and based on our review, we are not aware of any facts that would lead us to believe that they are not presented fairly, in all material respects, in relation to the other interim consolidated financial information taken as a whole.

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Financial Statements, Report of Independent Auditors and Fiscal Council’s Report

Report on Limited Review of Interim Consolidated Financial Information

Review of corresponding values as of and for the periods ended September 30, 2010.

The corresponding values relating to the three and nine month periods ended September 30, 2010, presented for comparative purposes, were previously reviewed by other independent auditors who issued their report dated October 26, 2010, which did not contain any modification.

São Paulo, October 25, 2011

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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Fiscal Council's Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Financial Statements related to the third quarter of 2011, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371/02, CMN Resolution 3,059/02, and Bacen Circular Letter 3,171/02, and in view of the unqualified review report prepared by KPMG Auditores Independentes, are of the opinion that the aforementioned documents, based on the Brazilian accounting practices adopted and applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, October 25, 2011

Ricardo Abecassis E. Santo Silva

Domingos Aparecido Maia

Nelson Lopes de Oliveira

206	Report on Economic and Financial Analysis – September 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 31, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.